

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A/A

Amendment No. 1

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Commission File Number: 0001608952

CALIFORNIA

UNITED STATES:
Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
Phone: (213) 407-4386

6799 – Investments, Not Elsewhere Classified	47-1637969
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Steven J. Muehler	Senior Managing Member

Mailing: C/O: Alternative Securities Markets Group Corp., 4050 Glencoe Avenue, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. affiliates who own 5% or more of any class of our Equity Membership Units:

Name and Address of Record Owner	Membership Units of Record Owned	% of Membership Units of Record Owned
Alternative Securities Markets Group Corporation (1) (2) (3)	1,000 Equity Membership Units	100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(3) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

All Members of:

Company:
Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.FixedIncomeMortgage.com
Phone: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

Broker Dealer:
Alternative Securities Market, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.AlternativeSecuritiesMarket.com
Phone: (213) 407-4386
Email: Legal@ASMMarketsGroup.com

Exclusive Registered Investment Advisory Firm:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

g) Affiliates of the issuer. None

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a wholly owned Subsidiaries of Alternative Securities Markets Group Corporation. Affiliates of Alternative Securities Corporation known as of the date of this filing are:

- Alternative Securities Market, LLC (*Broker Dealer*)
- Alternative Securities Market, Inc. (*Stock Exchange*)
- Alternative Securities Market Fixed Income Mortgage Fund(s) (*Income Producing Real Estate Holdings*)
- Alternative Securities Markets Group Aviation & Aerospace Fund (*Alt. Securities Market Fund*)
- Alternative Securities Markets Group Biofuels Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group California Water Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Commercial Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Energy Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Entertainment and Media Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Fashion and Textiles Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Financial Services Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Food and Beverage Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Hotel and Hospitality Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Life Settlement Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Medical Device and Pharmaceuticals Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Mining and Mineral Rights Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Oil and Natural Gas Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Residential Mortgage Clearinghouse Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Restaurant and Nightclub Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Retail and E-Commerce Market Fund, LLC (*to be formed in 2015*)
- Alternative Securities Markets Group Technologies Market Fund, LLC (*to be formed in 2015*)

(h) Counsel for Issuer and Underwriters.

Underwriter:
Alternative Securities Markets Group Corporation
4050 Glencoe Avenue, Unit 210
Marina Del Rey, California 90292
Website: http://www.ASMGCorp.com
Phone: (213) 407-4386
Email: Legal@ASMGCorp.com

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall be offered by Licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- Florida
- New York
- Illinois
- Texas
- Nevada
- Arizona

The Company will be using licensed Securities Broker of Alternative Securities Market, LLC as selling agents in connection with this Offering, and the Offering will be available exclusively to Registered Investment Advisors of the Registered Investment Advisory Firm "Alternative Securities Markets Group Corporation". Alternative Securities Market, LLC and Alternative Securities Markets Group Corporation will use three of its corporate websites, each as an online portal and information management tool in connection with the Offering. Each of the Websites is owned and operated by Alternative Securities Markets Group Corporation.

- http://www.FixedIncomeMortgage.com
- http://www.ASMGCorp.com; and
- http://www.AlternativeSecuritiesMarket.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Corporation, LLC** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Limited Liability Company in December of 2014. Since its formation, the Company has issued ONE THOUSAND (1,000) Equity Membership Units as illustrated below:

Name & Address	Amount Owned
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)

On January 2nd, 2014, the Company sold ONE THOUSAND EQUITY MEMBERSHIP UNITS to "Alternative Securities Markets Group Corporation" for a price of $1.00 USD per Equity Membership Unit ($1,000 USD Total). The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Other Present or Proposed Offerings.

The Parent Company of Alternative Securities Markets Group Fixed Income Mortgage Fund, LLC, "Alternative Securities Markets Group Corporation", intends to offer and sell equity and/or debt securities related to additional financial services products it offers, or for products and services offered by one of its wholly owned subsidiaries. Alternative Securities Markets Group Corporation, through its wholly owned subsidiaries, expects to file one or more new Offering Statements on SEC Form 1-A covering the additional Offerings for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual State, to the extent necessary

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered by Licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Best Efforts Offering of 5,000 Secured Investment Certificates

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC, a California Limited Liability Company (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $1,000. The Certificates will be offered in maturities of 5, 10, 15, 20 and 30 years from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 37 of this Registration Statement. The Fixed Rates of Interest for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 37 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of March 2nd, 2015.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF MARCH 2nd, 2015
5 YEAR	Prime Plus 5.75%	9.00%
10 YEAR	Prime Plus 7.00%	10.25%
15 YEAR	Prime Plus 7.75%	11.00%
20 YEAR	Prime Plus 8.25%	11.50%
30 YEAR	Prime Plus 8.75%	12.00%

The Initial Rates set forth above will be effective only for Certificates issued between November 3rd, 2014 and November 28th, 2014. The Interest Rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; and http://www.ASMGCorp.com

The Company may prepay some or all of the Certificates at any time prior to their Maturity without premium or penalty.

The Company will pay Interest on Certificates Monthly. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will notify the Holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify in ten business days before the Maturity Date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate rollover will be automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company based on the same term as the original Certificate. The Holder may elect to rollover all, or a portion of, the Certificates it owns. To determine the Interest Rate applicable to the rolled-over Certificate, Holders should call the Company at (213) 407-4386, or consult the web pages at: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; or http://www.ASMGCorp.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of Interest Payments will be identical to the frequency of the Original Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" on page 39 of this Registration Statement.

The Company is offering the Certificates directly to Investors through its Officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan for Distribution" on page 25 of this Registration Statement.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after the Offering is qualified by the United States Securities and Exchange Commission (The "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation to an offer to buy, nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such State.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURED INVESTMENT CERTIFICATES.

THESE SECURED INVESTMENT CERTIFICATES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURED INVESTMENT CERTIFICATES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURED INVESTMENT CERTIFICATES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

MARCH 2nd, 2015

ITEM 2: DISTRIBUTION SPREAD

	Number of Certificates	Offering Price (1)	Selling Commissions (2)	Proceeds to Company
Per Certificate	------	**$1,000.00**	**$50.00**	**$950.00**
Total Minimum	**001**	**$1,000.00**	**$50.00**	**$950.00**
Total Maximum	**5,000**	**$5,000,000**	**$250,000**	**$4,750,000**

1) The Company is paying directly the costs of the Offering, which are estimated to be approximately $50,000.
(2) We plan to use licensed brokers associated with Alternative Securities Market, LLC as placements agent or broker for this Offering. The units will also be available exclusively to Registered Investment Advisors of the Alternative Securities Markets Group Corporation.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURED INVESTMENT CERTIFICATES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURED INVESTMENT CERTIFICATES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURED INVESTMENT CERTIFICATES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURED INVESTMENT CERTIFICATES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

RISKS ASSOCIATED WITH INVESTMENT IN THE

ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC

Investing in the Company's Secured Investment Certificates is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC commenced operations in December of 2014. The Company was formed as a California Limited Liability Company. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Senior Managing Member, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler, along with being the Senior Managing Member of the Company, Mr. Muehler is also the Founder, Chief Executive Officer and Chairman of the Board of Directors for Alternative Securities Markets Group Corporation. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 15-20 hours per week to the Management of the Company.

Risks of Borrowing

The Company does intend to incur any additional mortgaged debt beyond the debt commitments provided in this offering. When the Company incurs additional debt in the future (in the form of first mortgage lien positions on the renovated real estate assets of the Company) additional possible risks could arise. When the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the

Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Managing Member with respect to application and allocation of the net proceeds of this Offering. Investors for the Secured Investment Certificates offered hereby will be entrusting their funds to the Company's Managing Member, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

There is no minimum amount of Secured Investment Certificates that need to be sold in this offering for the Company to access the investment funds is. All Investor funds will be transferred from the Company's Investment Deposit Account to the Company's General Business Operation Account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secured Investment Certificates at any time, regardless of the number of Secured Investment Certificates that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Secured Investment Certificates is not fully subscribed.

Control by Management

As of March 1st, 2015 the Alternative Securities Markets Group Corporation owned 100% of the Company's outstanding Equity Membership Units. Mr. Steven J. Muehler, is the Sole Shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation, and the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. Upon completion of this Offering, the Alternative Securities Markets Group Corporation will own 100% of the issued and outstanding Equity Membership Units. Investors of the Company's Secured Investment Certificates will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secured Investment Certificates are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Units would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Member deems it necessary. As a result, the Company's Secured Investment Certificates are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secured Investment Certificates to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secured Investment Certificates to trading on an "Over-the-Counter" or "Open Market", though the Company *may* choose to convert to a Stock Corporation within the next Five Years and submit an S-1 or Form 10 Filing. There can be no assurance that a liquid market for the Secured Investment Certificates will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secured Investment Certificates easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secured Investment Certificates and investors wishing to sell the Secured Investment Certificates might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secured Investment Certificates which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an Issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Investment Certificate holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Long Term Nature of Investment

An investment in the Company's Secured Investment Certificates may be long term and illiquid. As discussed above, the offer and sale of the Secured Investment Certificates will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Secured Investment Certificates must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Secured Investment Certificates are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secured Investment Certificates were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secured Investment Certificates. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Secured Investment Certificates offered has been arbitrarily established by the current Managing Member of the Company. Considering such matters as the state of the Company's business development and the general condition of the industry in which it operates, the Offering price bears little relationship to the assets, net worth, or any other objective criteria.

All of the Alternative Securities Markets Group Corporation's Businesses are subject to risks related to Litigation, Arbitration Actions and Governmental and Self Regulation Organization Investigations

All Companies of the Alternative Securities Markets Group Corporation are subject to legal proceedings arising out of their business operations, including lawsuits, arbitration claims, regulatory, governmental and Self Regulating Organization subpoenas, investigations and actions and other claims. We anticipate the majority of any legal claims will be client initiated and involve the purchase or sale of investment securities. We plan in our Investment Advisory Program (Alternative Securities Markets Group Corporation), we will have fiduciary obligations that require the Alternative Securities Markets Group Corporation and its Registered Financial Advisors to act in the best interests of its Advisors Clients. The Alternative Securities Markets Group Corporation's Companies may face liabilities for actual or alleged breaches of legal duties to our Advisors' Clients, in respect of issues related to the suitability of the financial products that the Alternative Securities Markets Group Corporation makes available to its Clients, or the investment advice of our Alternative Securities Markets Group Corporation's Registered Investment Advisors based on the Clients' objectives. In addition, the Alternative Securities Markets Group Corporation's Companies may also become subject to claims, allegations and legal proceedings that the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, has infringed or misappropriated intellectual property or other proprietary rights of others. In addition, the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, may be subject to legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims. The outcome of any such actions cannot be predicted, and a negative outcome in such a proceeding could result in substantial legal liability, loss of intellectual property rights and injunctive or other equitable relief against the Alternative Securities Markets Group Corporation or a wholly owned subsidiary of the Alternative Securities Markets Group Corporation. Further, such outcome may cause us significant reputational harm and could have a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

Alternative Securities Markets Group Corporation's Risk Management Policies and Procedures May Not be Fully Effective in Mitigating the Alternative Securities Markets Group Corporation's, or that of a wholly owned Subsidiary of the Alternative Securities Markets Group Corporation's, Risk Exposure in all Market Environments or Against all Types of Risks.

The Alternative Securities Markets Group Corporation has adopted policies and procedures to identify, monitor and manage the operational risks of the Alternative Securities Markets Group Corporation, and that of its wholly owned subsidiaries. These policies and procedures, however, may not be fully effective. Some of the Alternative Securities Markets Group Corporation's risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise accessible by the Alternative Securities Markets Group Corporation, and it's wholly owned subsidiaries. In some cases, however, that information may not be accurate, complete or up-to-date. Also, because the Alternative Securities Markets Group Corporation's Advisors may work in small, decentralized offices, additional risk management challenges may exist. If the Alternative Securities Markets Group Corporation's policies and procedures are not fully effective or the Alternative Securities Markets Group Corporation is not always successful in capturing all risks to which the Alternative Securities Markets Group Corporation, or a wholly owned subsidiary, the Alternative Securities Markets Group Corporation or its wholly owned subsidiary may suffer harm to its reputation or be subject to litigation or regulatory actions that could have a material adverse effect on its business and financial condition.

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RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC'S REAL ESTATE PORTFOLIO OPERATIONS

Residential Real Estate Operations:

We are Employing a New and Untested Business Model with No Proven Track Record, which may make our Business Difficult to Evaluate

Until very recently, the residential acquisition, rehab and rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, local property managers. Our investment strategy involves purchasing a large number of residential properties, renovating them, and leasing them to suitable tenants. No companies exist with an established track record to enable us to predict whether our investment strategy can be implemented successfully over time. It will be difficult for you to evaluate our potential future performance without the benefit of established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may adversely affect our results of operations to make distributions to our Secured Investment Certificate Holders as agreed, and cause our value to decline. We believe the acquisition, renovation, operation and management of residential real estate is the most comparable established model for our business, but in contrast to typical small company regional operations, the geographic dispersions of residential properties (even within local clustering) creates significantly greater operational and maintenance challenges and, potentially, significantly higher per-unit operating costs. In addition, since each property has unique features, appliances and building materials, renovations, maintenance, marketing and operational tasks will be far more varied and demanding than in a typical residential multi-family unit investment setting. We may be unable to operate a large portfolio of single-family rental properties in a cost-effective and profitable manner and our business plan may not succeed. We also can provide no assurance that we will be able to successfully achieve our objective of providing attractive risk-adjusted returns.

We May Not be able to Effectively Manage our Growth, and any Failure to do so may have an Adverse Effect on our Business and Operating Results

We have a no operating history, and we plan to grow our residential property portfolio and operations rapidly. Our future operating results depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

- Stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;
- Identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;
- Attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;
- Continue to improve our operational and financial controls and reporting procedures and systems; and
- Scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have Not Yet Identified any Specific Properties to Acquire with Net Proceeds of this Offering, and any Concurrent Private Placements Remaining after Repayment of Debt, you will be Unable to Evaluate the Economic Merits of our Investments Made with such Net Proceeds before making an Investment Decision to Purchase our Secured Investment Certificates

We will have broad authority to invest a portion of the net proceeds of this offering and any concurrent private placements in any real estate investments we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and we will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended from time to time at the discretion of the Company's Management, without out notice to Secured Investment Certificate Holders. These factors will increase the uncertainty and the risk of investing in our Secured Investment Certificates.

Although we intend to use a portion of the net proceeds of this offering and any concurrent private placements to acquire, renovate and rent residential properties in our targeted markets, we cannot assure you that we will be able to do so. Our failure to apply the proper portion of the net proceeds of this offering and any concurrent private placements effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

We May Rely on Local, Third-party Providers for Services that May Become Limited or Unavailable and May Harm our Brand and Reputation and Operation Results

We may rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers require significant management resources and expertise. If we do not select, manage and supervise appropriate third-parties for these services, our brand and reputations and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, of if the third party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

The Company May Not be able to Effectively Control the Timing and Costs Relating to the Renovation of Properties, which may Adversely Affect our Operating Results and our Ability to make Payments to Secured Investment Certificate Holders

Nearly all of the properties to be acquired by the Company will require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenants' deposits and insurance may not cover.

Our properties will have infrastructure and appliances of varying ages and conditions. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, our operating results and ability to make distributions to our Secured Investment Certificate Holders may be adversely affect.

We Face Significant Competition for Acquisitions of our Targeted Properties, which May Limit our Strategic Opportunities and Increase the Cost to Acquire those Properties

We face significant competition for attractive acquisition opportunities in our target markets from other larger real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REIT's and other funds recently deployed, and other are expected to deploy in the near future, significant amounts of capital to purchase residential family properties and may have investment objectives that overlap and complete with ours, including in our target markets. This activity may adversely impact our level of purchases in certain target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition properties may be significantly elevated, or we may be unable to acquire properties on desirable terms, or at all.

We Face Significant Competition in the Leasing Market for Quality Tenants, which may Limit our Ability to Rent our Residential Properties on Favorable Terms, or at all.

We face competition for tenants from other lessors of residential properties, apartment buildings and condominium units, and the continuing development of apartment buildings and condominium units in many of the targeted markets increases the supply of residential housing and exacerbates competition for tenants. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain tenants and lease our residential properties on favorable terms, or at all. Additionally, some competing housing options may qualify for government subsidies that may make options more affordable and therefore more attractive than our properties.

Our Evaluation of Properties Involves a Number of Assumptions that May Prove Inaccurate, which could Result in us Paying Too Much for Properties we Acquire or Overvaluing our Properties, Resulting in them Failing to Perform as we Expect

In determining whether a particular property meets our investment criteria, we will make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for properties we acquire or overvalue our properties, or our properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased. Reductions in the supply of properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the properties that we acquire may vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. Our ability to identify and acquire such properties is fundamental to our success. In addition, the recent market and regulatory environments relating to residential properties have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceeding to commence before vacating foreclosed premises, which significantly increases the time period between the acquisition and leasing of a property. Such changes affect the accuracy of our assumptions and, in turn, may adversely affect our operating results.

Purchasing Residential Properties through the Foreclosure Auction will Subject us to Significant Risks that Could Adversely Affect our Operating Results, Cash Flows and Ability to Make Distributions to our Secured Investment Certificate Holders

We expect to acquire properties purchased as portfolios in bulk from other owners of residential properties. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain properties purchased in bulk portfolios do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, these properties, which could take an extended period of time and may not result in a sale at an attractive price.

Residential Properties that are being Sold through Short Sales or Foreclosure Sales are Subject to Risks of Theft, Mold, Infestation, Vandalism, Deterioration or Other Damage that Could Require Extensive Renovation Prior to Renting and Adversely Impact Operating Results

When a residential property is put into foreclosure due to a default by the homeowner on its mortgage obligations or the value of the property is substantially below the outstanding principal balance on the mortgage and the homeowner decides to seek a short sale, the homeowner may abandon the property or cease to maintain the property as rigorously as the homeowner normally would. Neglected and vacant properties are subject to increased risks of theft, mold, infestation, vandalism, general deterioration and other maintenance problems that may persist without appropriate attention and remediation. If we begin to purchase a large volume of properties in bulk sales and are not able to inspect them immediately before closing on the purchase, we may purchase properties that may be subject to these problems, which may result in maintenance and renovation costs and time frames that far exceed our estimates. These circumstances could substantially impair our ability to quickly renovate and lease such properties in a cost efficient manner or at all, which would adversely impact our operating results.

If Occupancy Levels and Rental Rates in our Target Markets Do Not Increase Sufficiently to Keep Pace with Rising Costs of Operations, our Income and Distributable Cash will Decline

The success of our business model depends, in part, on conditions in the residential real estate rental market in our target markets. Our asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and residential real estate markets in particular, including:

- A tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;

- Prolonged recovery from a lengthy weak economic and employment conditions that severely increased foreclosure rates and made it more difficult for families to remain in their homes that were purchased prior to the housing market downturn;

- Unstable real estate values that have challenged the traditional notion that homeownership is a stable investment; and

- The continued unprecedented level of vacant housing comprising the real estate owned, or REO, inventory held for sale by banks, government sponsored entities and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. Eventually, a continued strengthening of the U.S. economy and job growth, coupled with government programs designed to keep home owners in their homes and/or other factors may contribute to a stabilization or reversal of the current trend that favors renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase housing assets at below replacement costs and convert them to productive uses, the supply of residential rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

Eminent Domain could Lead to Material Losses on our Investments in our Properties

Governmental authorities may exercise eminent domain to acquire land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. Our investment strategy is premised on the concept that this "fair value" will be substantially less than the real value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain. Several cities also are exploring proposals to use eminent domain to acquire mortgages to assist homeowners to remain in their homes, potentially reducing the supply of residential properties in our target markets.

We will Depend on our Tenants and their Willingness to Renew their Leases for Substantially all of our Revenues. Poor Tenant Selection and Defaults and Non-renewals by our Tenants may Adversely Affect our Reputation, Financial Performance and Ability to Make Distributions to our Secured Investment Certificate Holders

We depend on tenants for substantially all of our revenues. As a result, our future success depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation, financial performance and ability to make distributions to our Secured Investment Certificate Holders would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Short-term Leases of Residential Property may Expose us to the Effects of Declining Market Rents, which may Adversely Affect our Operating Results and our Ability to make Distributions to our Secured Investment Certificate Holders

Substantially all of our leases are of a duration of less than two years and will be one year in the majority of cases. As these leases permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have a limited track record, we cannot accurately predict our turnover rate or the associated costs we will incur. Moreover, we cannot assure you that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results and ability to make distributions to our Secured Investment Certificate Holders could be adversely affected.

Declining Real Estate Values and Impairment Charges could Adversely Affect our Financial Condition and Operating Results.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment charge will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would directly impact our financial condition and operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A declining real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges would adversely affect our financial condition and operating results.

Commercial Real Estate Operations:

We May Not be able to Effectively Manage our Growth, and any Failure to do so may have an Adverse Effect on our Business and Operating Results

We have a no operating history, and we plan to grow our Commercial Real Estate property portfolio and operations rapidly. Our future operating results depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

- Stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;
- Identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;
- Attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;
- Continue to improve our operational and financial controls and reporting procedures and systems; and
- Scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have Not Yet Identified any Specific Properties to Acquire with Net Proceeds of this Offering, and any Concurrent Private Placements Remaining after Repayment of Debt, you will be Unable to Evaluate the Economic Merits of our Investments Made with such Net Proceeds before making an Investment Decision to Purchase our Secured Investment Certificate Holders

We will have broad authority to invest a portion of the net proceeds of this offering and any concurrent private placements in any real estate investments we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and we will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended from time to time at the discretion of the Company's Management, without out notice to Secured Investment Certificate Holders. These factors will increase the uncertainty and the risk of investing in our Secured Investment Certificates.

Although we intend to use a portion of the net proceeds of this offering and any concurrent private placements to acquire, renovate and lease commercial properties in our targeted markets, we cannot assure you that we will be able to do so. Our failure to apply the proper portion of the net proceeds of this offering and any concurrent private placements effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

We May Rely on Local, Third-party Providers for Services that May Become Limited or Unavailable and May Harm our Brand and Reputation and Operation Results

We may rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers requires significant management resources and expertise. If we do not select, manage and supervise appropriate third-parties for these services, our brand and reputations and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, of if the third party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

The Company May Not be able to Effectively Control the Timing and Costs Relating to the Renovation of Commercial Real Estate Properties, which may Adversely Affect our Operating Results and our Ability to make Payments to Secured Investment Certificate Holders

Nearly all of the commercial real estate properties to be acquired by the Company will require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenants' deposits and insurance may not cover.

Our commercial real estate properties will have infrastructure of varying ages and conditions. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in commercial real estate property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, our operating results and ability to make distributions to our Secured Investment Certificate Holders may be adversely affect.

We Face Significant Competition for Acquisitions of our Targeted Commercial Real Estate Properties, which May Limit our Strategic Opportunities and Increase the Cost to Acquire those Properties

We face significant competition for attractive acquisition opportunities in our target markets from other larger commercial real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REIT's and other funds recently deployed, and other are expected to deploy in the near future, significant amounts of capital to purchase commercial real estate properties and may have investment objectives that overlap and complete with ours, including in our target markets. This activity may adversely impact our level of purchases in certain target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition commercial real estate properties may be significantly elevated, or we may be unable to acquire commercial real estate properties on desirable terms, or at all.

We Face Significant Competition in the Commercial Real Estate Leasing Market for Quality Tenants, which may Limit our Ability to Rent our Commercial Real Estate Properties on Favorable Terms, or at all.

We face competition for tenants from other lessors of commercial real estate properties in many of the targeted markets. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain tenants and lease our commercial real estate properties on favorable terms, or at all.

Our Evaluation of Commercial Real Estate Properties Involves a Number of Assumptions that May Prove Inaccurate, which could Result in us Paying Too Much for Properties we Acquire or Overvaluing our Properties, Resulting in them Failing to Perform as we Expect

In determining whether a particular commercial real estate property meets our investment criteria, we will make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for commercial real estate properties we acquire or overvalue our commercial real estate properties, or our commercial real estate properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer commercial real estate properties qualifying under our investment criteria, including assumptions related to our ability to lease commercial real estate properties we have purchased. Reductions in the supply of commercial real estate properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the commercial real estate properties that we acquire may vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire commercial real estate properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. Our ability to identify and acquire such commercial real estate properties is fundamental to our success. In addition, the recent market and regulatory environments relating to commercial real estate properties have been changing rapidly, making future trends difficult to forecast.

If Occupancy Levels and Rental Rates in our Target Markets Do Not Increase Sufficiently to Keep Pace with Rising Costs of Operations, our Income and Distributable Cash will Decline

The success of our business model depends, in part, on conditions in the commercial real estate rental market in our target markets. Our commercial real estate asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and commercial real estate markets in particular, including:

- A tightening of credit that has made it more difficult to finance a commercial real estate purchase;
- Prolonged recovery from a lengthy weak economic and employment conditions have made it more difficult for business owners to remain in business, expand operations, or even continues operations after the recent economic downturn;
- Unstable commercial real estate values that have challenged the traditional notion that real estate is a stable investment; and
- The continued level of un-updated commercial real estate comprising the commercial real estate inventory has left many business searching out of their markets for suitable commercial real estate for their businesses and ventures.

We do not expect these favorable trends in the commercial real estate market to continue indefinitely. Eventually, a continued strengthening of the U.S. economy and job growth, and other factors may contribute to a stabilization or reversal of the current trend that favors commercial real estate renting rather than ownership for business owners. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase commercial real estate assets at below replacement costs and convert them to productive uses, the supply of commercial real estate rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

We will Depend on our Tenants and their Willingness to Renew their Leases for Substantially all of our Revenues. Poor Tenant Selection and Defaults and Non-renewals by our Tenants may Adversely Affect our Reputation, Financial Performance and Ability to Make Distributions to our Secured Investment Certificate Holders

We depend on tenants for substantially all of our revenues. As a result, our future success depends in large part upon our ability to attract and retain qualified tenants for our commercial real estate properties. Our reputation, financial performance and ability to make distributions to our Secured Investment Certificate Holders would be adversely affected if a significant number of our commercial real estate tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on lease payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our commercial real estate properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with regulations, sublet to less desirable companies or individuals in violation of our lease or permit unauthorized persons to occupy the space. Damage to our commercial real estate properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the commercial real estate property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that commercial real estate property and will incur costs in protecting our investment and re-leasing the property.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – "*ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION*

Alternative Securities Markets Group Corporation Depends on its Ability to Attract and Retain Experienced and Productive Registered Investment Advisors

Alternative Securities Markets Group Corporation expects to derive a large portion of its revenues from commissions and fees generated by its Registered Investment Advisors. The Alternative Securities Markets Group Corporation's ability to attract and retain experienced and productive Registered Investment Advisors is planned to contribute significantly to its growth and success, and the Alternative Securities Markets Group Corporation's strategic plan is premised upon continued growth in the number of its Registered Investment Advisors. If the Alternative Securities Markets Group Corporation fails to attract new Registered Investment Advisors and to motivate its current Registered Investment Advisors, the Alternative Securities Markets Group Corporation's business may suffer.

The market for experienced and production Registered Investment Advisors is highly competitive, and the Alternative Securities Markets Group Corporation shall devote significant resources to attracting and retaining the most qualified Registered Investment Advisors. In attracting and retaining Registered Investment Advisors, Alternative Securities Markets Group Corporation may compete directly with a variety of financial institutions such as regional broker-dealers, banks, insurance companies and crowdfunding companies, as well as Independent Registered Investment Advisors. If Alternative Securities Markets Group Corporation is not successful in attracting or retaining highly qualified Registered Investment Advisors, The Alternative Securities Markets Group Corporation may not be able to recover the expense involved in attracting and training these Registered Investment Advisors. There can be no assurance that The Alternative Securities Markets Group Corporation will be successful in its efforts to attract and retain the Registered Investment Advisors needed to achieve its growth objectives.

Alternative Securities Markets Group Corporation's Financial Condition and Results of Operations may be Adversely Affected by Market Fluctuations and Other Economic Factors

Alternative Securities Markets Group Corporation's financial condition and results of operations may be adversely affected by market fluctuations and other economic factors. Significant downturns and volatility in equity and other financial markets can have an adverse effect on the financial condition and results of the Alternative Securities Markets Group Corporation's operations.

General economic and market factors can affect the Alternative Securities Markets Group Corporation's commissions and fee revenue. For example, a decrease in market levels can:

- Reduce new investments by new and existing clients in financial products that are linked to the Alternative Securities Marker or another Stock Market.
- Reduce the value of advisory assets, thereby reducing asset-based fee income; and
- Motivate clients to withdraw funds from their managed accounts, reducing advisory assets under management, which reduces advisory fee revenues and asset-based fee income.

In addition, because a portion of the Alternative Securities Markets Group Corporation's expenses are fixed, the Alternative Securities Markets Group Corporation's ability to reduce its fees over short periods of time is limited, which could negatively impact the Alternative Securities Markets Group Corporation's profitability.

Lack of Liquidity or Access to Capital could Impair the Alternative Securities Markets Group Corporation's Business and Financial Condition

Liquidity, or ready access to funds, is essential to the Alternative Securities Markets Group Corporation's business. The Alternative Securities Markets Group Corporation expects to expend significant resources investing in its business, particularly with respect to its technology and client service platforms it maintains with Alternative Securities Market, Inc. (also known as, "The Alternative Securities Market"). As a result, reduced levels of liquidity could have a significant negative effect on the Alternative Securities Markets Group Corporation. Some potential conditions that could negatively affect the Alternative Securities Markets Group Corporation's liquidity include:

- Illiquid or volatile markets;
- Diminished access to debt or capital markets; or
- Unforeseen cash or capital requirements, adverse legal settlements or judgments

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to the Alternative Securities Markets Group Corporation's. Without sufficient liquidity, the Alternative Securities Markets Group Corporation could be required to curtail its operations, and the Alternative Securities Markets Group Corporation's business would suffer.

Regulatory Developments and the Alternative Securities Markets Group Corporation's Failure to Comply with Regulations could Adversely Affect the Alternative Securities Markets Group Corporation's Business by Increasing the Alternative Securities Markets Group Corporation's Costs and Exposure to Litigation, Affecting the Alternative Securities Markets Group Corporation's Reputation and Making its Business Less Profitable

The Alternative Securities Markets Group Corporation's business is subject to extensive U.S. Regulation and Supervision, including Securities and Investment Advisory Services. The securities industry in the United States is subject to extensive regulation under both Federal and State Laws. The Alternative Securities Markets Group Corporation is a Registered Investment Advisor is:

- Is a Registered Investment Advisory Firm currently registered in the State of California, with intentions of Registering in all 50 States during the 2015 Calendar Year.
- Is a member of Financial Industry Regulatory Authority, Inc. ("FINRA")

Much of the regulation of Registered Investment Advisors has been delegated to a Self-Regulatory Organization ("SRO"), namely FINRA, who is the Alternative Securities Markets Group Corporation's primary regulator for its Financial Advisory and Asset Management business.

The United States Securities and Exchange Commission ("SEC"), FINRA and various U.S. Governmental and Regulatory Authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. There can also be no assurance that other Federal or State Agencies will not attempt to further regulate the Alternative Securities Markets Group Corporation's business. These legislative and regulatory initiatives may affect the way in which the Alternative Securities Markets Group Corporation conducts its business and may make the Alternative Securities Markets Group Corporation's business model less profitable.

The Alternative Securities Markets Group Corporation's ability to conduct business in the jurisdiction in which it currently operations, or plans to operate in the future, depends upon the Alternative Securities Markets Group Corporation's compliance with the laws, rules and regulations promulgated by Federal Regulatory Bodies and the Regulatory Authorities in each of these jurisdictions. The Alternative Securities Markets Group Corporation's ability to comply with all applicable laws, rules and regulations is largely dependent on its establishment and maintenance of compliance, audit and reporting systems and procedures, as well as its ability to attract and retain qualified compliance, audit and risk management personnel. While the Alternative Securities Markets Group Corporation has adopted policies and procedures reasonably designed to comply with all applicable laws, rules and regulation, these systems and procedures may not be fully effective, and there can be no assurance that regulators or third parties will not raise material issues with respect to Alternative Securities Markets Group Corporations or Alternative Securities Markets Group Corporation's Management's, past or future compliance with applicable regulations.

The Alternative Securities Markets Group Corporation's profitability cold also be affected by rules and regulations that impact the business and financial communities generally, and, in particular, the Alternative Securities Markets Group Corporation's Advisors' Clients', including changes to the laws governing taxation (including the classification of Independent Contractor status of the Alternative Securities Markets Group Corporation's Advisors), electronic commerce, privacy and data protection. Failure to comply with rules and regulations could subject the Alternative Securities Markets Group Corporation to regulatory actions or litigation, and it could also have a material adverse effect on the Alternative Securities Markets Group Corporation's business, results of operations, cash flows or financial condition.

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ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 5,000 Secured Investment Certificates (the "Certificates") of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. The Certificates offered through this Offering have no voting rights and are not convertible to equity membership units of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000 Secured Investment Certificates, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Licensed Securities Brokers and the Registered Investment Advisors of Alternative Securities Markets Group Corporation. There are no plans to stabilize the market for the Secured Investment Certificates to be offered. Investors can purchase Secured Investment Certificates from a Securiteis Broker of Alternative Securities Market, LLC, or a Registered Investment Advisor of Alternative Securities Markets Group Corporation by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secured Investment Certificates can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secured Investment Certificates.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

The Company will use three websites, each as an online portal and information management tool in connection with the Offering. The Websites are each owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.FixedIncomeMortgage.com**
- **http://www.AlternativeSecuritiesMarket.com**
- **http://www.ASMGCorp.com**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC**. And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secured Investment Certificates.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secured Investment Certificates

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	**$4,700,000**	**94%**	**N/A**	**N/A**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2)	**$300,000**	**6%**	**N/A**	**N/A**

Footnotes:

(1) Includes an estimated $50,000 (1%) for memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the
Offering.
(2) This Offering is being sold by licensed Securities Brokers of Alternative Securities Market, LLC and by Registered Investment Advisors of Alternative Securities Markets Group Corporation.

Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS	DOLLAR TOTAL	PERCENTAGE TOTAL
Costs of Offering	**$300,000**	**6%**
Real Estate Acquisition Price (Estimated, no Target) Property #1	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #1	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #2	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #2	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #3	**$250,000**	**5.0%**

Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #3	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #4	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #4	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #5	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #5	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #6	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #6	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #7	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #7	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #8	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #8	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #9	**$250,000**	**5.0%**

Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #9	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #10	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #10	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #11	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #11	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #12	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #12	**$100,000**	**2.0%**
Real Estate Acquisition Price (Estimated, no Target) Property #13	**$250,000**	**5.0%**
Real Estate Renovation & Marketing Costs (Estimated, no Target) Property #13	**$100,000**	**2.0%**
Capital Reserve / Contingency Reserve	**$100,000**	**2.0%**

NOTE: Each of the above listed properties are anticipated to have the complete investment of the Company completely replaced through a traditional refinance or sale within 12-18 months of acquisition. Funds recovered by the traditional refinance will within 30 days be secured to a new property. This process will continue for as long as investment capital allows. Should a refinance not be able to retire the complete investment of the Company, the remaining balance will become a "second lien" on the property, and will be the first debts to be fully paid after monthly debt service on the property.

NOTE: Should the full investment offering not be fully subscribed, the total funds raised will be distributed per the "percentage total" detailed in the above illustration.

NOTE: The above figures of $250,000 and $100,000 are estimates. The Company anticipates acquiring properties for as little as $50,000 on the low side, and a high as $450,000 on the high side. Renovations may be as little as $50,000 on the low side, and $150,000 on the high side.

ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC – PRIVATE REAL ESTATE OPERATIONS

Alternative Securities Markets Group Fixed Income Fund I, LLC focuses on acquiring, renovating, leasing and operating residential single-family homes, residential multi-family homes, multi-family apartment homes and small commercial properties. The Alternative Securities Markets Group Corporation intends to become a leader in the small residential and small commercial rental industry by aggregating a geographically diversified portfolio of high quality small residential and small commercial properties, and developing "ASMG Real Estate Management" into a nationally recognized brand that is well-known for quality, value and tenant satisfaction, and is well respected in each community we occupy. Our objective is to generate attractive, risk-generated returns for our Company through long-term lease income and asset appreciation.

Alternative Securities Markets Group Fixed Income Fund I, LLC intends to use the majority of the net proceeds of this offering, and concurrent private placements, to continue to acquire and renovate small residential and small commercial properties, and to repay any indebtedness that the Company expects to incur in the future. In addition to our single-family and multi-family properties, we also may seek to invest in condominium units, townhouses and real estate-related debt investments, including the acquisition of "performing" and "non-performing" real estate debt notes. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

Residential Real Estate Operations:

Residential housing is the largest real estate asset class in the United States with a size of approximately $25 Trillion U.S. Dollars, according to Zillow (http://www.zillow.com/blog/value-us-homes-to-top-25-trillion-141142/). Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing. While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, "mom and pop" owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, seeking to efficiently acquire larger numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

While many investment firms chose to enter the Real Estate Investment Market during the recession, the Company chose to wait until a market recovery was upon us. The Overall cumulative value of all homes in the United States at the end of 2013 was approximately $25.7 Trillion, which is up almost $1.9 Trillion, or 7.9 percent from the end of 2012. Gains were calculated by measuring the difference between cumulative home values as of the end of 2012 and anticipated home values at the end of 2013.

This gain in cumulative home value was the second annual gain in a row, after home values fell every year from 2007 through 2011. Between 2007 and 2011, the total value of the U.S. housing stock fell by $6.3 Trillion. Over the years of 2012 and 2013, U.S. Homes gained back approximately $2.8 Trillion, or about 44 percent of the total value lost during the recession.

In 2013, the housing market continued to build on the positive momentum that began in 2012. Low mortgage rates and an "improving economy" have helped bring both buyers in to the market, but lenders with extremely tight credit guidelines, are not lending mortgage loans to "qualified buyers" like they have in the past, leaving a "saturated qualified renter market" not seen in years in the United States ready to rent homes from investors.

Residential Real Estate Growth Strategies:

Our primary objective is to generate attractive risk-adjusted returns for the Company and we believe this objective can be achieved by following the below strategies:

- ***Secure early-mover advantage and position as a dominant owner / operator of residential properties:*** Until recently, the residential acquisition and rental market has been extremely fragmented, comprised primarily of private and individual property developers and investors in local markets. Until recently, there have been no large-scale, national market owners / operators in the "acquisition, renovation and rental market" due primarily to the challenge of efficiently scaling acquisition, renovation management and lease management of many individual homes, let alone homes that require remodel or renovation. With an unprecedented opportunity to acquire single-family homes at attractive prices, with a over saturated marketplace of qualified renters that do not qualify to purchase a home due to strict mortgage loan restrictions, we intend to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business.

- ***Employ a robust and disciplined property acquisition process.*** The Company has established the "ASMG Acquisition and Renovation Platform" to acquire high quality residential properties. The ASMG Acquisition and Renovation Platform is designed for in-house full-time personnel to be dedicated to identifying, evaluating, inspecting and acquiring homes throughout the United States. The Company will primarily acquire properties at foreclosure auctions, through broker sales (primarily multiple listing service, or MLS, and short sales) and through estate sales. The Company may source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors.

- ***Assemble a geographically diversified portfolio:*** We will be focusing on acquiring residential properties in selected submarkets, with an emphasis of acquisition of an undervalued property in need of repairs, with an emphasis on achieving critical mass within each target market selected. We will continually evaluate potential new markets where we may make investments and establish operations as opportunities emerge. We will select our markets based on steady population growth, strong rental demand and a high level of distressed sales of homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation.

- ***Efficiently manage and operate properties:*** Building on the experience of the executive team, we will utilize a management style that is based off case study of the "self-storage industry". We believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between "centralization" and "decentralization". We will utilize in-house property management as much as possible for our properties in as many markets as we believe it is economical to do so.

- ***Establish a nationally recognized brand of quality residential rental properties:*** We will strive to establish "ASMG Real Estate Management" as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified personnel, as well as support higher rental rates.

Small Commercial Real Estate Operations:

Alternative Securities Markets Group Fixed Income Fund I, LLC intends to acquire Class C small commercial real estate assets in key emerging submarkets throughout the United States, primarily in locations the Company believes that the target real estate asset has strategic advantages compared to neighboring submarkets. The Company will then renovate or develop each class C real estate asset to a Class A or Class B small commercial real estate asset, and stabilize each asset with long-term leases and provide management for each asset.

The Company's primary goal for its Commercial Real Estate operation is to deliver a steady stream of high quality, adaptable and productive small commercial work environments for the wide range of industries attracted to the vibrant economic centers throughout the United States.

We plan to increase our asset base annually via acquisition, purchasing a variety of Class C small commercial properties that meet our "post redevelopment" standards for quality, location, amenities and the potential for increased long-term lease and appreciation, all near what we consider to be "cyclically low prices".

When market conditions support it, we will look toward new development, where we will control the location, design and amenities of the properties we add to the portfolio. Such control can often produce a more appealing and functional property four tenants and a better outcome for our revenues and growth.

We will maintain and active, multi-year development program, focusing on economically dynamic locations where anticipated long-term demand is strong, supply is habitually limited and barriers to entry are formidable. Typically this will mean the top coastal submarkets that offer both a vibrant economic backdrop for businesses and a unique quality of life for their employees.

Commercial Real Estate Operations Growth Strategy:

The Company's objectives are to maximize cash flow through long-term leases and achieve value added growth through opportunistic acquisitions, development and appreciation. The Company believes that opportunities exist to increase cash flow and overall value by: (i) acquiring Class C small commercial properties with the potential for re-development to a Class A or Class B small commercial property, where attractive income and value returns are achievable, all in strategic suburban submarkets where such properties complement the Company's portfolio; (ii) from contractual increases in base rents from acquired properties; and (iii) by developing properties for the benefit of the Company where such development will result in a favorable risk-adjusted return on investment.

The Company believes that a number of factors will enable it to achieve its commercial real estate business objectives, including (i) the opportunity to lease small commercial real estate at attractive rates due to an increased demand and the present lack of new construction for small commercial real estate in most submarkets throughout the United States; (ii) the presence of distressed sellers and inadvertent owners (through foreclosure or otherwise) of small commercial properties; (iii) quality and location of the properties; and (iv) the limited availability to competitors of capital for financing development, acquisitions or capital improvements. Management believes that the Company will be well positioned to exploit existing opportunities because of its extensive experience, and it s seasoned management team.

Acquisition Strategies: The Company will seek to increase its cash flow and shareholder value by acquiring Class C small commercial real estate properties for development or redevelopment, that: (i) have the potential to provide attractive yields with significant potential for growth in cash flow from property operations and value growth through appreciation, (ii) are strategically located, in high quality and have the ability to be competitive in their respective submarkets; (iii) are located in submarkets where the demand for Class A and Class B small commercial real estate space exceeds available supply; or (iv) are existing Class A or Class B small commercial real estate properties that have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues.

Commercial Real Estate Classes:

Class A: The highest-quality on the market is considered Class A. These spaces are generally newly constructed or renovated, and have been outfitted with "top-of-the-line" fixtures, amenities and systems. Class A buildings are usually aesthetically pleasing, as they reside in high-visibility locations, such as a metropolitan's central business district. These spaces are normally maintained by reputable property management companies that keep them looking impeccable.

Height is another common characteristic of Class A buildings. Many high-rises are considered Class A buildings, and the offices inside these structures tend to have higher ceilings as well. A large central lobby is also typical in such superior spaces.

Class A rates are typically higher than the city's average rent, and tenants' concessions are rare. This is because premier Class A space is competitively sought-after by some of the most well-known and largest firms in the country. These spaces are popular among banking, real estate and law firms.

Class B: The "average office space". These buildings don't usually contain the same high-quality fixtures, architecture and lobbies as Class A space, but they are generally nice buildings with fully functional facilities.

Their locations, building systems and property managers are described as average to above average. Therefore, Class B space tends to command average market rent. The majority of Class B buildings are less than four stories tall, and are often found in the suburbs of on the outskirts of large financial districts.

Another consideration that separates Class A and B buildings is age. Many Class B buildings are a little older, and may be experiencing minimal deterioration or breakdown. Some buildings start out with a Class A grade, but are downgraded after ten years or so once signs of wear and tear become apparent.

Class C: These are the poorest quality structures on the market. They tend to be located in the least desirable areas of town, and are usually in need of major repairs and renovations. This likely to be due to the building's age, as Class C properties are generally more than twenty years old.

Some Class C properties remain occupied, commanding lower rental rates and attracting tenants with smaller operations who cannot afford nicer spaces or who do not need to reside in the central business areas of town. Other Class C buildings are sold as rehabilitation or redevelopment opportunities.

With some improvements and repairs a Class C can be upgraded to a Class B, and in some circumstances, a Class A building status.

B. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Issuer	Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a California Limited Liability Company.
Company Managers	Biography for Mr. Steven J. Muehler, the Company's Senior Managing Member, can be found starting on Page 34 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one Secured Investment Certificate
Securities Offered	$5,000,000 in aggregate principal amount of Secured Investment Certificates
Term of the Offering	The Offering will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur: (1) the date is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.
Interest Rate	The Interest Rate for each Secured Investment Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes to the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such Rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective Investors in the Secured Investment Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; or http://www.ASMGCorp.com
Maturity Date	The Secured Investment Certificates will be offered in maturities of 5 to 30 years from the date issued, with a Fixed Interest Rate depending on the term.
Rollover at Maturity	When a Certificate matures, unless the Holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, the Company otherwise elects, it is automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current Interest Rate for newly Issued Certificates, based on the same term as originally elected by the Holder.
Interest Payment Dates	Interest shall be paid to the Investors Monthly on the last Thursday of each Month. Should the last Thursday be a Holiday, the distribution shall be on the following Friday. Should both Thursday and Friday be a holiday, then the interest distribution shall be on the following Monday. Below is a list of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC recognized holidays. • New Year's Day • Birthday of Martin Luther King, Jr. • Washington's Birthday • Memorial Day • Independence Day • Labor Day • Columbus Day (*for banking purposes only*) • Veterans Day

- Thanksgiving Day
- The Friday following Thanksgiving Day
- Christmas Eve
- Christmas Day
- New Years Eve

Optional Prepayment	The Company may prepay some or all of the Secured Investment Certificates at the Company's option without premium or penalty.
Collateral	The Company will hold First or Second Lien Positions on all Real Estate Assets of the Company. The Liens will be NO GREATER THAN 75% of the "As-Improved" or "As-Developed" Value of any Real Estate Asset as determined by a 3rd party real estate appraiser, or equivalent.
Guarantees	The Secured Investment Certificates are guaranteed by the Alternative Securities Markets Group Corporation.
Ranking	The Secured Investment Certificates will: • Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and; • Rank senior to all of the Company's future subordinated indebtedness, if any.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates
Governing Law	California

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**	
Mr. Steven Joseph Muehler	***Senior Managing Member***	***Age: 39***

Mr. Steven Muehler is the Managing Member for Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, and the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation.

A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into one of the leading CrowdFunding Markets, a multi-state Registered Investment Advisory Firm and a leading global alternative securities investment management firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on each of the Market Tiers Portfolio Management Committees.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding of the Alternative Securities Markets Group in the Fall of 2014, Mr. Muehler was a private capitalization consultant from 2008 to 2014. Mr. Muehler served four years in the United States Marine Corps (1995 to 1999) before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com; http://www.ASMGCorp.com, and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2015, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, Managing Member	$0.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Equity Membership Units owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)	Equity Membership Units: 1,000 Units (100%)

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is the Alternative Securities Markets Group Corporation. The Alternative Securities Markets Group Corporation is owned 100% by its Founder and Chief Executive Officer, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler is also the Senior Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, and Mr. Muehler holds all voting rights for the Equity Membership Units of the Alternative Securities Markets Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of formation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

Secured Investment Certificates

A maximum of FIVE THOUSAND Secured Investment Certificates are being offered to the public at $1,000.00 per Secured Investment Certificate. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Secured Investment Certificates are being offered by the Company and no Secured Investment Certificates are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Secured Investment Certificates.

Description of the Secured Investment Certificates:

The following description is a summary of the material provisions of the Secured Investment Certificates. It does not restate the terms and material provisions of the Secured Investment Certificates in their entirety. The Company urges you to read the Secured Investment Certificates because they, and not this description, will define your rights as a Holder of these Secured Investment Certificates. A copy of the proposed form of the Secured Investment Certificates is available to you upon request.

Brief Description of the Secured Investment Certificates:

The Secured Investment Certificates will be our secured obligations and will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Principal, Maturity and Interest:

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC, a California Limited Liability Company (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $1,000. The Certificates will be offered in maturities of 5, 10, 15, 20 and 30 years from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 38 of this Registration Statement. The Fixed Rates of Interest for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 38 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of March 2nd, 2015.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF MARCH 2nd, 2015
5 YEAR	Prime Plus 5.75%	9.00%
10 YEAR	Prime Plus 7.00%	10.25%
15 YEAR	Prime Plus 7.75%	11.00%
20 YEAR	Prime Plus 8.25%	11.50%
30 YEAR	Prime Plus 8.75%	12.00%

If you invested $1,000, then interest would be payable on the last Thursday of each Month. Should the last Thursday be a Holiday, the distribution shall be on the following Friday. Should both Thursday and Friday be a holiday, then the interest distribution shall be on the following Monday. Below is a list of

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC recognized holidays.

- New Year's Day
- Birthday of Martin Luther King, Jr.
- Washington's Birthday
- Memorial Day
- Independence Day
- Labor Day
- Columbus Day *(for banking purposes only)*
- Veterans Day
- Thanksgiving Day
- The Friday following Thanksgiving Day
- Christmas Eve
- Christmas Day
- New Years Eve

Optional Prepayment:

The Secured Investment Certificates maybe prepaid in whole or in part at any time prior to their respective Maturity dates without premium or penalty.

Events of Default:

The Secured Investment Certificates provide that each of the following constitutes an "Event of Default" with respect to the Secured Investment Certificates:

1. The failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or
2. If the Company voluntarily files a petition under the Federal Bankruptcy Code, or under any similar or successor Federal Statute relating to Bankruptcy, Insolvency Arrangements, or Reorganizations; of if the Company fails to obtain a vacation or stay of Involuntary Proceedings brought for the Reorganization, Dissolution or Liquidation of the Company; or if the Company is adjudged a Bankrupt, or upon the Company's Dissolution, Business Failure or Discontinuance as a going concern business; or if a trustee or receive shall be appointed for the Company's property; or if there is an attachment, execution or other judicial seizure of any portion of the Company's assets, and such seizure is not discharged within ten (10) days.

In any Event of Default occurs and is continuing, at the option of the Holders, the entire outstanding principal balance due under the Secured Investment Certificates and all accrued and unpaid Interest on the Secured Investment Certificates will become immediately due and payable by the Company without further action or notice at the option of the Holders.

Form of Certificates:

All Secured Investment Certificates will be issued in fully registered form. The Company is entitled to treat the Registered Holder shown on its records as the owner of the Secured Investment Certificate for all purposes. Ownership of a Secured Investment Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Secured Investment Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity:

The Secured Investment Certificates will be subject to automatic rollover. Fifteen business days before the Maturity Date of the Secured Investment Certificate, the Company will send a notice to the Holder by First Class Mail at the Holder's address that the Secured Investment Certificate is going to mature and request whether the Holder wishes to let the Certificate rollover, or to be repaid. The Company will repay Holders who notify in TEN BUSINESS DAYS BEFORE THE MATURITY DATE that they wish to be repaid. Unless the Holder notifies the Company TEN BUSINESS DAYS BEFORE THE MATURITY date that it does not wish to let the Secured Investment Certificate rollover and presents the Secured Investment Certificate for payment, or the Company otherwise elects to repay the Secured Investment Certificate, the Secured Investment Certificate will be automatically rolled-over into a new Secured Investment Certificate at the Interest Rate then being offered by the Company based on the same term as the original Secured Investment Certificate. The Holder may elect to rollover all, or a portion of, the Secured Investment Certificates it owns. To determine the Interest Rate applicable to the rolled-over Secured Investment Certificates, Holders should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; and/or http://www.ASMGCorp.com. The rolled-over Certificate will bear interest at the then current Interest Rate for newly issued Secured Investment Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Secured Investment Certificate, and the frequency and Interest Payments will be identical to the frequency of the original Secured Investment Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Secured Investment Certificates. In order to receive payment of principal upon maturity, the Holder must notify the Company TEN BUSINESS DAYS before the Secured Investment Certificate's Maturity Date that it elects not to let the Secured Investment Certificate rollover and it must present the Secured Investment Certificate to the Company for payment. Notification and delivery of the Secured Investment Certificate must be made to the Company's office located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, Attention: Investor Services, or by Email to: LEGAL@ALTERNATIVESECURITIESMARKET.COM, by the Secured Investment Certificate's Maturity Date. In order to be effective, such notification must be received at the Company's office, or by Email, by the Maturity Date. If the Company does not receive the notification by such time, the Secured Investment Certificate(s) will be rolled-over.

For example, if your original Secured Investment Certificate had a term of 15 months, and you elected to be paid interest quarterly, the rolled-over Secured Investment Certificate would also have a term of 15 months, interest would be paid quarterly and the Interest Rate would be based on the above formula for new Secured Investment Certificates with a term of 15 months. If you have any questions regarding the rollover of Secured Investment Certificates, please call the Company at (213) 407-4386.

Lost, Stolen or Destroyed Secured Investment Certificates: Issuance of New Secured Investment Certificates:

If a Holder loses his or her Secured Investment Certificate is stolen or destroyed, the Company will issue a new Secured Investment Certificate in the place of the lost, stolen or destroyed Secured Investment Certificate if the Holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Secured Investment Certificate or the issuance of a new Secured Investment Certificate.

Lack of Public Market

There is no public market for the Secured Investment Certificates, and none is expected to develop for their purchase or sale.

Financial Information Provided to Investors:

Beginning with the 2015 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all Holders of Certificates within 120 days after the end of each fiscal year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal Income Tax considerations relating to the acquisition, ownership and disposition of the Secured Investment Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Secured Investment Certificates for cash in this Offering at the initial Offering price and hold the Secured Investment Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of the U.S. Federal Income Taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with Holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. Dollar, certain U.S. expatriates or Holders who hold the Secured Investment Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. Federal Tax purposes. You should consult your own tax advisor as to the particular tax consequences to your of acquiring, holding or disposing of the Secured Investment Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Secured Investment Certificate that, for U.S. Federal Income Tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the Laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal Income Taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Secured Investment Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes) holds Secured Investment Certificates, then the U.S. Federal Income Tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Secured Investment Certificates of a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. Federal Income Tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Secured Investment Certificates will not be issued with original discount for U.S. Federal Income Tax purposes. In such case, if you are a U.S. Holder, interest on a Secured Investment Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. Federal Income Tax purposes.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate, you will generally recognize gain or loss for U.S. Federal Income Tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Secured Investment Certificate. Your adjusted tax basis in a Secured Investment Certificate will generally be equal to your cost of the Secured Investment Certificate, reduced by the principal payments you have previously received in respect of the Secured Investment Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Secured Investment Certificate exceeds on year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting

U.S. Federal Backup Withholding may apply to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. Federal Income Tax liability and may entitle such Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of Backup Withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Secured Investment Certificates to you will not be subject to U.S. Federal Income Tax (including branch profits or withholding tax), provided that:

- You do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC;
- You are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- You are not a controlled foreign corporation for U.S. Federal Income Tax purposes that is, actually or constructively, related to the Company (as provided in the Code);
- The interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- You meet certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person with the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Secured Investment Certificate through a foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. Withholding Tax provided that:

- You are entitled to an exemption from or reduction in Withholding Tax or interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you must instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Secured Investment Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

Subject to the discussion below regarding Backup Withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. Federal Income Tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate.

- The gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with a applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- You are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- A portion of the gain represents accrued but unpaid interest, in which case the U.S. Federal Income Tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Secured Investment Certificate or gain from a disposition of the Secured Investment Certificate if effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. Federal Income Tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. Federal Income Tax, Backup Withholding and information reporting may apply to payments made by the Company (including the Company's paying agents) to you in respect of the Secured Investment Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. The Company (or its paying agents) may, however, report payments of interest on the Secured Investment Certificates.

The gross proceeds from the disposition of your Secured Investment Certificates may be subject to information reporting and Backup Withholding Tax at the applicable rate. If you sell your Secured Investment Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the Backup Withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not Backup Withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Secured Investment Certificates through the foreign office of a foreign broker that is, for U.S. Federal Income Tax purposes:

- A United States person (within the meaning of the Code);
- A controlled foreign corporation;
- A foreign person 50% of more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- A foreign partnership with certain connections to the United States

Unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, Backup Withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and Backup Withholding in your particular situation, the availability of an exemption from Backup Withholding and the procedure for obtaining such an exemption, if available. Backup Withholding is not an additional tax. Any amounts withheld under the Backup Withholding rules may be allowed as a credit against your U.S. Federal Income Tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. Federal Tax discussion set forth above is included for general information only and may not be applicable depending on the Holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Secured Investment Certificates, including the tax consequences under State, Local, Foreign, and other tax laws and the possible effects of changes in U.S. Federal and other Tax Laws.

1. *Description of Company Equity Membership Units*

The Company is authorized by its Certificate of Formation to issue an aggregate of 1,000,000 shares of Equity Membership Units, $0.001 par value per share (the "Membership Unit"). As of March 2nd, 2015 – 1,000 Equity Membership Units were issued and outstanding.

All outstanding shares of Equity Membership Units are of the same class and have equal rights and attributes. The holders of Equity Membership Units are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Equity Membership Units are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Equity Membership Units are being offered in the Offering Circular.

(b) *Background Information on other Equity Membership Unit Classes.* None

© Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of March 2nd, 2015, there was ONE THOUSAND shares of our Equity Membership Units outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
March 2nd, 2015

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
November 18th, 2014 (inception) to March 2nd, 2015

REVENUE	March 2nd, 2015
• Total Revenues	$0.00
TOTAL REVENUES	**$0.00**
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	**$0.00**
NET LOSS	**($0.00)**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
November 18th, 2014 (inception) to March 2nd, 2015

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, March 2nd, 2015	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
November 18th, 2014 (inception) to March 2nd, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	**November 18th, 2014 (Inception) to March 2nd, 2015**
• Net Loss	($0.00)
• Other	$0.00
CASH FLOWS FROM INVESTING ACTIVITIES	**November 18th, 2014 (Inception) to March 2nd, 2015**
• All Investing Activities	$0.00
CASH FLOWS FROM FINANCING ACTIVITIES	**November 18th, 2014 (Inception) to March 2nd, 2015**
• All Financing Activities	$0.00
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, (the "Company") was organized in November of 2014 in the State of California. The Company was formed to operate as a Real Estate Development Company.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a Limited Liability Company in which ownership if documented in the form of Membership, not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relations to a member's percentage of ownership.

Upon its organization as a California Limited Liability Company, the Company issued 100% of its Equity Membership Units to "Alternative Securities Markets Group Corporation", a California Stock Corporation. The Chief Executive Officer of Alternative Securities Markets Group Corporation is Mr. Steven J. Muehler, who is also the Senior Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

By: Mr. Steven J. Muehler



By: ___________________________________
Name: Mr. Steven J. Muehler
Title: Senior Managing Member

By: Alternative Securities Markets Group Corporation, Controlling Shareholder



By: ___________________________________
Name: Mr. Steven J. Muehler
Title: Founder and Chief Executive Officer
100% Owner of "Alternative Securities Markets Group Corporation"

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization Alternative Securities Markets Group Fixed Income Fund I, LLC	
B	Operating Agreement Alternative Securities Markets Group Fixed Income Fund I, LLC	
C	Membership Sales Agreement Alternative Securities Markets Group Fixed Income Fund I, LLC to Alternative Securities Markets Group Corporation	
D	California Broker-Dealer Filing Alternative Securities Market, LLC (Filed March 2015)	
E	Investor Subscription Agreement & Suitability Questionnaire Alternative Securities Market, LLC	
F	Alternative Securities Markets Group Corporation ADV 1 & 2 (Filed March 2015)	
G	Legal Opinion Letter	To Be Filed Later
H	Request for Qualification Letter	To Be Filed Later


EXHIBIT A

LLC-1	**Articles of Organization of a Limited Liability Company (LLC)**

20143361006O

FILED JPW
Secretary of State
State of California
NOV 2 6 2014

IPC

This Space For Office Use Only

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to .

LLCs may not provide "professional services," as defined by California Corporations Code sections and .

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

For questions about this form, go to

LLC Name (List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

① Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Proposed LLC Name

The name **must** include: LLC, L.L.C., Limited Liability Company, Limited Liability Co., Ltd. Liability Co. or Ltd. Liability Company; and **may not** include: bank, trust, trustee, incorporated, inc., corporation, or corp., insurer, or insurance company. For general entity name requirements and restrictions, go to .

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

LLC Addresses

③ a. 4050 Glencoe Avenue, Unit 210, Marina Del Rey CA 90292

Initial Street Address of Designated Office in CA - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b.

Initial Mailing Address of LLC, if different from 3a | *City (no abbreviations)* | *State* | *Zip*

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

④ a. Mr. Steven Joseph Muehler

Agent's Name

b. 4050 Glencoe Avenue, Unit 210, Marina Del Rey CA 90292

*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

✔ One Manager   More Than One Manager   All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.

[signature]
Organizer - Sign here

Mr. Steven J. Muehler
Print your name here

Make check/money order payable to: **Secretary of State**	***By Mail***	***Drop-Off***
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944228 Sacramento, CA 94244-2280	Secretary of State 1500 11th Street., 3rd Floor Sacramento, CA 95814


EXHIBIT B

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Operating Agreement

A. THIS OPERATING AGREEMENT of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC (the "Company") is entered into as of the date set forth on the signature page hereto by each of the persons named in Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B. The Senior Managing Member has formed a Limited Liability Company under the Beverly-Killea Limited Liability Act ("California Limited Liability Company"). The Articles of Organization of the Company filed with the California Secretary of State are hereby adopted and approved by the Senior Managing Member.

C. The Senior Managing Member entered into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Senior Managing Member agrees as follows:

ARTICLE I: DEFINITIONS

Capitalized items used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the California Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, a California Limited Liability Company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes a or remains a Member.

"Membership Interests" means either a Percentage Interest or Units, based on how ownership in the Company is expressed in Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the Holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 ***Initial Capital Contributions and Membership Interests.*** The Capital Contributions of the initial Member (Alternative Securities Markets Group Corporation), as well as the Membership Interest of the initial Member, is listed in Exhibit A, which is made part of this Agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests.

2.2 ***Subsequent Contribution.*** No Member shall be obligated to make additional capital contributions unless unanimously agreed to by all Members.

2.3 ***Capital Accounts.*** Individual Capital Accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and Company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable Tax Laws.

2.4 ***Interest.*** No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

2.5 ***Limited Liability.*** A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in this Agreement or as required by Law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 ***Allocations.*** The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 ***Distributions.*** The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Senior Managing Member in accordance with California Law.

ARTICLE 4: MANAGEMENT

4.1 ***Management.*** The business of the Company shall be managed by the Senior Managing Member. The initial Member has nominated and elected the person set forth in Exhibit B to serve as the Senior Managing Member of the Company. The Senior Managing Member shall serve at the pleasure of the Members and may be elected or removed by the Members holding a majority of the Membership Interests. Exhibit B shall be amended from time to time to reflect any changes in the Senior Managing Member or Managers. In the event of a dispute between Managers, final determination shall be made by a vote of the majority of the Managers. Any Managers may bind the Company in all matters in the ordinary course of business.

4.2 ***Meetings of Managers.*** Regular meetings of the Managers are not required, but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under California Law. In addition, actions may be taken without a meeting if all of the Managers sign a written consent reflecting the action taken.

4.3 ***Banking.*** The Senior Managing Member is authorized to set up on or more bank accounts and is authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the same name of the Company.

4.4 ***Officers.*** The Senior Managing Member is authorized to appoint one or more Officers from time to time. The Officers hold Office until their successors are chosen and qualified. Subject to any employment agreement entered into between the Officer and the Company, an Officer shall serve at the pleasure of the Senior Managing Member. The current Officers of the Company are listed on Exhibit C.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 ***Accounts.*** Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member, Managers or their authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member or Manager. The costs of such inspection and copying shall be borne by the Member or Manager.

5.2 ***Records.*** At all times during the term of existence of the Company, and beyond that term if the Senior Managing Member deems it necessary, the Managers shall keep or cause to be kept the following:

a) A current list of the full name and last know business or residence address of each Member and Manager, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

b) A copy of the Articles of Organization and any amendments;

c) Copies of the Company's Federal, State, and Local Income Tax or Information Returns and Reports, if any, for the six months recent taxable years; and

d) An original executed copy or counterparts of this Agreement and any Amendments.

5.3 ***Income Tax Returns.*** Within 45 days after the end of each taxable year, the Company shall use its best efforts to send each of the Members all information necessary for the Members to complete their Federal and State Income Tax or Information Returns and a copy of the Company's Federal, State, and Local Income Tax or Information Returns for such year.

5.4 ***Tax Matters Member.*** Mr. Steven Joseph Muehler, the Company's current Senior Managing Member, shall act as Tax Matters Member of the Company to represent (at the Company's expense) in connection with all examinations of the Company's affairs by Tax Authorities and to expend Company Funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP – MEETINGS, VOTING

6.1 ***Members and Voting Rights***. Members shall have the right and power to vote on all matters with respect to which this Agreement or California Law requires or permits such Member action. Voting shall be based on Membership Interests. Unless otherwise stated in this Agreement or under California Law, the vote to the Members holding a majority of the Membership Interests shall be required to approve or carry any action.

6.2 ***Meetings.*** Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company.

Meetings may be called by any Member or Members holding 10% or more of the Membership Interests, for the purpose of addressing any matters on which the Members may vote. A written notice shall be given not less than TEN (10) days, no more than SIXTY (60) days, before the date of the meeting to each Member entitled to vote at the meeting. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by California Law, including by conference telephone or similar communications equipment. In addition, notice to any meeting may be waived, and any action which could be taken at a meeting can be approved if a consent is in writing, stating the action to be taken is signed by the Holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 ***Withdrawal.*** A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the unanimous consent of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2 ***Restrictions on Transfer***. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A person, or any entity, who acquires Membership Interests in accordance with this section shall be admitted as a Member of the Company after the person, or entity, has agreed to be bound by the terms of this Operating Agreement by executing a consent in the form of Exhibit D.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 ***Dissolution.*** The Company shall be dissolved upon the first to occur of the following events.

a) The vote of the Members holding a majority of the outstanding Membership Interests to dissolve the Company.

b) Entry of a decree of judicial dissolution under section 17351 of the California Corporations Code.

c) At any time there are no Members, provide that the Company is not dissolved and is not required to be wound up if, within NINETY (90) days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 *No Automatic Dissolution upon Certain Events*. Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 ***Indemnification.*** The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, Officer, Employee, or other Agent of the Company, or was or is serving at the request of the Company as a Director, Manager, Officer, Employee, or other Agent of another Limited Liability Company, Corporation, Partnership, Joint Venture, Trust, or other Enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the Agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 ***Expenses.*** Expenses of each person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members or Managers, as the case may be, who are not seeking indemnification upon receipt of any undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 ***Entire Agreement; Amendment.*** This Agreement constitutes the whole and entire Agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 ***Governing Law, Severability***. This Agreement shall be constructed and enforced in accordance with the Internal Laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be constructed as though more narrowly drawn, if a narrower construction would avoid invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

10.3 ***Benefit.*** This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 ***Number and Gender.*** Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neutral gender shall include the male and the female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

10.5 ***No Third Party Beneficiary***. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below

Dated: NOVEMBER 18th, 2014

Mr. Steven Joseph Muehler
Senior Managing Member

____

Mr. Steven Joseph Muehler
Alternative Securities Markets Group Corporation
Chief Executive Officer / Controlling Shareholder

EXHIBIT A:

MEMBERS

The Following persons, or entities, are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name:	Capital Contribution ($)	Units
Alternative Securities Markets Group Corporation	$1,000	1,000 (100%)

EXHIBIT B:

MANAGERS

The Following persons is elected as the Senior Managing Member of the Company

- Mr. Steven Joseph Muehler

The Following person(s) are elected as Managing Member(s) of the Company

- None

EXHIBIT C:

OFFICERS

The Following person(s) are elected as Officers of the Company

- None

EXHIBIT D:

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Operating Agreement of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, as if the undersigned was a signatory thereof.

____
(Signature)

NAME: _________________________________

DATE: __________________________________

EXHIBIT C

SHORT FORM
TRANSFER OF STOCK OF AGREEMENT

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. ("Company & Shareholder") hereby assigns, sells, and transfers to Alternative Securities Markets Group Corporation ("Buyer") 1,000 (One Thousand) Equity Membership Units, which is 100% of the total issued and outstanding Equity Membership Units of **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** owned by Shareholder. The purchase price shall be as indicated below, and shall be paid by Buyer within 1 business day of Buyer having received an executed copy of this Agreement with the equity membership certificate representing the One Thousand Equity Membership Units duly endorsed to Buyer. The Shareholder represents that he, she or it owns the Stock free and clear of all liens, security interests, claims, or other encumbrances and that Buyer will obtain good, valid and marketable title to the Equity Membership Units.

This Agreement constitutes the entire agreement between the parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, representations, warranties, understandings, negotiations, and discussions, whether oral or written with respect to its subject matter. This Agreement may only be amended in writing, signed by both parties. This Agreement shall be construed as to its fair language and not strictly for or against any party.

Date: January 2nd, 2015

BUYER
Alternative Securities Markets Group Corp.

Signed:_______________________________
Name & Title:__________________________

Number of Equity Membership Units
Being Sold: 1,000 Units, which is 100% of all issued Equity Membership Units
Purchase Price: $1.00 per Equity Membership Unit

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

____
Signature

____
Name & Title


EXHIBIT D

FORM BD PAGE 1 (Execution Page)	**UNIFORM APPLICATION FOR BROKER-DEALER REGISTRATION** Date: 01/22/2015 SEC File No: 8-________ Firm CRD No.: ________	**OFFICIAL USE**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as a broker-dealer would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS.

■ APPLICATION ☐ AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of *applicant:*

A. Full name of *applicant* (if sole proprietor, state last, first and middle name):
Alternative Securities Market, LLC

B. IRS Empl. Ident. No.:
47-2395422

C. (1) Name under which broker-dealer business primarily is conducted, if different from Item 1A.

(2) List on Schedule D, Page1, Section I any other name by which the firm conducts business and where it is used.

D. If this filing makes a name change on behalf of the *applicant*, enter the new name and specify whether the name change is of the ☐ *applicant* name (1A) or ☐ business name (1C):
Please check above.

E. Firm main address: (Do not use a P.O. Box)

4050 Glencoe Avenue, #210	Marina Del Rey	California	90292
(Number and Street)	(City)	(State/Country)	(Zip+4/Postal Code)

Branch offices or other business locations must be reported on Schedule E.

F. Mailing address, if different:

G. Business Telephone Number:

213	407-4386
(Area Code)	(Telephone Number)

H. Contact Employee:

Mr. Steven Joseph Muehler	213	407-4386
(Name and Title)	(Area Code)	(Telephone Number)

EXECUTION:

For the purposes of complying with the laws of the State(s) designated in Item 2 relating to either the offer or sale of securities or commodities, the undersigned and *applicant* hereby certify that the *applicant* is in compliance with applicable state surety bonding requirements and irrevocably appoint the administrator of each of those State(s) or such other person designated by law, and the successors in such office, attorney for the *applicant* in said State(s), upon whom may be served any notice, process, or pleading in any action or *proceeding* against the *applicant* arising out of or in connection with the offer or sale of securities or commodities, or out of the violation or alleged violation of the laws of those State(s), and the *applicant* hereby consents that any such action or *proceeding* against the *applicant* may be commenced in any court of competent jurisdiction and proper venue within said State(s) by service of process upon said appointee with the same effect as if *applicant* were a resident in said State(s) and had lawfully been served with process in said State(s).

The *applicant* consents that service of any civil action brought by or notice of any *proceeding* before the Securities and Exchange Commission or any *self-regulatory organization* in connection with the *applicant's* broker-dealer activities, or of any application for a protective decree filed by the Securities Investor Protection Corporation, may be given by registered or certified mail or confirmed telegram to the *applicant's* contact employee at the main address, or mailing address if different, given in Items 1E and IF.

The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said *applicant*. The undersigned and *applicant* represent that the information and statements contained herein, including exhibits attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete. The undersigned and *applicant* further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

1/22/15 — Date (MM/DD/YYYY)
Alternative Securities Market, LLC – Steve Muehler — Name of Applicant

By: [signature] — Signature
[signature] — Print Name and Title

Subscribed and sworn before me this ____ day of ________, ____ Year by – See Attached — Notary Public

My Commision expires ________ County of – See Attached State of – See Attached

This page must always be completed in full with original, manual signature and notarization.
To amend, circle items being amended. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2015, by
Date *Month* *Year*

(1) Steve Muehler

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


CHUCK JIRO MURAYAMA
Commission # 1990849
Notary Public - California
Los Angeles County
My Comm. Expires Oct 9, 2016

Signature ______
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Uniform Application For Broker-Dealer Registration **Document Date:** 1-22-2015

Number of Pages: 1 **Signer(s) Other Than Named Above:** ______

FORM BD PAGE 2

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____

OFFICIAL USE | OFFICIAL USE ONLY

2. Indicate by checking the appropriate box(es) each governmental authority, organization, or *jurisdiction* in which the *applicant* is registered or registering as a broker-dealer.

SECURITIES AND EXCHANGE COMMISSION

If *applicant* is registered or registering with the SEC, check here and answer Items 2A through 2D below. ☐

	YES	NO
A. Is *applicant* registered or registering as a broker-dealer under Section 15(b) or Section 15B of the Securities Exchange Act of 1934?	☒	☐
B. Is *applicant* registered or registering as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and also acting or intending to act as a government securities broker or dealer?	☐	☒
C. Is *applicant* registered or registering solely as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934?	☐	☒
D. Is *applicant* ceasing its activities as a government securities broker or dealer?	☐	☒

Do not answer "yes" to Item 2C if applicant answered "yes" to Item 2A or Item 2B.

If applicant answers "yes" to Items 2A and 2D, applicant expressly consents to the withdrawal of its registration as a government securities broker or dealer under Section 15C of the Securities Exchange Act of 1934. See "Instructions."

SRO

☐ AMEX ☐ BSE ☐ CBOE ☐ CHX ☐ NSX ☒ FINRA ☐ NQX ☐ NYSE ☐ PHLX ☐ ARCA ☐ ISE ☐ OTHER *(specify)* ____

JURISDICTION

☐ Alabama	☐ Hawaii	☐ Michigan	☐ North Carolina	☐ Texas
☐ Alaska	☐ Idaho	☐ Minnesota	☐ North Dakota	☐ Utah
☐ Arizona	☐ Illinois	☐ Mississippi	☐ Ohio	☐ Vermont
☐ Arkansas	☐ Indiana	☐ Missouri	☐ Oklahoma	☐ Virgin Islands
s California	☐ Iowa	☐ Montana	☐ Oregon	☐ Virginia
☐ Colorado	☐ Kansas	☐ Nebraska	☐ Pennsylvania	☐ Washington
☐ Connecticut	☐ Kentucky	☐ Nevada	☐ Puerto Rico	☐ West Virginia
☐ Delaware	☐ Louisiana	☐ New Hampshire	☐ Rhode Island	☐ Wisconsin
☐ District of Columbia	☐ Maine	☐ New Jersey	☐ South Carolina	☐ Wyoming
☐ Florida	☐ Maryland	☐ New Mexico	☐ South Dakota	
☐ Georgia	☐ Massachusetts	☐ New York	☐ Tennessee	

3. A. Indicate legal status of *applicant*.

☐ Corporation ☐ Sole Proprietorship ☐ Other *(specify)* ____
☐ Partnership ☒ Limited Liability Company

B. Month *applicant's* fiscal year ends: 12/31

C. If other than a sole proprietor, indicate date and place *applicant* obtained its legal status (i.e., state or country where incorporated, where partnership agreement was filed, or where *applicant* entity was formed):

State/Country of formation: California Date of formation: 11/26/2014 (MM/DD/YYYY)

Schedule A and, if applicable, Schedule B must be completed as part of all initial applications. Amendments to these schedules must be provided on Schedule C.

4. If *applicant* is a sole proprietor, state full residence address and Social Security Number.

Social Security Number: ___-___-____

____
(Number and Street) (City) (State/Country) (Zip+4/Postal Code)

	YES	NO
5. Is *applicant* at the time of this filing *succeeding* to the business of a currently registered broker-dealer? *Do not report previous successions already reported on Form BD.* *If "Yes," contact CRD prior to submitting form; complete appropriate items on Schedule D, Page 1, Section III.*	☐	☒
6. Does *applicant* hold or maintain any funds or securities or provide clearing services for any other broker or dealer?	☐	☒
7. Does *applicant* refer or introduce customers to any other broker or dealer? *If "Yes," complete appropriate items on Schedule D, Page 1, Section IV.*	☐	☒

FORM BD
PAGE 3

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15

Firm CRD No.: ____________

OFFICIAL USE

OFFICIAL USE ONLY

	YES	NO
8. Does *applicant* have any arrangement with any other *person*, firm, or organization under which:		
A. any books or records of *applicant* are kept or maintained by such other *person*, firm or organization?	☐	☒
B. accounts, funds, or securities of the *applicant* are held or maintained by such other *person*, firm, or organization?	☐	☒
C. accounts, funds, or securities of customers of the *applicant* are held or maintained by such other *person*, firm or organization?	☐	☒
For purposes of 8B and 8C, do not include a bank or satisfactory control location as defined in paragraph (c) of Rule 15c3-3 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).		
If "Yes" to any part of Item 8, complete appropriate items on Schedule D, Page 1, Section IV.		
9. Does any *person* not named in Item 1 or Schedules A, B, or C, directly or indirectly:		
A. *control* the management or policies of the *applicant* through agreement or otherwise?	☐	☒
B. wholly or partially finance the business of applicant?	☐	☒
Do not answer "Yes" to 9B if the person finances the business of the applicant through: 1) a public offering of securities made pursuant to the Securities Act of 1933; 2) credit extended in the ordinary course of business by suppliers, banks, and others; or 3) a satisfactory subordination agreement, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (17 CFR 240.15c3-1).		
If "Yes" to any part of Item 9, complete appropriate items on Schedule D, Page 1, Section IV.		
10. A. Directly or indirectly, does *applicant control*, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?	☒	☐
If "Yes" to Item 10A, complete appropriate items on Schedule D, Page 2, Section V.		
B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?	☐	☒
If "Yes" to Item 10B, complete appropriate items on Schedule D, Page 3, Section VI.		
11. Use the appropriate DRP for providing details to "yes" answers to the questions in Item 11. Refer to the Explanation of Terms section of Form BD Instructions for explanations of italicized terms.		
CRIMINAL DISCLOSURE		
A. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒
B. In the past ten years has the *applicant* or a *control affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving*: investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* specified in 11B(1)?	☐	☒
REGULATORY ACTION DISCLOSURE		
C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or *ordered* the *applicant* or a *control affiliate* to cease and desist from any activity?	☐	☒

FORM BD PAGE 4	Applicant Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ____	OFFICIAL USE	OFFICIAL USE ONLY

REGULATORY ACTION DISCLOSURE

	YES	NO
D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:		
(1) ever *found* the *applicant or a control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☐	☒
(3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☒	☐
(4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?	☐	☒
E. Has any *self-regulatory organization or* commodities exchange ever:		
(1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?	☐	☒
(2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a *"minor rule violation"* under a plan approved by the U.S. Securities and Exchange Commission)?	☐	☒
(3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?	☐	☒
F. Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?	☐	☒
G. Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?	☐	☒

CIVIL JUDICIAL DISCLOSURE

	YES	NO
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or *control affiliate* by a state or *foreign financial regulatory authority*?	☐	☒
(2) Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H(1)?	☐	☒

FINANCIAL DISCLOSURE

	YES	NO
I. In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:		
(1) has been the subject of a bankruptcy petition?	☐	☒
(2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?	☐	☒
J. Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?	☐	☒
K. Does the *applicant* have any unsatisfied judgments or liens against it?	☐	☒

FORM BD PAGE 5	Applicant Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

12. Check types of business engaged in (or to be engaged in, if not yet active) by *applicant*. Do not check any category that accounts for (or is expected to account for) less than 1% of annual revenue from the securities or investment advisory business.

A. Exchange member engaged in exchange commission business other than floor activities .... ☐ EMC
B. Exchange member engaged in floor activities .... ☐ EMF
C. Broker or dealer making inter-dealer markets in corporate securities over-the-counter .... ☐ IDM
D. Broker or dealer retailing corporate equity securities over-the-counter .... ☐ BDR
E. Broker or dealer selling corporate debt securities .... ■ BDD
F. Underwriter or selling group participant (corporate securities other than mutual funds) .... ☐ USG
G. Mutual fund underwriter or sponsor .... ☐ MFU
H. Mutual fund retailer .... ☐ MFR
I. 1. U.S. government securities dealer .... ☐ GSD
   2. U.S. government securities broker .... ☐ GSB
J. Municipal securities dealer .... ☐ MSD
K. Municipal securities broker. .... ☐ MSB
L. Broker or dealer selling variable life insurance or annuities .... ☐ VLA
M. Solicitor of time deposits in a financial institution .... ☐ SSL
N. Real estate syndicator. .... ■ RES
O. Broker or dealer selling oil and gas interests .... ■ OGI
P. Put and call broker or dealer or option writer .... ☐ PCB
Q. Broker or dealer selling securities of only one issuer or associate issuers (other than mutual funds) .... ☐ BIA
R. Broker or dealer selling securities of non-profit organizations (e.g., churches, hospitals) .... ☐ NPB
S. Investment advisory services .... ☐ IAD
T. 1. Broker or dealer selling tax shelters or limited partnerships in primary distributions .... ☐ TAP
   2. Broker or dealer selling tax shelters or limited partnerships in the secondary market .... ☐ TAS
U. Non-exchange member arranging for transactions in listed securities by exchange member .... ☐ NEX
V. Trading securities for own account .... ☐ TRA
W. Private placements of securities .... ■ PLA
X. Broker or dealer selling interests in mortgages or other receivables .... ■ MRI
Y. Broker or dealer involved in a networking, kiosk or similar arrangement with a:
   1. bank, savings bank or association, or credit union .... ☐ BNA
   2. insurance company or agency .... ☐ INA
Z. Other *(give details on Schedule D, Page 1, Section II)* .... ☐ OTH

	YES	NO
13. A. Does *applicant* effect transactions in commodity futures, commodities or commodity options as a broker for others or as a dealer for its own account?	☐	☒
B. Does *applicant* engage in any other non-securities business? *If "yes," describe each other business briefly on Schedule D, Page 1, Section II.*	☐	☒

Schedule A of FORM BD **DIRECT OWNERS AND EXECUTIVE OFFICERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.:	**OFFICIAL USE**

1. Use Schedule A only in new applications to provide information on the **direct** owners and executive officers of the *applicant*. Use Schedule B in new applications to provide information on **indirect** owners. File all amendments on Schedule C. **Complete each column.**

2. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer, Director, and individuals with similar status or functions;
   (b) in the case of an *applicant* that is a corporation, each shareholder that directly owns 5% or more of a class of a voting security of the *applicant*, unless the *applicant* is a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934);
   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the *applicant*. For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.
   (c) in the case of an *applicant* that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital; and
   (d) in the case of a trust that directly owns 5% or more of a class of a voting security of the *applicant*, or that has the right to receive upon dissolution, or has contributed, 5% or more of the *applicant's* capital, the trust and each trustee.
   (e) in the case of an *applicant* that is a Limited Liability Company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Are there any indirect owners of the *applicant* required to be reported on Schedule B? ☐ Yes ☒ No

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Title or Status" column by entering board/management titles; status as partner, trustee, sole proprietor, or shareholder; and for shareholders, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more

7. (a) In the "*Control Person*" column, enter "Yes" if *person* has "*control*" as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be "control persons".

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired		Ownership Code	Control Person		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
			MM	YYYY			PR		
Mr. Steven Joseph Muehler	I	Managing Member	12	2014	NA	Yes		47-2395422	
Alternative Securities Markets Group Corporation	DE	Sole Shareholder	11	2014	E	Yes		47-2360876	

Schedule B of FORM BD **INDIRECT OWNERS** (Answer for Form BD Item 3)	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/15 Firm CRD No.: ____________	**OFFICIAL USE**

1. Use Schedule B only in new applications to provide information on the **indirect** owners of the *applicant.* Use Schedule A in new applications to provide information on **direct** owners. File all amendments on Schedule C. **Complete each column.**

2. With respect to each owner listed on Schedule A, (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the *right to acquire*, within 60 days, through the exercise of any option, warrant or right to purchase the security.

   (b) in the case of an owner that is a partnership, **all** general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital; and

   (c) in the case of an owner that is a trust, the trust and each trustee.

   (d) in the case of an owner that is a Limited Liability Company ("LCC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Securities Exchange Act of 1934) is reached, no ownership information further up the chain of ownership need be given.

4. In the "DE/FE/I" column, enter "DE" if the owner is a domestic entity, or enter "FE" if owner is an entity incorporated or domiciled in a foreign country, or enter "I" if the owner is an individual.

5. Complete the "Status" column by entering status as partner, trustee, shareholder, etc., and if shareholder, class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners

7. (a) In the *"Control Person"* column, enter "Yes" if *person* has *"control"* as defined in the instructions to this form, and enter "No" if the *person* does not have *control*. Note that under this definition most executive officers and all 25% owners, general partners, and trustees would be *"control persons"*.

   (b) In the "PR" column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
				MM	YYYY			PR		

Schedule C of FORM BD
AMENDMENTS TO SCHEDULES A & B
(Amendments to answers for Form BD Item 3)

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/15 Firm CRD No.: ____________

OFFICIAL USE

1. This Schedule C is used to amend Schedules A and B of Form BD. Refer to those schedules for specific instructions for completing this Schedule C. **Complete each column.** File with a completed Execution Page (Page 1).
2. In the Type of Amendment ("Type of Amd.") column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).
3. Ownership codes are: NA - less than 5% A - 5% but less than 10% B - 10% but less than 25% C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other General Partners
4. **List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Title or Status	Date Title or Status Acquired		*Control* Ownership Code	CRD No. *Person*		If None: S. S. No., IRS Tax No or Employer ID	Official Use Only
				MM	YYYY			PR		

5. **List below all changes to Schedule B: (INDIRECT OWNERS)**

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Status Acquired		Ownership Code	*Control Person*		CRD No. If None: S.S. No., IRS Tax No. or Employer ID.	Official Use Only
					MM	YYYY			PR		

Schedule D of FORM BD
Page 1

Applicant Name: Alternative Securities Market, LLC

Date: 01/22/2015 Firm CRD No.: ____

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 1 to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an ■ INITIAL ☐ AMENDED detail filing for the Form BD items checked below:

SECTION I ***Other Business Names***

(Check if applicable) ☐ Item 1C(2)
List each of the "other" names and the *jurisdiction(s)* in which they are used.

1. Name	*Jurisdiction*	2. Name	*Jurisdiction*
3. Name	*Jurisdiction*	4. Name	*Jurisdiction*

SECTION II ***Other Business***

(Check one) ☐ Item 12Z ☐ Item 13B
Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section.

Briefly describe any other business (ITEM 12Z); or any other non-securities business (ITEM 13B). Use reverse side of this sheet for additional comments if necessary.

SECTION III ***Successions***

(Check if applicable) ☐ Item 5

Date of Succession MM DD YYYY / /	*Name of Predecessor*	
Firm CRD Number	IRS Employer Identification Number (if any)	SEC File Number (if any)

Briefly describe details of the *succession* including any assets or liabilities not assumed by the *successor*. Use reverse side of this sheet for additional comments if necessary.

SECTION IV ***Introducing and Clearing Arrangements / Control Persons / Financings***

(Check one) ☐ Item 7 ☐ Item 8A ☐ Item 8B ☐ Item 8C ☐ Item 9A ☐ Item 9B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement or agreement, enter the effective date of the change.

Firm or Organization Name	CRD Number (if any)	
Business Address *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /
Individual Name (if applicable) *(Last, First, Middle)*	CRD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip+4 Postal Code)*	Effective Date MM DD YYYY 10 02 2014	Termination Date MM DD YYYY / /

Briefly describe the nature of reference or arrangement (ITEM 7 or ITEM 8); the nature of the *control* or agreement (ITEM 9A); or the method and amount of financing (ITEM 9B). Use reverse side of this sheet for additional comments if necessary.

Schedule D of FORM BD
Page 2

Applicant Name: Alternative Securities Market, LLC

Date: 1/22/15 Firm CRD No.: ____________

OFFICIAL USE | OFFICIAL USE ONLY

Use this Schedule D Page 2 to report details for Item 10A. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 2 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10A

☐ 10A. Directly or indirectly, does *applicant* control, is *applicant controlled* by, or is *applicant* under common *control* with, any partnership, corporation, or other organization that is engaged in the securities or investment advisory business?

SECTION V ***Complete this section for control issues relating to ITEM 10A only.***

The details supplied relate to:

1 Partnership, Corporation, or Organization Name: Alternative Securities Markets Group Corporation

CRD Number (if any): Recently Filed ADV2 for RIA Firm (Series 65)

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*: 4050 Glencoe Avenue, Unit 210, Marina Del Rey, CA 90292

Effective Date (MM DD YYYY): 10/02/2014

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☒ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☒ Yes ☐ No Investment Advisory Activities: ☒ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Investment Advisory Firm

2 Partnership, Corporation, or Organization Name:

CRD Number (if any):

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:

Effective Date (MM DD YYYY): 10/02/2014

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

3 Partnership, Corporation, or Organization Name:

CRD Number (if any):

(check only one)

This Partnership, Corporation, or Organization ☐ *controls applicant* ☐ is *controlled* by *applicant* ☐ is under common *control* with *applicant*

Business Address *(Street, City, State/Country, Zip+4/Postal Code)*:

Effective Date (MM DD YYYY): / /

Termination Date (MM DD YYYY): / /

Is Partnership, Corporation or Organization a foreign entity? ☐ Yes ☐ No

If Yes, provide country of domicile or incorporation:

Check "Yes" or "No" for activities of this partnership, corporation, or organization: Securities Activities: ☐ Yes ☐ No Investment Advisory Activities: ☐ Yes ☐ No

Briefly describe the *control relationship*. Use reverse side of this sheet for additional comments if necessary.

If *applicant* has more than 3 organizations to report, complete additional Schedule D Page 2s.

Schedule D of FORM BD Page 3	*Applicant* Name: Alternative Securities Market, LLC Date: 01/22/2015 Firm CRD No.: ______	OFFICIAL USE	OFFICIAL USE ONLY

Use this Schedule D Page 3 to report details for Item 10B. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information. Supply details for all partnerships, corporations, organizations, institutions and individuals necessary to answer each item completely. Use additional copies of Schedule D Page 3 if necessary.

Use the "Effective Date" box to enter the Month, Day, and Year that the affiliation was effective or the date of the most recent change in the affiliation.

This is an ☐ INITIAL ☐ AMENDED detail filing for Form BD Item 10B

☐ 10B. Directly or indirectly, is *applicant controlled* by any bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings bank or association, credit union, or foreign bank?

SECTION VI ***Complete this section for control issues relating to ITEM 10B only.***

Provide the details for each organization or institution that *controls* the *applicant*, including each organization or institution in the *applicant's* chain of ownership. The details supplied relate to:

1	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

2	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

3	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

4	Financial Institution Name	CRD Number (if applicable)
	Institution Type *(i.e., bank holding company, national bank, state member bank of the Federal Reserve System, state non-member bank, savings association, credit union, or foreign bank)*	Effective Date MM DD YYYY / / Termination Date MM DD YYYY / /
	Business Address *(Street, City, State/Country, Zip+4/Postal Code)*	If foreign, country of domicile or incorporation
	Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.	

If *applicant* has more than 4 organizations/institutions to report, complete additional Schedule D page 3s.

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11A and 11B*** of Form BD;

Check ☑ item(s) being responded to:

11A In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?

☐ (2) been *charged* with any *felony*?

11B In the past ten years has the *applicant* or a *control affiliate*:

☐ (1) been convicted or pled guilty or nolo contendere ("no contest") in a domestic, foreign or military court to a *misdemeanor involving:* investments or an *investment-related* business, or any fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

☐ (2) been *charged* with a *misdemeanor* specified in 11B(1)?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the above items.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropiate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

Applicable court documents (i.e., criminal complaint, information or indictment as well as judgment of conviction or sentencing documents) must be provided to the CRD if not previously submitted. Documents will not be accepted as disclosure in lieu of answering the questions on this DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, Indicate "non-registered" by checking the appropriate checkbox.

NAME OF APPLICANT	*APPLICANT CRD NUMBER*

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. If charge(s) were brought against an organization over which the *applicant* or *control affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and the *applicant's* or *control affiliate's* position, title or relationship.

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

3. **Event Disclosure Detail** (Use this for both organizational and individual charges.)

   A. Date First Charged (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: 1. number of counts, 2. *felony* or *misdemeanor*, 3. plea for each charge, and 4. product type if charge is *investment-related*):

   C. Did any of the Charge(s) within the Event involve a *Felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation:

4. **Disposition Disclosure Detail:** Include for each charge, A. Disposition Type [e.g., convicted, acquitted, dismissed, pretrial, etc.], B. Date, C. Sentence/Penalty, D. Duration [if sentence-suspension, probation, etc.], E. Start Date of Penalty, F. Penalty/Fine Amount and G. Date Paid.

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (The information must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ■ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Items 11C, 11D, 11E, 11F or 11G*** of Form BD;

Check ☑ item(s) being responded to:

11C. Has the U.S. Securities and Exchange Commission or the Commodity Futures Trading Commission ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its regulations or statutes?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) entered an *order* against the *applicant* or a *control affiliate* in connection with *investment-related* activity?
- ☐ (5) imposed a civil money penalty on the *applicant* or a *control affiliate*, or ordered the *applicant* or a *control affiliate* to cease and desist from any activity?

11D. Has any other federal regulatory agency, any state regulatory agency, or *foreign financial regulatory authority*:
- ☐ (1) ever *found* the *applicant* or a *control affiliate* to have made a false statement or omission or been dishonest, unfair, or unethical?
- ☐ (2) ever *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?
- ☐ (3) ever *found* the *applicant* or a *control affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) in the past ten years, entered an *order* against the *applicant* or a *control affiliate* in connection with an *investment-related* activity?
- ☐ (5) ever denied, suspended, or revoked the *applicant's* or a *control affiliate's* registration or license or otherwise, by *order*, prevented it from associating with an *investment-related* business or restricted its activities?

11E. Has any *self-regulatory organization* or commodities exchange ever:
- ☐ (1) *found* the *applicant* or a *control affiliate* to have made a false statement or omission?
- ☐ (2) *found* the *applicant* or a *control affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the U.S. Securities and Exchange Commission)?
- ☐ (3) *found* the *applicant* or a *control affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?
- ☐ (4) disciplined the *applicant* or a *control affiliate* by expelling or suspending it from membership, barring or suspending its association with other members, or otherwise restricting its activities?

11F. ☐ Has the *applicant's* or a *control affiliate's* authorization to act as an attorney, accountant, or federal contractor ever been revoked or suspended?

11G. ☐ Is the *applicant* or a *control affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of 11C, D, or E?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11C, 11D, 11E, 11F or 11G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
■ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer; "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *control affiliate* of its obligation to update its CRD records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

PART II

1. Regulatory Action initiated by:

☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

California Department of Corporations

2. Principal Sanction: (check appropriate item)

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other ______

Other Sanctions:

None

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation: ______

4. Docket/Case Number:

See Attached Copy of the Order

5. *Control Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

6. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ______

Other Product Types:

Private Placement

7. Describe the allegations related to this regulatory action. (The information must fit within the space provided.):

Alleged Unsolicited Email was send regarding a Private Placement Securities Offering. No Shares of any offering were ever sold.

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, regulatory action appealed to: (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved: (check appropriate item)

☐ Acceptance, Waiver & Consent (AWC) ☐ Decision & Order of Offer of Settlement ☐ Settled
☐ Consent ☐ Dismissed ☐ Stipulation and Consent
☐ Decision ☐ Order ☐ Vacated

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: All Activities of the solicitation of any non-registered Securities were ceased.

12. A. Were any of the following Sanctions Ordered? (Check all appropriate items):

☐ Monetary/Fine Amount: $ ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions Ordered:

NONE

C. Sanction detail: If suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate*, date paid and if any portion of penalty was waived:

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL **OR** ☐ AMENDED response used to report details for affirmative responses to ***Item 11H*** of Form BD;

Check ☑ item(s) being responded to:

11H(1) Has any domestic or foreign court:

☐ (a) in the past ten years, *enjoined* the *applicant* or a *control affiliate* in connection with any *investmenf-related* activity?

☐ (b) ever *found* that the *applicant* or a *control affiliate* was *involved* in a violation of *investment-related* statutes or regulations?

☐ (c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against the *applicant* or a *control affiliate* by a state or *foreign financial regulatory authority*?

11H(2) ☐ Is the *applicant* or a *control affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of 11H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*
☐ *Applicant* and one or more *control affiliate(s)*
☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - *CONTROL AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ **No**

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority*, *SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)
(continuation)

2. Principal Relief Sought: (check appropriate item)

☐ Cease and Desist ☐ Disgorgement ☐ Money Damages (Private/Civil Complaint) ☐ Restraining Order
☐ Civil Penalty(ies)/Fine(s) ☐ Injunction ☐ Restitution ☐ Other ____________

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type: (check appropriate item)

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☐ Other ______________________

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County <u>and</u> State or Country, Docket/Case Number):

____

6. *Control Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

7. Describe the allegations related to this civil action. (The information must fit within the space provided.):

____

____

____

____

____

8. Current Status? ☐ Pending ☐ On Appeal ☐ Final

9. If on appeal, action appealed to (provide name of court): Date Appeal Filed (MM/DD/YYYY):

____

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (BD)

(continuation)

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved: (check appropriate item)

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted? (Check appropriate items):

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution
Amount $ ☐ Censure ☐ Cease and Desist/injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against *applicant* or *control affiliate,* date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to action(s), allegation(s), disposition(s) and/or finding(s) disclosed above. (The information must fit within the space provided.):

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses *to **Item 11I*** of Form BD;

Check ☑ item(s) being responded to:

11I In the past ten years has the *applicant* or a *control affiliate* of the *applicant* ever been a securities firm or a *control affiliate* of a securities firm that:

☐ (1) has been the subject of a bankruptcy petition?

☐ (2) has had a trustee appointed or a direct payment procedure initiated under the Securities Investor Protection Act?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *control affiliate* is an individual or organization registered through the CRD, such *control affiliate* need only complete Part I of the *applicant's* appropriate DRP (BD). Details of the event must be submitted on the *control affiliate's* appropriate DRP (BD) or DRP (U-4). If a *control affiliate* is an individual or organization not registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (BD). The completion of this DRP does not relieve the *control affiliate* of its obligation to update its CRD records.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):

☐ The *Applicant*

☐ *Applicant* and one or more *control affiliate(s)*

☐ One or more *control affiliate(s)*

If this DRP is being filed for a *control affiliate*, give the full name of the *control affiliate* below (for individuals, Last name, First name, Middle name).

If the *control affiliate* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

BD DRP - CONTROL *AFFILIATE*

CRD NUMBER

This *Control Affiliate* is ☐ Firm ☐ Individual

Registered: ☐ Yes ☐ No

NAME (For individuals, Last, First, Middle)

☐ This DRP should be removed from the BD record because the *control affiliate(s)* are no longer associated with the BD.

B. If the *control affiliate* is registered through the CRD, has the *control affiliate* submitted a DRP (with Form U-4) or BD DRP to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☐ No

NOTE: The completion of this Form does not relieve the *control affiliate* of its obligation to update its CRD records.

PART II

1. Action Type: (check appropriate item)

☐ Bankruptcy ☐ Declaration ☐ Receivership

☐ Compromise ☐ Liquidated ☐ Other ____________

2. Action Date (MM/DD/YYYY): [ ] ☐ Exact ☐ Explanation

If not exact, provide explanation: ____________________

(continued)

BANKRUPTCY / SIPC DISCLOSURE REPORTING PAGE (BD)

(continuation)

3. If the financial action relates to an organization over which the *applicant* or *control affiliate* exercise(d) *control*, enter organization name and the *applicant's* or *control affiliate's* position, title or relationship:

   ____

   Was the Organization *investment-related*? ☐ Yes ☐ No

4. Court action brought in (Name of Federal, State or Foreign Court), Location of Court (City or County and State or Country), Docket/Case Number and Bankruptcy Chapter Number (if Federal Bankruptcy Filing):

   ____

5. Is action currently pending? ☐ Yes ☐ No

6. If not pending, provide Disposition Type: (check appropriate item)

   ☐ Direct Payment Procedure ☐ Dismissed ☐ Satisfied/Released
   ☐ Discharged ☐ Dissolved ☐ SIPA Trustee Appointed ☐ Other ______________

7. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

8. Provide a brief summary of events leading to the action and if not discharged, explain. (The information must fit within the space provided.):

   ____

   ____

   ____

9. If a SIPA trustee was appointed or a direct payment procedure was begun, enter the amount paid or agreed to be paid by you; or the name of the trustee:

   Currently Open? ☐ Yes ☐ No

   Date Direct Payment Initiated/Filed or Trustee Appointed (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________________

10. Provide details to any status/disposition. Include details as to creditors, terms, conditions, amounts due and settlement schedule (if applicable). (The information must fit within the space provided.)

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

    ____

BOND DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11J*** of Form BD;

Check ☑ item(s) being responded to:
11J ☐ Has a bonding company ever denied, paid out on, or revoked a bond for the *applicant*?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Firm Name: (Policy Holder)

2. Bonding Company Name:

3. Disposition Type: (check appropriate item)

   ☐ Denied ☐ Payout ☐ Revoked

4. Disposition Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______

5. If disposition resulted in Payout, list Payout Amount and Date Paid:

6. Summarize the details of circumstances leading to the necessity of the bonding company action: (The information must fit within the space provided.)

JUDGMENT / LIEN DISCLOSURE REPORTING PAGE (BD)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP BD) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to ***Item 11K*** of Form BD;

Check ☑ item(s) being responded to:

11K ☐ Does the *applicant* have any unsatisfied judgments or liens against it?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

It is not a requirement that documents be provided for each event or *proceeding*. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

NAME OF *APPLICANT*	*APPLICANT* CRD NUMBER

1. Judgment/Lien Amount:

2. Judgment/Lien Holder:

3. Judgment/Lien Type: (check appropriate item)

☐ Civil ☐ Default ☐ Tax

4. Date Filed (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

5. Is Judgment/Lien outstanding? ☐ Yes ☐ No

If No, provide status date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

If No, how was matter resolved? (check appropriate item)

☐ Discharged ☐ Released ☐ Removed ☐ Satisfied

6. Court (Name of Federal, State or Foreign Court), Location of Court (City or County <u>and</u> State or Country) and Docket/Case Number:

7. Provide a brief summary of events leading to the action and any payment schedule details including current status (if applicable). (The information must fit within the space provided.):

STATE OF CALIFORNIA – DEPARTMENT OF BUSINESS OVERSIGHT

CONSENT TO SERVICE OF PROCESS

DBO-260.165 (Rev. 7-13)



TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA

CONSENT TO SERVICE OF PROCESS

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned, [Alternative Securities Market, LLC

(a corporation, partnership or limited liability company organized under the laws of the State of California),

OR

____________________(an individual),

OR

____________________ (other entity),]

hereby irrevocably appoints the Commissioner of Business Oversight of the State of California, or the Commissioner's successor in office, to be the undersigned's attorney to receive service of any lawful process in any noncriminal suit, action or proceeding against the undersigned, or the undersigned's successor, executor, or administrator which arises under the Corporate Securities Law of 1968 or any rule or order thereunder after this consent has been filed, with the same force and validity as if served personally on the undersigned.

For the purpose of compliance with the Corporate Securities Law of 1968 of the State of California, notice of the service and a copy of the process should be sent by registered or certified mail to the undersigned at the following address:

Alternative Securities Market, LLC

(Name and Address)

4050 Glencoe Ave, # 210, Marina Del Rey, CA 90292

Dated: March 4th, 2015.

[signature]

Mr. Steven J. Mueller

Senior Managing Member

[Insert name of corporation, partnership, limited liability company or other entity]

By ______________________

Title Senior Managing Member
OR

[Insert name of individual]

____

State of California)
County of Los Angeles)

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Name of Notary)

personally appeared Steven J. Mochler
(Here, insert Name and Title of the Officer)

(who proved to me on the basis of satisfactory evidence) to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity~~(ies)~~, and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


NOTARY PUBLIC
CALIFORNIA
Los Angeles County

WITNESS my hand and official seal.

Signature See CA All-Purpose Ack
Benjamin Herrera, Notary Public

Any certificate of acknowledgement taken in another place shall be sufficient in the State of California if it is taken in accordance with the laws of the place where the acknowledgment is made.

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Los Angeles }

On March 4, 2015 before me, Benjamin Herrera Notary Public,
(Here insert name and title of the officer)

personally appeared Steven Muehler,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


BENJAMIN HERRERA
Commission # 2096361
Notary Public - California
Los Angeles County
My Comm. Expires Jan 9, 2019

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THIS DOCUMENT CONTAINS A TRUE WATERMARK. HOLD UP TO LIGHT TO VIEW.

WESTERN UNION WU
moving money for better

WESTERN UNION FINANCIAL SERVICES INC. - ISSUER - Englewood, Colorado

Payable at Wells Fargo Bank Grand Junction - Downtown, N.A., Grand Junction, Colorado

MONEY ORDER

RALPHS #280

17-036728749



A 726778 D 030415
T 0823 05
170367287498 L 000280

$ 300.00



(ISSUING AGENT)

PAY EXACTLY THREE HUNDRED DOLLARS AND NO CENTS

PAY TO THE ORDER OF State of California

SEC Form BD
PAYMENT FOR/ACCT. #

4050 Glencoe Ave, #210, Marina Del Rey, CA 90292
PURCHASER'S ADDRESS

PURCHASER'S SIGNATURE
PURCHASER BY SIGNING YOU AGREE TO THE TERMS ON THE REVERSE SIDE

⑆102100400⑆ 4017036728749 8⑈


EXHIBIT E

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Investment Certificates: 1 to 5,000

Subject to the terms and conditions of the Secured Investment Certificates described in the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. Offering Circular dated March 2nd, 2015 (the "Offering"), I hereby subscribe to purchase the number of Secured Investment Certificates set forth below for a purchase price of $1,000.00 per Secured Investment Certificate. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC" evidencing $1,000.00 for each Secured Investment Certificate Subscribed, subject to a minimum of ONE Secured Investment Certificate ($1,000.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC's Managing Member, and subject to additional conditions described in the Offering Circular. I further understand that the Managing Member of the Alternative Securities Markets Group Fixed Income Fund I, LLC, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of Secured Investment Certificates that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ______________ Secured Investment Certificates of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, at a purchase price **of $1,000.00 (ONE THOUSAND DOLLARS AND ZERO CENTS) per Secured Investment Certificate** (aggregate purchase price: $____________________).

CHOOSE THOSE THAT APPLY	NUMBER OF INVESTMENT CERTIFICATES	TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST DISTRIBUTION PAID TO INVESTOR	INTEREST RATES AS OF NOVEMBER 3rd, 2014
(__)	#________	5 YEARS	Prime Plus 5.75%	Monthly	9.00%
(__)	#________	10 YEARS	Prime Plus 7.00%	Monthly	10.25%
(__)	#________	15 YEARS	Prime Plus 7.75%	Monthly	11.00%
(__)	#________	20 YEARS	Prime Plus 8.25%	Monthly	11.50%
(__)	#________	30 YEARS	Prime Plus 8.75%	Monthly	12.00%

Made on ________________________________, 2014 by and between Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, a California Limited Liability Company (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

<u>REMAINDER OF PAGE LEFT BLANK INTENTIONALLY</u>

WITNESETH:

WHEREAS, the Company is offering for sale up to FIVE THOUSAND Secured Investment Certificates (the "Certificates") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Certificates indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** in the amount of the aggregate purchase price of the Secured Investment Certificates subscribed (the "Certificates"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Certificates.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Certificates offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Certificates received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Secured Investment Certificates being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Certificates not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Certificates purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Certificates subscribed, the Purchaser has received the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Certificates subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Certificates subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Certificates subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Certificates subscribed.

(c) The Certificates subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Certificate.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Certificates subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Certificates subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Certificates, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Certificates and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

15. **Arbitration:** Except as expressly provided in this Subscription Agreement, any dispute, claim or controversy between or among any of the Investors or between any Investor or his/her/its Affiliates and the Company arising out of or relating to this Agreement or any subscription by any Investor to purchase Securities, or any termination, alleged breach, enforcement, interpretation or validity of any of those agreements (including the determination of the scope or applicability of this agreement to arbitrate), or otherwise involving the Company, will be submitted to arbitration in the county and state in which the Company maintains its principal office at the time the request for arbitration is made,

before a sole arbitrator, in accordance with the laws of the state of California for agreements made in and to be performed in the state of California. Such arbitration will be administered by the Judicial Arbitration and Mediation Services ("JAMS") and conducted under the provisions of its Comprehensive Arbitration Rules and Procedures. Arbitration must be commenced by service upon the other party of a written demand for arbitration or a written notice of intention to arbitrate, therein electing the arbitration tribunal. Judgment upon any award rendered by the arbitrator shall be final and may be entered in any court having jurisdiction thereof. No party to any such controversy will be entitled to any punitive damages. Notwithstanding the rules of JAMS, no arbitration proceeding will be consolidated with any other arbitration proceeding without all parties' consent. The arbitrator shall, in the award, allocate all of the costs of the arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

NOTICE: By executing this Subscription Agreement, Subscriber is agreeing to have all disputes, claims, or controversies arising out of or relating to this Agreement decided by neutral binding arbitration, and Subscriber is giving up any rights he, she or it may possess to have those matters litigated in a court or jury trial. By executing this Subscription Agreement, Subscriber is giving up his, her or its judicial rights to discovery and appeal except to the extent that they are specifically provided for in this Subscription Agreement. If Subscriber refuses to submit to arbitration after agreeing to this provision, Subscriber may be compelled to arbitrate under federal or state law. Subscriber confirms that his, her or its agreement to this arbitration provision is voluntary.

NOTICE: SUBSCRIBERS TO THIS OFFERING UNDERSTAND THAT THEY HAVE NOT WAIVED ANY RIGHT THAT THEY MAY HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAWS.

13. **Additional Information.** The Purchaser realizes that the Certificates are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Certificates are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

By: ____
Mr. Steven J. Muehler, Managing Member

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

INVESTOR CONTACT INFORMATION:

Name: ____

Spouse Name (if applicable): ________________________________

Address: ____

Address Line 2 (if applicable): ______________________________

City: ____

State or Province: ____________________________________

Postal Code / Zip Code: ________________________________

Country: ____

Best Phone Number: ___________________________________

Alternate Phone Number (not required): __________________________

Email Address: ____

PART TWO: INVESTOR QUALIFICATION

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

Investor Suitability Questionnaire: Choose One Answer for each of the next FIFTEEN Questions:

1. ***Income Tax Bracket:***

(__) 15% or less

(__) 15-27%

(__) 28% or more

2. ***When do you expect to need the funds from your Investments:***

(__) Less than one year

(__) 1-3 years

(__) 3-5 years

(__) 6-10 years

(__) 11+ years

3. ***Net Worth (excluding your home):***

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,000 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5M

4. ***Annual Income:***

(__) Less than $15,000

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,000 to $199,000

(__) $200,000 to $300,000

(__) More than $300,000

5. ***Household Income:***

(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***

(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

7. Employment Status:

(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. Education:

(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. Annual Expenses:

(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. Are you or any of your immediate family employed by or associated with the Securities Industry?

(__) YES

(__) NO

14. Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?

(__) YES

(__) NO

15. Notify me of new investments as they are added to the Alternative Securities Market

(__) YES

(__) NO

DISCLAIMER

The Alternative Securities Market is entrusted with the authority to preserve and strengthen the quality and public confidence in Alternative Securities and Alternative Investments. The Alternative Securities Market stands for Integrity and Ethical practices in order to enhance investor confidence in Alternative Securities and Alternative Investments, thereby contributing to the financial health of the overall economy, and supporting the capital formation process. From the Alternative Securities Market's Early and Development Stage Companies, to Operating Companies of International Stature, each are recognized as sharing these important traits that we hold true.

The Alternative Securities Market, therefore has broad discretionary authority over the initial and continued listing and trade of securities on the Alternative Securities Market in order to maintain the quality, the public confidence in the Alternative Securities Market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.

The Alternative Securities Market may use such discretion to deny any the application of any Issuer apply for listing for trade, apply additional or more stringent criteria for the initial or continued listing of any securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on the Alternative Securities Market inadvisable or unwarranted in the opinion of the Alternative Securities Market, even though the securities meet all enumerated criteria for initial or continued listing on the Alternative Securities Market.


EXHIBIT F

FORM ADV (Paper Version)

- **UNIFORM APPLICATION FOR INVESTMENT ADVISER REGISTRATION AND**
- **REPORT BY EXEMPT REPORTING ADVISERS**

PART 1A

WARNING: Complete this form truthfully. False statements or omissions may result in denial of your application, revocation of your registration, or criminal prosecution. You must keep this form updated by filing periodic amendments. See Form ADV General Instruction 4.

Check the box that indicates what you would like to do (check all that apply):

SEC or State Registration:
- ☐ Submit an initial application to register as an investment adviser with the SEC.
- ☒ Submit an initial application to register as an investment adviser with one or more states.
- ☐ Submit an *annual updating amendment* to your registration for your fiscal year ended _________.
- ☐ Submit an other-than-annual amendment to your registration.

SEC or State Report by *Exempt Reporting Advisers*:
- ☐ Submit an initial report to the SEC.
- ☐ Submit a report to one or more *state securities authorities*.
- ☐ Submit an *annual updating amendment* to your report for your fiscal year ended _________.
- ☐ Submit an other-than-annual amendment to your report.
- ☐ Submit a final report.

Item 1 Identifying Information

Responses to this Item tell us who you are, where you are doing business, and how we can contact you.

A. Your full legal name (if you are a sole proprietor, your last, first, and middle names):
Muehler, Steven Joseph

B. Name under which you primarily conduct your advisory business, if different from Item 1.A.
Alternative Securities Markets Group Corporation

List on Section 1.B. of Schedule D any additional names under which you conduct your advisory business.

C. If this filing is reporting a change in your legal name (Item 1.A.) or primary business name (Item 1.B.), enter the new name and specify whether the name change is of ☐ your legal name or ☐ your primary business name:

____

D. (1) If you are registered with the SEC as an investment adviser, your SEC file number: 801-__________

(2) If you report to the SEC as an *exempt reporting adviser*, your SEC file number: 802-__________

E. If you have a number ("*CRD* Number") assigned by the *FINRA's CRD* system or by the IARD system, your *CRD* number: __________

If your firm does not have a CRD number, skip this Item 1.E. Do not provide the CRD number of one of your officers, employees, or affiliates.

F. *Principal Office and Place of Business*

(1) Address (do not use a P.O. Box):

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | California | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☑

List on Section 1.F. of Schedule D any office, other than your principal office and place of business, at which you conduct investment advisory business. If you are applying for registration, or are registered, with one or more state securities authorities, you must list all of your offices in the state or states to which you are applying for registration or with whom you are registered. If you are applying for SEC registration, if you are registered only with the SEC, or if you are reporting to the SEC as an exempt reporting adviser, list the largest five offices in terms of numbers of employees.

(2) Days of week that you normally conduct business at your *principal office and place of business*:

☑ Monday - Friday ☐ Other: 8:30AM to 5:00 PM PST

Normal business hours at this location: ______

(3) Telephone number at this location: 213-407-4386
(area code) (telephone number)

(4) Facsimile number at this location: ______
(area code) (facsimile number)

G. Mailing address, if different from your *principal office and place of business* address:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey | CA | 90292
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

H. If you are a sole proprietor, state your full residence address, if different from your *principal office and place of business* address in Item 1.F.:

______
(number and street)

______
(city) (state/country) (zip+4/postal code)

I. Do you have one or more websites? Yes ■ No ☐

If "yes," list all website addresses on Section 1.I. of Schedule D. If a website address serves as a portal through which to access other information you have published on the web, you may list the portal without listing addresses for all of the other information. Some advisers may need to list more than one portal address. Do not provide individual electronic mail (e-mail) addresses in response to this Item.

J. Provide the name and contact information of your Chief Compliance Officer: If you are an *exempt reporting adviser*, you must provide the contact information for your Chief Compliance Officer, if you have one. If not, you must complete Item 1.K. below.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(other titles, if any)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if Chief Compliance Officer has one)

K. Additional Regulatory Contact Person: If a person other than the Chief Compliance Officer is authorized to receive information and respond to questions about this Form ADV, you may provide that information here.

Mr. Steven Joseph Muehler
(name)

Chief Executive Officer
(titles)

213 407-4386
(area code) (telephone number) (area code) (facsimile number)

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey California 90292
(city) (state/country) (zip+4/postal code)

Legal@AlternativeSecuritiesMarket.com
(electronic mail (e-mail) address, if contact person has one)

L. Do you maintain some or all of the books and records you are required to keep under Section 204 of the Advisers Act, or similar state law, somewhere other than your *principal office and place of business*?

Yes ☐ No ■

If "yes," complete Section 1.L. of Schedule D.

M. Are you registered with a *foreign financial regulatory authority*? Yes ☐ No ■

Answer "no" if you are not registered with a foreign financial regulatory authority, even if you have an affiliate that is registered with a foreign financial regulatory authority. If "yes," complete Section 1.M. of Schedule D.

N. Are you a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934?

Yes ☐ No ■

If "yes," provide your CIK number (Central Index Key number that the SEC assigns to each public reporting company): ______

O. Did you have $1 billion or more in assets on the last day of your most recent fiscal year?

Yes ☐ No ■

P. Provide your *Legal Entity Identifier* if you have one: ______

A *legal entity identifier* is a unique number that companies use to identify each other in the financial marketplace. In the first half of 2011, the *legal entity identifier* standard was still in development. You may not have a *legal entity identifier*.

Item 2

SEC Registration

Responses to this Item help us (and you) determine whether you are eligible to register with the SEC. Complete this Item 2.A. only if you are applying for SEC registration or submitting an *annual updating amendment* to your SEC registration.

A. To register (or remain registered) with the SEC, you must check **at least one** of the Items 2.A.(1) through 2.A.(12), below. If you are submitting an *annual updating amendment* to your SEC registration and you are no longer eligible to register with the SEC, check Item 2.A.(13). Part 1A Instruction 2 provides information to help you determine whether you may affirmatively respond to each of these items.

You (the adviser):

☐ (1) are a **large advisory firm** that either:

(a) has regulatory assets under management of $100 million (in U.S. dollars) or more, or

(b) has regulatory assets under management of $90 million (in U.S. dollars) or more at the time of filing its most recent *annual updating amendment* and is registered with the SEC;

☐ (2) are a **mid-sized advisory firm** that has regulatory assets under management of $25 million (in U.S. dollars) or more but less than $100 million (in U.S. dollars) and you are either:

(a) not required to be registered as an adviser with the *state securities authority* of the state where you maintain your *principal office and place of business*, or

(b) not subject to examination by the *state securities authority* of the state where you maintain your *principal office and place of business*;

*Click **HERE** for a list of states in which an investment adviser, if registered, would not be subject to examination by the state securities authority.*

☐ (3) have your *principal office and place of business* **in Wyoming** (which does not regulate advisers);

☐ (4) have your *principal office and place of business* **outside the United States**;

☐ (5) are **an investment adviser (or sub-adviser) to an investment company** registered under the Investment Company Act of 1940;

☐ (6) are **an investment adviser to a company which has elected to be a business development company** pursuant to section 54 of the Investment Company Act of 1940 and has not withdrawn the election, and you have at least $25 million of regulatory assets under management;

☐ (7) are a **pension consultant** with respect to assets of plans having an aggregate value of at least $200,000,000 that qualifies for the exemption in rule 203A-2(a);

☐ (8) are a **related adviser** under rule 203A-2(b) that *controls*, is *controlled* by, or is under common *control* with, an investment adviser that is registered with the SEC, and your *principal office and place of business* is the same as the registered adviser;

If you check this box, complete Section 2.A.(8) of Schedule D.

☒ (9) are a **newly formed adviser** relying on rule 203A-2(c) because you expect to be eligible for SEC registration within 120 days;

If you check this box, complete Section 2.A.(9) of Schedule D.

☐ (10) are a **multi-state adviser** that is required to register in 15 or more states and is relying on rule 203A-2(d);

If you check this box, complete Section 2.A.(10) of Schedule D.

☐ (11) are an **Internet adviser** relying on rule 203A-2(e);

☐ (12) have **received an SEC order** exempting you from the prohibition against registration with the SEC;

If you check this box, complete Section 2.A.(12) of Schedule D.

☐ (13) are **no longer eligible** to remain registered with the SEC.

SEC Reporting by *Exempt Reporting Advisers*

B. Complete this Item 2.B. only if you are reporting to the SEC as an *exempt reporting adviser*. Check all that apply. You:

☐ (1) qualify for the exemption from registration as an adviser solely to one or more venture capital funds;

☐ (2) qualify for the exemption from registration because you act solely as an adviser to *private funds* and have assets under management in the United States of less than $150 million;

☐ (3) act solely as an adviser to *private funds* but you are no longer eligible to check box 2.B.(2) because you have assets under management in the United States of $150 million or more.

If you check box (2) or (3), complete Section 2.B. of Schedule D.

State Securities Authority Notice Filings and State Reporting by *Exempt Reporting Advisers*

C. Under state laws, SEC-registered advisers may be required to provide to *state securities authorities* a copy of the Form ADV and any amendments they file with the SEC. These are called *notice filings*. In addition, *exempt reporting advisers* may be required to provide *state securities authorities* with a copy of reports and any amendments they file with the SEC. If this is an initial application or report, check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to direct your *notice filings* or reports to additional state(s), check the box(es) next to the state(s) that you would like to receive notice of this and all subsequent filings or reports you submit to the SEC. If this is an amendment to your registration to stop your *notice filings* or reports from going to state(s) that currently receive them, uncheck the box(es) next to those state(s).

☐ AL	☐ CT	☐ HI	☐ KY	☐ MN	☐ NH	☐ OH	☐ SC	☐ VI
☐ AK	☐ DE	☐ ID	☐ LA	☐ MS	☐ NJ	☐ OK	☐ SD	☐ VA
■ AZ	☐ DC	☐ IL	☐ ME	☐ MO	☐ NM	☐ OR	☐ TN	☐ WA
☐ AR	■ FL	☐ IN	☐ MD	☐ MT	■ NY	☐ PA	☐ TX	☐ WV
■ CA	☐ GA	☐ IA	☐ MA	☐ NE	☐ NC	☐ PR	☐ UT	☐ WI
☐ CO	☐ GU	☐ KS	☐ MI	■ NV	☐ ND	☐ RI	☐ VT	

If you are amending your registration to stop your notice filings or reports from going to a state that currently receives them and you do not want to pay that state's notice filing or report filing fee for the coming year, your amendment must be filed before the end of the year (December 31).

Item 3 Form of Organization

A. How are you organized?

■ Corporation ☐ Sole Proprietorship ☐ Limited Liability Partnership (LLP)
☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)
☐ Other (specify): ____

If you are changing your response to this Item, see Part 1A Instruction 4.

B. In what month does your fiscal year end each year? December

C. Under the laws of what state or country are you organized? California

If you are a partnership, provide the name of the state or country under whose laws your partnership was formed. If you are a sole proprietor, provide the name of the state or country where you reside.

If you are changing your response to this Item, see Part 1A Instruction 4.

Item 4 Successions

A. Are you, at the time of this filing, succeeding to the business of a registered investment adviser?

☐ Yes ■ No

If "yes," complete Item 4.B. and Section 4 of Schedule D.

B. Date of Succession: ____________
(mm/dd/yyyy)

If you have already reported this succession on a previous Form ADV filing, do not report the succession again. Instead, check "No." See Part 1A Instruction 4.

Item 5 Information About Your Advisory Business

Responses to this Item help us understand your business, assist us in preparing for on-site examinations, and provide us with data we use when making regulatory policy. Part 1A Instruction 5.a. provides additional guidance to newly formed advisers for completing this Item 5.

Employees

If you are organized as a sole proprietorship, include yourself as an employee in your responses to Item 5.A and Items 5.B.(1), (2), (3), (4), and (5). If an employee performs more than one function, you should count that employee in each of your responses to Items 5.B.(1), (2), (3), (4) and (5).

A. Approximately how many *employees* do you have? Include full- and part-time *employees* but do not include any clerical workers.

1

B.

(1) Approximately how many of the *employees* reported in 5.A. perform investment advisory functions (including research)?

1

(2) Approximately how many of the *employees* reported in 5.A. are registered representatives of a broker-dealer?

0

(3) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives*?

1

(4) Approximately how many of the *employees* reported in 5.A. are registered with one or more *state securities authorities* as *investment adviser representatives* for an investment adviser other than you?

0

(5) Approximately how many of the *employees* reported in 5.A. are licensed agents of an insurance company or agency?

0

(6) Approximately how many firms or other *persons* solicit advisory *clients* on your behalf? 0

In your response to Item 5.B.(6), do not count any of your employees and count a firm only once – do not count each of the firm's employees that solicit on your behalf.

Clients

In your responses to Items 5.C. and 5.D. do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

C. (1) To approximately how many *clients* did you provide investment advisory services during your most recently completed fiscal year?

☒ 0 ☐ 1-10 ☐ 11-25 ☐ 26-100

If more than 100, how many? ______ (round to the nearest 100)

(2) Approximately what percentage of your *clients* are non-*United States persons*? 0 %

D. *For purposes of this Item 5.D., the category "individuals" includes trusts, estates, and 401(k) plans and IRAs of individuals and their family members, but does not include businesses organized as sole proprietorships.*
The category "business development companies" consists of companies that have made an election pursuant to section 54 of the Investment Company Act of 1940. Unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, check "None" in response to Item 5.D.(1)(d) and do not check any of the boxes in response to Item 5.D.(2)(d).

(1) What types of *clients* do you have? Indicate the approximate percentage that each type of *client* comprises of your total number of *clients*. If a *client* fits into more than one category, check all that apply.

	None	Up to 10%	11-25%	26-50%	51-75%	76-99%	100%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☒	☐	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐	☐	☐

FORM ADV Part 1A Page 9 of 19	Your Name Muehler, Steven Joseph Date	CRD Number SEC 801- or 802 Number

(m) Other: ______ ☒ ☐ ☐ ☐ ☐ ☐ ☐

(2) Indicate the approximate amount of your regulatory assets under management (reported in Item 5.F. below) attributable to each of the following type of *client*. If a *client* fits into more than one category, check all that apply.

	None	Up to 25%	Up to 50%	Up to 75%	>75%
(a) Individuals (other than *high net worth individuals*)	☒	☐	☐	☐	☐
(b) *High net worth individuals*	☒	☐	☐	☐	☐
(c) Banking or thrift institutions	☒	☐	☐	☐	☐
(d) Investment companies	☒	☐	☐	☐	☐
(e) Business development companies	☒	☐	☐	☐	☐
(f) Pooled investment vehicles (other than investment companies)	☒	☐	☐	☐	☐
(g) Pension and profit sharing plans (but not the plan participants)	☒	☐	☐	☐	☐
(h) Charitable organizations	☒	☐	☐	☐	☐
(i) Corporations or other businesses not listed above	☐	☐	☐	☐	☐
(j) State or municipal *government entities*	☒	☐	☐	☐	☐
(k) Other investment advisers	☒	☐	☐	☐	☐
(l) Insurance companies	☒	☐	☐	☐	☐
(m) Other: ______	☒	☐	☐	☐	☐

Compensation Arrangements

E. You are compensated for your investment advisory services by (check all that apply):

- ■ (1) A percentage of assets under your management
- ☐ (2) Hourly charges
- ☐ (3) Subscription fees (for a newsletter or periodical)
- ■ (4) Fixed fees (other than subscription fees)
- ☐ (5) Commissions
- ☐ (6) *Performance-based fees*
- ☐ (7) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Regulatory Assets Under Management

F. (1) Do you provide continuous and regular supervisory or management services to securities portfolios? ☐ Yes ■ No

(2) If yes, what is the amount of your regulatory assets under management and total number of accounts?

	U.S. Dollar Amount	Total Number of Accounts
Discretionary:	(a) $______.00	(d) ______

Non-Discretionary:	(b) $________.00	(e) ________
Total:	(c) $________.00	(f) ________

Part 1A Instruction 5.b. explains how to calculate your regulatory assets under management. You must follow these instructions carefully when completing this Item.

Advisory Activities

G. What type(s) of advisory services do you provide? Check all that apply.

- ■ (1) Financial planning services
- ■ (2) Portfolio management for individuals and/or small businesses
- ■ (3) Portfolio management for investment companies (as well as "business development companies" that have made an election pursuant to section 54 of the Investment Company Act of 1940)
- ■ (4) Portfolio management for pooled investment vehicles (other than investment companies)
- ■ (5) Portfolio management for businesses (other than small businesses) or institutional *clients* (other than registered investment companies and other pooled investment vehicles)
- ☐ (6) Pension consulting services
- ☐ (7) Selection of other advisers (including *private fund* managers)
- ■ (8) Publication of periodicals or newsletters
- ☐ (9) Security ratings or pricing services
- ☐ (10) Market timing services
- ■ (11) Educational seminars/workshops
- ☐ (12) Other (specify): Equity CrowdFunding Securities Consultation for Investors and Issuers

Do not check Item 5.G.(3) unless you provide advisory services pursuant to an investment advisory contract to an investment company registered under the Investment Company Act of 1940, including as a subadviser. If you check Item 5.G.(3), report the 811 or 814 number of the investment company or investment companies to which you provide advice in Section 5.G. of Schedule D.

H. If you provide financial planning services, to how many *clients* did you provide these services during your last fiscal year?

■ 0 ☐ 1-10 ☐ 11-25 ☐ 26-50 ☐ 51-100 ☐ 101-250 ☐ 251 – 500
☐ More than 500 If more than 500, how many? ______ (round to the nearest 500)

In your responses to this Item 5.H., do not include as "clients" the investors in a private fund you advise, unless you have a separate advisory relationship with those investors.

I. If you participate in a *wrap fee program*, do you (check all that apply):

- ☐ (1) *sponsor* the *wrap fee program*?
- ☐ (2) act as a portfolio manager for the *wrap fee program*?

If you are a portfolio manager for a wrap fee program, list the names of the programs and their sponsors in Section 5.I.(2) of Schedule D.

If your involvement in a wrap fee program is limited to recommending wrap fee programs to your clients, or you advise a mutual fund that is offered through a wrap fee program, do not check either Item 5.I.(1) or 5.I(2).

J. In response to Item 4.B. of Part 2A of Form ADV, do you indicate that you provide investment advice only with respect to limited types of investments? ☐ Yes ☐ No

Item 6 Other Business Activities

In this Item, we request information about your firm's other business activities.

A. You are actively engaged in business as a (check all that apply):

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): ________

If you engage in other business using a name that is different from the names reported in Items 1.A. or 1.B, complete Section 6.A. of Schedule D.

B. (1) Are you actively engaged in any other business not listed in Item 6.A. (other than giving investment advice)? ■ Yes ■ No

(2) If yes, is this other business your primary business? ■ Yes ☐ No

If "yes," describe this other business on Section 6.B.(2) of Schedule D, and if you engage in this business under a different name, provide that name.

(3) Do you sell products or provide services other than investment advice to your advisory *clients*? ☐ Yes ■ No

If "yes," describe this other business on Section 6.B.(3) of Schedule D, and if you engage in this business under a different name, provide that name.

Item 7 Financial Industry Affiliations and *Private Fund* Reporting

In this Item, we request information about your financial industry affiliations and activities. This information identifies areas in which conflicts of interest may occur between you and your *clients*.

A. This part of Item 7 requires you to provide information about you and your *related persons*, including foreign affiliates. Your *related persons* are all of your *advisory affiliates* and any *person* that is under common *control* with you.

You have a *related person* that is a (check all that apply):

- ☐ (1) broker-dealer, municipal securities dealer, or government securities broker or dealer (registered or unregistered)

- ☐ (2) other investment adviser (including financial planners)
- ☐ (3) registered municipal advisor
- ☐ (4) registered security-based swap dealer
- ☐ (5) major security-based swap participant
- ☐ (6) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (7) futures commission merchant
- ☐ (8) banking or thrift institution
- ☐ (9) trust company
- ☐ (10) accountant or accounting firm
- ☐ (11) lawyer or law firm
- ☐ (12) insurance company or agency
- ☐ (13) pension consultant
- ☐ (14) real estate broker or dealer
- ☐ (15) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
- ☐ (16) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

For each related person, including foreign affiliates that may not be registered or required to be registered in the United States, complete Section 7.A. of Schedule D.

You do not need to complete Section 7.A. of Schedule D for any related person if: (1) you have no business dealings with the related person in connection with advisory services you provide to your clients; (2) you do not conduct shared operations with the related person; (3) you do not refer clients or business to the related person, and the related person does not refer prospective clients or business to you; (4) you do not share supervised persons or premises with the related person; and (5) you have no reason to believe that your relationship with the related person otherwise creates a conflict of interest with your clients.

You must complete Section 7.A. of Schedule D for each related person acting as qualified custodian in connection with advisory services you provide to your clients (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)), regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

B. Are you an adviser to any *private fund*? ■ Yes ☐ No

If "yes," then for each private fund that you advise, you must complete a Section 7.B.(1) of Schedule D, except in certain circumstances described in the next sentence and in Instruction 6 of the Instructions to Part 1A. If another adviser reports this information with respect to any such private fund in Section 7.B.(1) of Schedule D of its Form ADV (e.g., if you are a subadviser), do not complete Section 7.B.(1) of Schedule D with respect to that private fund. You must, instead, complete Section 7.B.(2) of Schedule D.

In either case, if you seek to preserve the anonymity of a private fund client by maintaining its identity in your books and records in numerical or alphabetical code, or similar designation, pursuant to rule 204-2(d), you may identify the private fund in Section 7.B.(1) or 7.B.(2) of Schedule D using the same code or designation in place of the fund's name.

Item 8 Participation or Interest in *Client* Transactions

In this Item, we request information about your participation and interest in your *clients'* transactions. This information identifies additional areas in which conflicts of interest may occur between you and your *clients*.

Like Item 7, Item 8 requires you to provide information about you and your *related persons*, including foreign affiliates.

Proprietary Interest in *Client* Transactions

A. Do you or any *related person*:	Yes	No
(1) buy securities for yourself from advisory *clients*, or sell securities you own to advisory *clients* (principal transactions)?	☐	☒
(2) buy or sell for yourself securities (other than shares of mutual funds) that you also recommend to advisory *clients*?	☐	☒
(3) recommend securities (or other investment products) to advisory *clients* in which you or any *related person* has some other proprietary (ownership) interest (other than those mentioned in Items 8.A.(1) or (2))?	☒	☐

Sales Interest in *Client* Transactions

B. Do you or any *related person*:	Yes	No
(1) as a broker-dealer or registered representative of a broker-dealer, execute securities trades for brokerage customers in which advisory *client* securities are sold to or bought from the brokerage customer (agency cross transactions)?	☐	☒
(2) recommend purchase of securities to advisory *clients* for which you or any *related person* serves as underwriter, general or managing partner, or purchaser representative?	☒	☐
(3) recommend purchase or sale of securities to advisory *clients* for which you or any *related person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?	☐	☒

Investment or Brokerage Discretion

C. Do you or any *related person* have *discretionary authority* to determine the:	Yes	No
(1) securities to be bought or sold for a *client's* account?	☐	☒
(2) amount of securities to be bought or sold for a *client's* account?	☐	☒
(3) broker or dealer to be used for a purchase or sale of securities for a *client's* account?	☐	☒
(4) commission rates to be paid to a broker or dealer for a *client's* securities transactions?	☐	☒

	Yes	No
D. If you answer "yes" to C.(3) above, are any of the brokers or dealers *related persons*?	☐	☐
E. Do you or any *related person* recommend brokers or dealers to *clients*?	☒	☐

F. If you answer "yes" to E above, are any of the brokers or dealers *related persons*? ☐ ☒

G. (1) Do you or any *related person* receive research or other products or services other than execution from a broker-dealer or a third party ("soft dollar benefits") in connection with *client* securities transactions? ☐ ☒

(2) If "yes" to G.(1) above, are all the "soft dollar benefits" you or any *related persons* receive eligible "research or brokerage services" under section 28(e) of the Securities Exchange Act of 1934? ☐ ☐

H. Do you or any *related person*, directly or indirectly, compensate any *person* for *client* referrals? ☒ ☐

I. Do you or any *related person*, directly or indirectly, receive compensation from any *person* for *client* referrals? ☐ ☒

In responding to Items 8.H and 8.I., consider all cash and non-cash compensation that you or a related person gave to (in answering Item 8.H) or received from (in answering Item 8.I) any person in exchange for client referrals, including any bonus that is based, at least in part, on the number or amount of client referrals.

Item 9 Custody

In this Item, we ask you whether you or a *related person* has *custody* of *client* (other than *clients* that are investment companies registered under the Investment Company Act of 1940) assets and about your custodial practices.

A. (1) Do you have *custody* of any advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

If you are registering or registered with the SEC, answer "No" to Item 9.A.(1)(a) and (b) if you have custody solely because (i) you deduct your advisory fees directly from your clients' accounts, or (ii) a related person has custody of client assets in connection with advisory services you provide to clients, but you have overcome the presumption that you are not operationally independent (pursuant to Advisers Act rule 206(4)-(2)(d)(5)) from the related person.

(2) If you checked "yes" to Item 9.A.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which you have *custody*:

U.S. Dollar Amount — Total Number of *Clients*

(a) $____________ (b) ____________

If you are registering or registered with the SEC and you have custody solely because you deduct your advisory fees directly from your clients' accounts, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). If your related person has custody of client assets in connection with advisory services you provide to clients, do not include the amount of those assets and the number of those clients in your response to Item 9.A.(2). Instead, include that information in your response to Item 9.B.(2).

B. (1) In connection with advisory services you provide to *clients*, do any of your *related persons* have *custody* of any of your advisory *clients'*:

	Yes	No
(a) cash or bank accounts?	☐	☒
(b) securities?	☐	☒

You are required to answer this item regardless of how you answered Item 9.A.(1)(a) or (b).

(2) If you checked "yes" to Item 9.B.(1)(a) or (b), what is the approximate amount of *client* funds and securities and total number of *clients* for which your *related persons* have *custody*:

U.S. Dollar Amount	Total Number of *Clients*
(a) $______	(b) ______

C. If you or your *related persons* have *custody* of *client* funds or securities in connection with advisory services you provide to *clients*, check all the following that apply:

☐ (1) A qualified custodian(s) sends account statements at least quarterly to the investors in the pooled investment vehicle(s) you manage.

☐ (2) An *independent public accountant* audits annually the pooled investment vehicle(s) that you manage and the audited financial statements are distributed to the investors in the pools.

☐ (3) An *independent public accountant* conducts an annual surprise examination of *client* funds and securities.

☐ (4) An *independent public accountant* prepares an internal control report with respect to custodial services when you or your *related persons* are qualified custodians for *client* funds and securities.

If you checked Item 9.C.(2), C.(3) or C.(4), list in Section 9.C. of Schedule D the accountants that are engaged to perform the audit or examination or prepare an internal control report. (If you checked Item 9.C.(2), you do not have to list auditor information in Section 9.C. of Schedule D if you already provided this information with respect to the private funds you advise in Section 7.B.(1) of Schedule D).

D. Do you or your *related person(s)* act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*?

	Yes	No
(1) you act as a qualified custodian	☐	☒
(2) your *related person(s)* act as qualified custodian(s)	☐	☒

If you checked "yes" to Item 9.D.(2), all related persons that act as qualified custodians (other than any mutual fund transfer agent pursuant to rule 206(4)-2(b)(1)) must be identified in Section 7.A. of Schedule D, regardless of whether you have determined the related person to be operationally independent under rule 206(4)-2 of the Advisers Act.

E. If you are filing your *annual updating amendment* and you were subject to a surprise examination by an *independent public accountant* during your last fiscal year, provide the date (MM/YYYY) the examination commenced: ______

F. If you or your *related persons* have *custody* of *client* funds or securities, how many *persons*, including, but not limited to, you and your *related persons*, act as qualified custodians for your *clients* in connection with advisory services you provide to *clients*? ______

Item 10 Control Persons

In this Item, we ask you to identify every *person* that, directly or indirectly, *controls* you.

If you are submitting an initial application or report, you must complete Schedule A and Schedule B. Schedule A asks for information about your direct owners and executive officers. Schedule B asks for information about your indirect owners. If this is an amendment and you are updating information you reported on either Schedule A or Schedule B (or both) that you filed with your initial application or report, you must complete Schedule C.

A. Does any *person* not named in Item 1.A. or Schedules A, B, or C, directly or indirectly, *control* your management or policies? ☐ Yes ☒ No

If yes, complete Section 10.A. of Schedule D.

B. If any *person* named in Schedules A, B, or C or in Section 10.A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, please complete Section 10.B. of Schedule D.

Item 11 Disclosure Information

In this Item, we ask for information about your disciplinary history and the disciplinary history of all your *advisory affiliates*. We use this information to determine whether to grant your application for registration, to decide whether to revoke your registration or to place limitations on your activities as an investment adviser, and to identify potential problem areas to focus on during our on-site examinations. One event may result in "yes" answers to more than one of the questions below.

Your *advisory affiliates* are: (1) all of your current *employees* (other than *employees* performing only clerical, administrative, support or similar functions); (2) all of your officers, partners, or directors (or any *person* performing similar functions); and (3) all *persons* directly or indirectly *controlling* you or *controlled* by you. If you are a "separately identifiable department or division" (SID) of a bank, see the Glossary of Terms to determine who your *advisory affiliates* are.

If you are registered or registering with the SEC or if you are an exempt reporting adviser, you may limit your disclosure of any event listed in Item 11 to ten years following the date of the event. If you are registered or registering with a state, you must respond to the questions as posed; you may, therefore, limit your disclosure to ten years following the date of an event only in responding to Items 11.A.(1), 11.A.(2), 11.B.(1), 11.B.(2), 11.D.(4), and 11.H(1)(a). For purposes of calculating this ten-year period, the date of an event is the date the final order, judgment, or decree was entered, or the date any rights of appeal from preliminary orders, judgments, or decrees lapsed.

You must complete the appropriate Disclosure Reporting Page ("DRP") for "yes" answers to the questions in this Item 11.

	Yes	No
Do any of the events below involve you or any of your *supervised persons*?	☒	☐

For "yes" answers to the following questions, complete a Criminal Action DRP:

	Yes	No
A. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to any *felony*?	☐	☒
(2) been *charged* with any *felony*?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.A.(2) to charges that are currently pending.

	Yes	No
B. In the past ten years, have you or any *advisory affiliate*:		
(1) been convicted of or pled guilty or nolo contendere ("no contest") in a domestic, foreign, or military court to a *misdemeanor* involving: investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?	☐	☒
(2) been *charged* with a *misdemeanor* listed in Item 11.B.(1)?	☐	☒

If you are registered or registering with the SEC, or if you are reporting as an exempt reporting adviser, you may limit your response to Item 11.B.(2) to charges that are currently pending.

For "yes" answers to the following questions, complete a Regulatory Action DRP:

	Yes	No
C. Has the SEC or the Commodity Futures Trading Commission (CFTC) ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of SEC or CFTC regulations or statutes?	☐	☒
(3) *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) entered an *order* against you or any *advisory affiliate* in connection with *investment-related* activity?	☐	☒
(5) imposed a civil money penalty on you or any *advisory affiliate*, or *ordered* you or any *advisory affiliate* to cease and desist from any activity?	☐	☒
D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority*:		
(1) ever *found* you or any *advisory affiliate* to have made a false statement or omission, or been dishonest, unfair, or unethical?	☐	☒
(2) ever *found* you or any *advisory affiliate* to have been *involved* in a violation of *investment-related* regulations or statutes?	☒	☐

Your Name Muehler, Steven Joseph
Date ____________
CRD Number ____________
SEC 801- or 802 Number ____________

	Yes	No
(3) ever *found* you or any *advisory affiliate* to have been a cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) in the past ten years, entered an *order* against you or any *advisory affiliate* in connection with an *investment-related* activity?	☐	☒
(5) ever denied, suspended, or revoked your or any *advisory affiliate's* registration or license, or otherwise prevented you or any *advisory affiliate*, by *order*, from associating with an *investment-related* business or restricted your or any *advisory affiliate's* activity?	☐	☒
E. Has any *self-regulatory organization* or commodities exchange ever:		
(1) *found* you or any *advisory affiliate* to have made a false statement or omission?	☐	☒
(2) *found* you or any *advisory affiliate* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the SEC)?	☐	☒
(3) *found* you or any *advisory affiliate* to have been the cause of an *investment-related* business having its authorization to do business denied, suspended, revoked, or restricted?	☐	☒
(4) disciplined you or any *advisory affiliate* by expelling or suspending you or the *advisory affiliate* from membership, barring or suspending you or the *advisory affiliate* from association with other members, or otherwise restricting your or the *advisory affiliate's* activities?	☐	☒
F. Has an authorization to act as an attorney, accountant, or federal contractor granted to you or any *advisory affiliate* ever been revoked or suspended?	☐	☒
G. Are you or any *advisory affiliate* now the subject of any regulatory *proceeding* that could result in a "yes" answer to any part of Item 11.C., 11.D., or 11.E.?	☐	☒

<u>For "yes" answers to the following questions, complete a Civil Judicial Action DRP</u>:

	Yes	No
H. (1) Has any domestic or foreign court:		
(a) in the past ten years, *enjoined* you or any *advisory affiliate* in connection with any *investment-related* activity?	☐	☒
(b) ever *found* that you or any *advisory affiliate* were *involved* in a violation of *investment-related* statutes or regulations?	☐	☒
(c) ever dismissed, pursuant to a settlement agreement, an *investment-related* civil action brought against you or any *advisory affiliate* by a state or *foreign financial regulatory authority*?	☐	☒

(2) Are you or any *advisory affiliate* now the subject of any civil *proceeding* that could result in a "yes" answer to any part of Item 11.H(1)? ☐ ☒

Item 12 Small Businesses

The SEC is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, we need to determine whether you meet the definition of "small business" or "small organization" under rule 0-7.

Answer this Item 12 only if you are registered or registering with the SEC and you indicated in response to Item 5.F.(2)(c) that you have regulatory assets under management of less than $25 million. You are not required to answer this Item 12 if you are filing for initial registration as a state adviser, amending a current state registration, or switching from SEC to state registration.

For purposes of this Item 12 only:

- Total Assets refers to the total assets of a firm, rather than the assets managed on behalf of *clients*. In determining your or another *person's* total assets, you may use the total assets shown on a current balance sheet (but use total assets reported on a consolidated balance sheet with subsidiaries included, if that amount is larger).

- *Control* means the power to direct or cause the direction of the management or policies of a *person*, whether through ownership of securities, by contract, or otherwise. Any *person* that directly or indirectly has the right to vote 25 percent or more of the voting securities, or is entitled to 25 percent or more of the profits, of another *person* is presumed to *control* the other *person*.

	Yes	No
A. Did you have total assets of $5 million or more on the last day of your most recent fiscal year?	☐	☒

If "yes," you do not need to answer Items 12.B. and 12.C.

B. Do you:

	Yes	No
(1) *control* another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *control* another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

C. Are you:

	Yes	No
(1) *controlled* by or under common *control* with another investment adviser that had regulatory assets under management (calculated in response to Item 5.F.(2)(c) of Form ADV) of $25 million or more on the last day of its most recent fiscal year?	☐	☒
(2) *controlled* by or under common *control* with another *person* (other than a natural person) that had total assets of $5 million or more on the last day of its most recent fiscal year?	☐	☒

FORM ADV Schedule A	Your Name Muehler, Steven Joseph Date ______	SEC File No. ______ *CRD* No. ______

Direct Owners and Executive Officers

1. Complete Schedule A only if you are submitting an initial application or report. Schedule A asks for information about your direct owners and executive officers. Use Schedule C to amend this information.

2. Direct Owners and Executive Officers. List below the names of:

   (a) each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, Chief Compliance Officer (Chief Compliance Officer is required if you are registered or applying for registration and cannot be more than one individual), director and any other individuals with similar status or functions;

   (b) if you are organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of your voting securities, unless you are a public reporting company (a company subject to Section 12 or 15(d) of the Exchange Act);

   Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of your voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (c) if you are organized as a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of your capital;

   (d) in the case of a trust that directly owns 5% or more of a class of your voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of your capital, the trust and each trustee; and

   (e) if you are organized as a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 5% or more of your capital, and (ii) if managed by elected managers, all elected managers.

3. Do you have any indirect owners to be reported on Schedule B? ☐ Yes ■ No

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner or executive officer is an individual.

5. Complete the Title or Status column by entering board/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: NA - less than 5%; A - 5% but less than 10%; B - 10% but less than 25%; C - 25% but less than 50%; D - 50% but less than 75%; E - 75% or more

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Title or Status	Date Title or Status Acquired MM	YYYY	Ownership Code	*Control Person*	PR	*CRD* No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.
Muehler, Steven Joseph	DE	CEO	10	2014	E	Yes		501-90-5571 08/11/1975

FORM ADV Schedule B	Your Name Muehler, Steven Joseph Date ______	SEC File No. ______ *CRD* No. ______

Indirect Owners

1. Complete Schedule B only if you are submitting an initial application or report. Schedule B asks for information about your indirect owners; you must first complete Schedule A, which asks for information about your direct owners. Use Schedule C to amend this information.

2. Indirect Owners. With respect to each owner listed on Schedule A (except individual owners), list below:

   (a) in the case of an owner that is a corporation, each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) in the case of an owner that is a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 25% or more of the partnership's capital;

   (c) in the case of an owner that is a trust, the trust and each trustee; and

   (d) in the case of an owner that is a limited liability company ("LLC"), (i) those members that have the right to receive upon dissolution, or have contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, all elected managers.

3. Continue up the chain of ownership listing all 25% owners at each level. Once a public reporting company (a company subject to Sections 12 or 15(d) of the Exchange Act) is reached, no further ownership information need be given.

4. In the DE/FE/I column below, enter "DE" if the owner is a domestic entity, "FE" if the owner is an entity incorporated or domiciled in a foreign country, or "I" if the owner is an individual.

5. Complete the Status column by entering the owner's status as partner, trustee, elected manager, shareholder, or member; and for shareholders or members, the class of securities owned (if more than one is issued).

6. Ownership codes are: C - 25% but less than 50% D - 50% but less than 75% E - 75% or more F - Other (general partner, trustee, or elected manager)

7. (a) In the *Control Person* column, enter "Yes" if the *person* has *control* as defined in the Glossary of Terms to Form ADV, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.
   (b) In the PR column, enter "PR" if the owner is a public reporting company under Sections 12 or 15(d) of the Exchange Act.
   (c) Complete each column.

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Entity in Which Interest is Owned	Status	Date Status Acquired MM	YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule C	Your Name____________________ Date____________________	SEC File No.____________________ *CRD* No.____________________

Amendments to Schedules A and B

1. Use Schedule C only to amend information requested on either Schedule A or Schedule B. Refer to Schedule A and Schedule B for specific instructions for completing this Schedule C. Complete each column.

2. In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. Ownership codes are:
   - NA - less than 5%
   - A - 5% but less than 10%
   - B - 10% but less than 25%
   - C - 25% but less than 50%
   - D - 50% but less than 75%
   - E - 75% or more
   - G - Other (general partner, trustee, or elected member)

4. List below all changes to Schedule A (Direct Owners and Executive Officers):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

5. List below all changes to Schedule B (Indirect Owners):

FULL LEGAL NAME (Individuals: Last Name, First Name, Middle Name)	DE/FE/I	Type of Amendment	Title or Status	Date Title or Status Acquired MM/YYYY	Ownership Code	Control Person	PR	CRD No. If None: S.S. No. and Date of Birth, IRS Tax No. or Employer ID No.

FORM ADV Schedule D Page 1 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.B. Other Business Names

List your other business names and the jurisdictions in which you use them. You must complete a separate Schedule D Section 1.B. for each business name.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name ____ Jurisdictions ____

SECTION 1.F. Other Offices

Complete the following information for each office, other than your *principal office and place of business*, at which you conduct investment advisory business. You must complete a separate Schedule D Section 1.F. for each location. If you are applying for SEC registration, if you are registered only with the SEC, or if you are an *exempt reporting adviser*, list only the largest five offices (in terms of numbers of *employees*).

Check only one box: ☒ Add ☐ Delete

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☒

213 407-4386
(area code) (telephone number)

213
(area code) (facsimile number)

SECTION 1.I. Website Addresses

List your website addresses. You must complete a separate Schedule D Section 1.I. for each website address.

Check only one box: ☒ Add ☐ Delete

Website Address: www.AlternativeSecurtiesMarket.com / www.AlternativeSecuritiesMarketsGroup.com / www.SteveMuehler.com

SECTION 1.L. Location of Books and Records

Complete the following information for each location at which you keep your books and records, other than your *principal office and place of business*. You must complete a separate Schedule D Section 1.L. for each location.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of entity where books and records are kept: Alternative Securities Markets Grou Corporation

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey, California 90210
(city) (state/country) (zip+4/postal code)

If this address is a private residence, check this box: ☐

213 407-4386
(area code) (telephone number)

(area code) (facsimile number)

This is (check one):
☒ one of your branch offices or affiliates.
☐ a third-party unaffiliated recordkeeper.
☐ other.

Briefly describe the books and records kept at this location. ____

Your Name Muehler, Steven Joseph
Date ____________
CRD Number ____________
SEC 801- or 802 Number ____________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 1.M. Registration with *Foreign Financial Regulatory Authorities*

List the name and country, in English, of each *foreign financial regulatory authority* with which you are registered. You must complete a separate Schedule D Section 1.M. for each *foreign financial regulatory authority* with whom you are registered.

Check only one box: ☒ Add ☐ Delete

Name of *Foreign Financial Regulatory Authority* ____________
Name of Country ____________

SECTION 2.A.(8) Related Adviser

If you are relying on the exemption in rule 203A-2(b) from the prohibition on registration because you *control*, are *controlled* by, or are under common *control* with an investment adviser that is registered with the SEC and your *principal office and place of business* is the same as that of the registered adviser, provide the following information:

Name of Registered Investment Adviser ____________
CRD Number of Registered Investment Adviser ____________
SEC Number of Registered Investment Adviser 801-____________

SECTION 2.A.(9) Newly Formed Adviser

If you are relying on rule 203A-2(c), the newly formed adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations. You must make both of these representations:

- ☒ I am not registered or required to be registered with the SEC or a *state securities authority* and I have a reasonable expectation that I will be eligible to register with the SEC within 120 days after the date my registration with the SEC becomes effective.
- ☐ I undertake to withdraw from SEC registration if, on the 120th day after my registration with the SEC becomes effective, I would be prohibited by Section 203A(a) of the Advisers Act from registering with the SEC.

SECTION 2.A.(10) Multi-State Adviser

If you are relying on rule 203A-2(d), the multi-state adviser exemption from the prohibition on registration, you are required to make certain representations about your eligibility for SEC registration. By checking the appropriate boxes, you will be deemed to have made the required representations.

If you are applying for registration as an investment adviser with the SEC, you must make both of these representations:

- ☐ I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of 15 or more states to register as an investment adviser with the *state securities authorities* in those states.
- ☐ I undertake to withdraw from SEC registration if I file an amendment to this registration indicating that I would be required by the laws of fewer than 15 states to register as an investment adviser with the *state securities authorities* of those states.

If you are submitting your *annual updating amendment*, you must make this representation:

- ☐ Within 90 days prior to the date of filing this amendment, I have reviewed the applicable state and federal laws and have concluded that I am required by the laws of at least 15 states to register as an investment adviser with the *state securities authorities* in those states.

FORM ADV Schedule D Page 3 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 2.A.(12) SEC Exemptive *Order*

If you are relying upon an SEC *order* exempting you from the prohibition on registration, provide the following information:

Application Number: 803-____ Date of *order*: ____ (mm/dd/yyyy)

SECTION 2.B. *Private Fund* Assets

If you check Item 2.B.(2) or (3), what is the amount of the *private fund* assets that you manage? 0.00.

NOTE: "*Private fund* assets" has the same meaning here as it has under rule 203(m)-1. If you are an investment adviser with its *principal office and place of business* outside of the United States only include *private fund* assets that you manage at a place of business in the United States.

SECTION 4 Successions

Complete the following information if you are succeeding to the business of a currently registered investment adviser. If you acquired more than one firm in the succession you are reporting on this Form ADV, you must complete a separate Schedule D Section 4 for each acquired firm. See Part 1A Instruction 4.

Name of Acquired Firm ____

Acquired Firm's SEC File No. (if any) 801-____ Acquired Firm's *CRD* Number (if any) ____

SECTION 5.G.(3) Advisers to Registered Investment Companies and Business Development Companies

If you check Item 5.G (3), what is the SEC file number (811 or 814 number) of each of the registered investment companies and business development companies to which you act as an adviser pursuant to an advisory contract? You must complete a separate Schedule D Section 5.G.(3) for each registered investment company and business development company to which you act as an adviser.

Check only one box: ☒ Add ☐ Delete

SEC File Number 811- or 814-____

SECTION 5.I.(2) *Wrap Fee Programs*

If you are a portfolio manager for one or more *wrap fee programs*, list the name of each program and its *sponsor*. You must complete a separate Schedule D Section 5.I.(2) for each *wrap fee program* for which you are a portfolio manager.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Name of *Wrap Fee Program* ____

Name of *Sponsor* ____

Your Name Muehler, Steven Joseph
Date __________
CRD Number __________
SEC 801- or 802 Number __________

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

SECTION 6.A. Names of Your Other Businesses

If you are actively engaged in other business using a different name, provide that name and the other line(s) of business.

☐ Add ☐ Delete ☐ Amend

Other Business Name: __________

Other line(s) of business in which you engage using this name: (check all that apply)

- ☐ (1) broker-dealer (registered or unregistered)
- ☐ (2) registered representative of a broker-dealer
- ☐ (3) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
- ☐ (4) futures commission merchant
- ☐ (5) real estate broker, dealer, or agent
- ☐ (6) insurance broker or agent
- ☐ (7) bank (including a separately identifiable department or division of a bank)
- ☐ (8) trust company
- ☐ (9) registered municipal advisor
- ☐ (10) registered security-based swap dealer
- ☐ (11) major security-based swap participant
- ☐ (12) accountant or accounting firm
- ☐ (13) lawyer or law firm
- ☐ (14) other financial product salesperson (specify): __________

SECTION 6.B.(2) Description of Primary Business

Describe your primary business (not your investment advisory business):
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 6.B.(3) Description of Other Products and Services

Describe other products or services you sell to your client. You may omit products and services that you listed in Section 6.B.2. above.
See Attachment

If you engage in that business under a different name, provide that name:

SECTION 7.A. Financial Industry Affiliations

Complete a separate Schedule D Section 7.A. for each *related person* listed in Item 7.A.

Check only one box: ☒ Add ☐ Delete ☐ Amend

FORM ADV Schedule D Page 5 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

1. Legal Name of *Related Person*: ____
2. Primary Business Name of *Related Person*: ____
3. *Related Person*'s SEC File Number (if any) (*e.g.*, 801-, 8-, 866-, 802-) ____
4. *Related Person's CRD* Number (if any): ____
5. *Related Person* is: (check all that apply)

   - ☐ (a) broker-dealer, municipal securities dealer, or government securities broker or dealer
   - ☐ (b) other investment adviser (including financial planners)
   - ☐ (c) registered municipal advisor
   - ☐ (d) registered security-based swap dealer
   - ☐ (e) major security-based swap participant
   - ☐ (f) commodity pool operator or commodity trading advisor (whether registered or exempt from registration)
   - ☐ (g) futures commission merchant
   - ☐ (h) banking or thrift institution
   - ☐ (i) trust company
   - ☐ (j) accountant or accounting firm
   - ☐ (k) lawyer or law firm
   - ☐ (l) insurance company or agency
   - ☐ (m) pension consultant
   - ☐ (n) real estate broker or dealer
   - ☐ (o) sponsor or syndicator of limited partnerships (or equivalent), excluding pooled investment vehicles
   - ☐ (p) sponsor, general partner, managing member (or equivalent) of pooled investment vehicles

6. Do you *control* or are you *controlled* by the *related person*? ☐ Yes ☐ No
7. Are you and the *related person* under common *control*? ☐ Yes ☐ No
8. (a) Does the *related person* act as a qualified custodian for your *clients* in connection with advisory services you provide to *clients*? ☐ Yes ☐ No

   (b) If you are registering or registered with the SEC and you have answered "yes" to question 8.(a) above, have you overcome the presumption that you are not operationally independent (pursuant to rule 206(4)-(2)(d)(5)) from the *related person* and thus are not required to obtain a surprise examination for your *clients'* funds or securities that are maintained at the *related person*?

   ☐ Yes ☐ No

   (c) If you have answered "yes" to question 8.(a) above, provide the location of the *related person*'s office responsible for *custody* of your *clients'* assets:

   ____
   (number and street)

   ____
   (city) (state/country) (zip+4/postal code)

9. (a) If the *related person* is an investment adviser, is it exempt from registration? ☐ Yes ☐ No

   (b) If the answer is yes, under what exemption? ____

10. (a) Is the *related person* registered with a *foreign financial regulatory authority?* ☐ Yes ☐ No

    (b) If the answer is yes, list the name and country, in English, of each *foreign financial regulatory authority* with which the *related person* is registered. ____

11. Do you and the *related person* share any *supervised persons*? ☐ Yes ☐ No

FORM ADV Schedule D Page 6 of 13	Your Name Muehler, Steven Joseph Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

12. Do you and the *related person* share the same physical location? ☐ Yes ☐ No

---

SECTION 7.B.(1) *Private Fund* Reporting

Check only one box: ☒ Add ☐ Delete ☐ Amend

A. PRIVATE FUND

Information About the *Private Fund*

1. (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

2. Under the laws of what state or country is the *private fund* organized: Califronia

3. Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   Mr. Steven Joseph Muehler

4. The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

5. List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ______ Name of Country ______

6. (a) Is this a "master fund" in a master-feeder arrangement? ☐ Yes ☒ No

   (b) If yes, what is the name and *private fund* identification number (if any) of the feeder funds investing in this *private fund*?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

   (c) Is this a "feeder fund" in a master-feeder arrangement? ☐ Yes ☐ No

   (d) If yes, what is the name and *private fund* identification number (if any) of the master fund in which this *private fund* invests?

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ______ ______

NOTE: You must complete question 6 for each master-feeder arrangement regardless of whether you are filing a single Schedule D, Section 7.B.(1) for the master-feeder arrangement or reporting on the funds separately.

FORM ADV Schedule D Page 7 of 13	Your Name Muehler, Steven Joseph Date ____	*CRD* Number ____ SEC 801- or 802 Number ____

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

7. If you are filing a single Schedule D, Section 7.B.(1) for a master-feeder arrangement according to the instructions to this Section 7.B.(1), for each of the feeder funds answer the following questions:

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   (a) Name of the *private fund*: See Attached

   (b) *Private fund* identification number: See Attached

   (c) Under the laws of what state or country is the *private fund* organized: Califronia

   (d) Name(s) of General Partner, Manager, Trustee, or Directors (or persons serving in a similar capacity):

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   ____

   (e) The *private fund* (check all that apply; you must check at least one):

   ☐ (1) qualifies for the exclusion from the definition of investment company under section 3(c)(1) of the Investment Company Act of 1940

   ☐ (2) qualifies for the exclusion from the definition of investment company under section 3(c)(7) of the Investment Company Act of 1940

   (f) List the name and country, in English, of each *foreign financial regulatory authority* with which the *private fund* is registered.

   Check only one box: ☒ Add ☐ Delete ☐ Amend

   English Name of *Foreign Financial Regulatory Authority* ____ Name of Country ____

   NOTE: For purposes of questions 6 and 7, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

8. (a) Is this *private fund* a "fund of funds"? ☒ Yes ☐ No

   (b) If yes, does the *private fund* invest in funds managed by you or by a *related person?* ☒ Yes ☐ No

   NOTE: For purposes of this question only, answer "yes" if the fund invests 10 percent or more of its total assets in other pooled investment vehicles, whether or not they are also *private funds*, or registered investment companies.

9. During your last fiscal year, did the *private fund* invest in securities issued by investment companies registered under the Investment Company Act of 1940 (other than "money market funds," to the extent provided in Instruction 6.e.)? ☐ Yes ☒ No

10. What type of fund is the *private fund*?

    ☐ hedge fund ☐ liquidity fund ☐ private equity fund ☒ real estate fund ☒ securitized asset fund ☒ venture capital fund

    ☐ Other *private fund*: ____

    NOTE: For funds of funds, refer to the funds in which the *private fund* invests. For definitions of these fund types, please see Instruction 6 of the Instructions to Part 1A.

11. Current gross asset value of the *private fund*: $0.00

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Ownership

12. Minimum investment commitment required of an investor in the *private fund*: $1,000

    NOTE: Report the amount routinely required of investors who are not your *related persons* (even if different from the amount set forth in the organizational documents of the fund).

13. Approximate number of the *private fund*'s beneficial owners: 1

14. What is the approximate percentage of the *private fund* beneficially owned by you and your *related persons*:

    100 %

15. What is the approximate percentage of the *private fund* beneficially owned (in the aggregate) by funds of funds:

    0 %

16. What is the approximate percentage of the *private fund* beneficially owned by *non-United States persons*:

    0 %

Your Advisory Services

17. (a) Are you a subadviser to this *private fund*? ■ Yes ■ No

    (b) If the answer to question 17(a) is "yes," provide the name and SEC file number, if any, of the adviser of the *private fund*. If the answer to question 17(a) is "no," leave this question blank. ____

18. (a) Do any other investment advisers advise the *private fund*? ☐ Yes ■ No

    (b) If the answer to question 18(a) is "yes," provide the name and SEC file number, if any, of the other advisers to the *private fund*. If the answer to question 18(a) is "no," leave this question blank.

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    ____ ____

19. Are your *clients* solicited to invest in the *private fund*? ■ Yes ☐ No

20. Approximately what percentage of your *clients* has invested in the *private fund*? 0 %

Private Offering

21. Does the *private fund* rely on an exemption from registration of its securities under Regulation D of the Securities Act of 1933?
    ■ Yes ☐ No

22. If yes, provide the *private fund*'s Form D file number (if any):

    Check only one box: ☒ Add ☐ Delete ☐ Amend

    021-See Attached

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

B. SERVICE PROVIDERS

☒ Check this box if you are filing this Form ADV through the IARD system and want the IARD system to create a new Schedule D, Section 7.B.(1) with the same service provider information you have given here in Questions 23 - 28 for a new *private fund* for which you are required to complete Section 7.B.(1) If you check the box, the system will pre-fill those fields for you, but you will be able to manually edit the information after it is pre-filled and before you submit your filing.

Auditors

23. (a) (1) Are the *private fund*'s financial statements subject to an annual audit? ■ Yes ☐ No

(2) Are the financial statements prepared in accordance with U.S. GAAP? ■ Yes ☐ No

If the answer to 23(a)(1) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one auditing firm, you must complete questions (b) through (f) separately for each auditing firm.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the auditing firm: TBD

(c) The location of the auditing firm's office responsible for the *private fund's* audit (city, state and country): TBD

(d) Is the auditing firm an *independent public accountant*? ■ Yes ☐ No

(e) Is the auditing firm registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(f) If "yes" to (e) above, is the auditing firm subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(g) Are the *private fund*'s audited financial statements distributed to the *private fund*'s investors? ■ Yes ☐ No

(h) Does the report prepared by the auditing firm contain an unqualified opinion? ☐ Yes ☐ No ■ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the report is available.

Prime Broker

24. (a) Does the *private fund* use one or more prime brokers? ☐ Yes ■ No

If the answer to 24(a) is "yes," respond to questions (b) through (e) below for each prime broker the *private fund* uses. If the *private fund* uses more than one prime broker, you must complete questions (b) through (e) separately for each prime broker.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of the prime broker: ______

(c) If the prime broker is registered with the SEC, its registration number: 8-______

(d) Location of prime broker's office used principally by the *private fund* (city, state and country):

______

(e) Does this prime broker act as custodian for some or all of the *private fund*'s assets? ☐ Yes ☐ No

Custodian

25. (a) Does the *private fund* use any custodians (including the prime brokers listed above) to hold some or all of its assets? ☐ Yes ■ No

If the answer to 25(a) is "yes," respond to questions (b) through (f) below for each custodian the *private fund* uses. If the *private fund* uses more than one custodian, you must complete questions (b) through (f) separately for each custodian.

FORM ADV Schedule D Page 10 of 13	Your Name Muehler, Steven Joseph Date ______	*CRD* Number ______ SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Legal name of custodian: ______

(c) Primary business name of custodian: ______

(d) The location of the custodian's office responsible for *custody* of the *private fund*'s assets (city, state and country): ______

(e) Is the custodian a *related person* of your firm? ☐ Yes ☐ No

(f) If the custodian is a broker-dealer, provide its SEC registration number (if any) 8-______

Administrator

26. (a) Does the *private fund* use an administrator other than your firm? ☐ Yes ☒ No

If the answer to 26(a) is "yes," respond to questions (b) through (f) below. If the *private fund* uses more than one administrator, you must complete questions (b) through (f) separately for each administrator.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(b) Name of administrator: ______

(c) Location of administrator (city, state and country): ______

(d) Is the administrator a *related person* of your firm? ☐ Yes ☐ No

(e) Does the administrator prepare and send investor account statements to the *private fund*'s investors?

☐ Yes (provided to all investors) ☐ Some (provided to some but not all investors) ☐ No (provided to no investors)

(f) If the answer to 26(e) is "no" or "some," who sends the investor account statements to the (rest of the) *private fund*'s investors? If investor account statements are not sent to the (rest of the) private fund's investors, respond "not applicable."

______.

27. During your last fiscal year, what percentage of the *private fund*'s assets (by value) was valued by a *person*, such as an administrator, that is not your *related person*?

______%

Include only those assets where (i) such person carried out the valuation procedure established for that asset, if any, including obtaining any relevant quotes, and (ii) the valuation used for purposes of investor subscriptions, redemptions or distributions, and fee calculations (including allocations) was the valuation determined by such person.

Marketers

28. (a) Does the *private fund* use the services of someone other than you or your *employees* for marketing purposes? ☐ Yes ☒ No

You must answer "yes" whether the person acts as a placement agent, consultant, finder, introducer, municipal advisor or other solicitor, or similar person. If the answer to 28(a) is "yes", respond to questions (b) through (g) below for each such marketer the *private fund* uses. If the *private fund* uses more than one marketer, you must complete questions (b) through (g) separately for each marketer.

Check only one box: ☒ Add ☐ Delete ☐ Amend

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(b) Is the marketer a *related person* of your firm? ☐ Yes ☐ No

(c) Name of the marketer: ____

(d) If the marketer is registered with the SEC, its file number (*e.g.*, 801-, 8-, or 866-): ____ and *CRD* Number (if any) ____

(e) Location of the marketer's office used principally by the *private fund* (city, state and country): ____

(f) Does the marketer market the *private fund* through one or more websites? ☐ Yes ☐ No

(g) If the answer to 28(f) is "yes," list the website address(es): ____

SECTION 7.B.(2) *Private Fund* Reporting

(1) Name of the *private fund* See Attached

(2) *Private fund* identification number See Attached

(3) Name and SEC File number of adviser that provides information about this *private fund* in Section 7.B.(1) of Schedule D of its Form ADV filing ____, 801-____ or 802-____

(4) Are your *clients* solicited to invest in this *private fund*? ■ Yes ☐ No

In answering this question, disregard feeder funds' investment in a master fund. For purposes of this question, in a master-feeder arrangement, one or more funds ("feeder funds") invest all or substantially all of their assets in a single fund ("master fund"). A fund would also be a "feeder fund" investing in a "master fund" for purposes of this question if it issued multiple classes (or series) of shares or interests, and each class (or series) invests substantially all of its assets in a single master fund.

SECTION 9.C. *Independent Public Accountant*

You must complete the following information for each *independent public accountant* engaged to perform a surprise examination, perform an audit of a pooled investment vehicle that you manage, or prepare an internal control report. You must complete a separate Schedule D Section 9.C. for each *independent public accountant*.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Name of the *independent public accountant*: TVD

(2) The location of the *independent public accountant*'s office responsible for the services provided:

4050 Glencoe Avenue, Unit 210
(number and street)

Marina Del Rey	California	90292
(city)	(state/country)	(zip+4/postal code)

(3) Is the *independent public accountant* registered with the Public Company Accounting Oversight Board? ■ Yes ☐ No

(4) If yes to (3) above, is the *independent public accountant* subject to regular inspection by the Public Company Accounting Oversight Board in accordance with its rules? ■ Yes ☐ No

(5) The *independent public accountant* is engaged to:

Your Name Muehler, Steven Joseph
Date ______

CRD Number ______
SEC 801- or 802 Number ______

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

A. ☒ audit a pooled investment vehicle
B. ☐ perform a surprise examination of *clients'* assets
C. ☒ prepare an internal control report

(6) Does any report prepared by the *independent public accountant* that audited the pooled investment vehicle or that examined internal controls contain an unqualified opinion? ☐ Yes ☐ No ☒ Report Not Yet Received

If you check "Report Not Yet Received," you must promptly file an amendment to your Form ADV to update your response when the accountant's report is available.

SECTION 10.A. *Control Persons*

You must complete a separate Schedule D Section 10.A. for each *control person* not named in Item 1.A. or Schedules A, B, or C that directly or indirectly *controls* your management or policies.

Check only one box: ☒ Add ☐ Delete ☐ Amend

(1) Firm or Organization Name

______

(2) *CRD* Number (if any) ______ Effective Date ______ (mm/dd/yyyy) Termination Date ______ (mm/dd/yyyy)

(3) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(4) Individual Name (if applicable) (Last, First, Middle)

______

(5) *CRD* Number (if any) ______ Effective Date ______ (mm/dd/yyyy) Termination Date ______ (mm/dd/yyyy)

(6) Business Address:
4050 Glencoe Avenue, Unit 210
(number and street)
Marina Del Rey (city) California (state/country) 90292 (zip+4/postal code)
If this address is a private residence, check this box: ☐

(7) Briefly describe the nature of the *control*:

______

SECTION 10.B. *Control Person* Public Reporting Companies

If any person named in Schedules A, B, or C, or in Section 10 A. of Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934 , please provide the following information (you must complete a separate Schedule D Section 10.B. for each public reporting company):

Certain items in Part 1A of Form ADV require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an ☒ INITIAL or ☐ AMENDED Schedule D

(1) Full legal name of the public reporting company: ______

(2) The public reporting company's CIK number (Central Index Key number that the SEC assigns to each reporting company): ______

Miscellaneous

You may use the space below to explain a response to an Item or to provide any other information.

See Attachments

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.A. or 11.B. of Form ADV.

Check item(s) being responded to: ☐ 11.A(1) ☐ 11.A(2) ☐ 11.B(1) ☐ 11.B(2)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

Multiple counts of the same charge arising out of the same event(s) should be reported on the same DRP. Unrelated criminal actions, including separate cases arising out of the same event, must be reported on separate DRPs. Use this DRP to report all charges arising out of the same event. One event may result in more than one affirmative answer to the items listed above.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐a firm ☐an individual Registered: ☐Yes ☐No
Name (For individuals, Last, First, Middle)	

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. If charge(s) were brought against an organization over which you or an *advisory affiliate* exercise(d) *control*: Enter organization name, whether or not the organization was an *investment-related* business and your or the *advisory affiliate's* position, title, or relationship.

____

2. Formal Charge(s) were brought in: (include name of Federal, Military, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case number).

____

3. Event Disclosure Detail (Use this for both organizational and individual charges.)

   A. Date First *Charged* (MM/DD/YYYY): ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________

   B. Event Disclosure Detail (include Charge(s)/Charge Description(s), and for each charge provide: (1) number of counts, (2) *felony* or *misdemeanor*, (3) plea for each charge, and (4) product type if charge is *investment-related*).

____
____
____

   C. Did any of the Charge(s) within the Event involve a *felony*? ☐ Yes ☐ No

   D. Current status of the Event? ☐ Pending ☐ On Appeal ☐ Final

   E. Event Status Date (complete unless status is Pending) (MM/DD/YYYY):

   ☐ Exact ☐ Explanation

   If not exact, provide explanation: ______________________

4. Disposition Disclosure Detail: Include for each charge (a) Disposition Type (e.g., convicted, acquitted, dismissed, pretrial, etc.), (b) Date, (c) Sentence/Penalty, (d) Duration (if sentence-suspension, probation, etc.), (e) Start Date of Penalty, (f) Penalty/Fine Amount, and (g) Date Paid.

____
____
____
____
____
____

(continued)

CRIMINAL DISCLOSURE REPORTING PAGE (ADV)
(continuation)

5. Provide a brief summary of circumstances leading to the charge(s) as well as the disposition. Include the relevant dates when the conduct which was the subject of the charge(s) occurred. (Your response must fit within the space provided.)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Items 11.C., 11.D., 11.E., 11.F. or 11.G. of Form ADV.

Check item(s) being responded to:

☐ 11.C(1) ☐ 11.C(2) ☐ 11.C(3) ☐ 11.C(4) ☐ 11.C(5)
☐ 11.D(1) ☐ 11.D(2) ☐ 11.D(3) ☐ 11.D(4) ☐ 11.D(5)
☐ 11.E(1) ☐ 11.E(2) ☐ 11.E(3) ☐ 11.E(4)
☐ 11.F. ☐ 11.G.

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Items 11.C., 11.D., 11.E., 11.F. or 11.G. Use only one DRP to report details related to the same event. If an event gives rise to actions by more than one regulator, provide details for each action on a separate DRP.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
- ☒ You (the advisory firm)
- ☐ You and one or more of your *advisory affiliates*
- ☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number	This *advisory affiliate* is ☐ a firm ☐ an individual Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or *advisory affiliate's* favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.D(4), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

____

____

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.

☐ Yes ☒ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

(continuation)

PART II

1. Regulatory Action initiated by:
   ☐ SEC ☐ Other Federal ☒ State ☐ *SRO* ☐ Foreign

(Full name of regulator, *foreign financial regulatory authority*, federal, state or *SRO*)

See Attachments

2. Principal Sanction (check appropriate item):

☐ Civil and Administrative Penalty(ies)/Fine(s)
☐ Bar
☒ Cease and Desist
☐ Censure
☐ Denial
☐ Disgorgement
☐ Expulsion
☐ Injunction
☐ Prohibition
☐ Reprimand
☐ Restitution
☐ Revocation
☐ Suspension
☐ Undertaking
☐ Other Private Placement

Other Sanctions:

3. Date Initiated (MM/DD/YYYY): 08/25/2010 ☒ Exact ☐ Explanation

If not exact, provide explanation:

4. Docket/Case Number:

See Attached

5. *Advisory Affiliate* Employing Firm when activity occurred which led to the regulatory action (if applicable):

See Attached

6. Principal Product Type (check appropriate item):

☐ Annuity(ies) - Fixed
☐ Annuity(ies) - Variable
☐ CD(s)
☐ Commodity Option(s)
☐ Debt - Asset Backed
☐ Debt - Corporate
☐ Debt - Government
☐ Debt - Municipal
☐ Derivative(s)
☐ Direct Investment(s) - DPP & LP Interest(s)
☐ Equity - OTC
☐ Equity Listed (Common & Preferred Stock)
☐ Futures - Commodity
☐ Futures - Financial
☐ Index Option(s)
☐ Insurance
☐ Investment Contract(s)
☐ Money Market Fund(s)
☐ Mutual Fund(s)
☐ No Product
☐ Options
☐ Penny Stock(s)
☐ Unit Investment Trust(s)
☒ Other Private Placement

Other Product Types:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this regulatory action (your response must fit within the space provided):

One instance of an unsolicited email being sent for a Regulation D Offering. The Offering(s) was / were terminated with no shares ever being sold. Companies were terminated.

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, regulatory action appealed to (SEC, *SRO*, Federal or State Court) and Date Appeal Filed:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 13 only.

10. How was matter resolved (check appropriate item):

☒ Acceptance, Waiver & Consent (AWC)
☐ Consent
☐ Decision
☐ Decision & *Order* of Offer of Settlement
☐ Dismissed
☐ *Order*
☐ Settled
☐ Stipulation and Consent
☐ Vacated
☐ Withdrawn
☐ Other Private Placement

11. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

12. Resolution Detail:

A. Were any of the following Sanctions *Ordered* (check all appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions *Ordered*:

None

Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

(continued)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (ADV)

(continuation)

13. Provide a brief summary of details related to the action status and (or) disposition and include relevant terms, conditions and dates (your response must fit within the space provided).

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page (DRP ADV) is an ☐ INITIAL ***OR*** ☐ AMENDED response used to report details for affirmative responses to Item 11.H. of Part 1A and Item 2.F. of Part 1B of Form ADV.

Check Part 1A item(s) being responded to: ☐ 11.H(1)(a) ☐ 11.H(1)(b) ☐ 11.H(1)(c) ☐ 11.H(2)
Check Part 1B item(s) being responded to: ☐ 2.F(1) ☐ 2.F(2) ☐ 2.F(3) ☐ 2.F(4) ☐ 2.F(5)

Use a separate DRP for each event or *proceeding*. The same event or *proceeding* may be reported for more than one *person* or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item 11.H. of Part 1A or Item 2.F. of Part 1B. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

PART I

A. The *person(s)* or entity(ies) for whom this DRP is being filed is (are):
☑ You (the advisory firm)
☐ You and one or more of your *advisory affiliates*
☐ One or more of your *advisory affiliates*

If this DRP is being filed for an *advisory affiliate*, give the full name of the *advisory affiliate* below (for individuals, Last name, First name, Middle name).

If the *advisory affiliate* has a *CRD* number, provide that number. If not, indicate "non-registered" by checking the appropriate box.

Your Name Muehler, Steven Joseph	Your *CRD* Number non-registered

ADV DRP - *ADVISORY AFFILIATE*

CRD Number

This *advisory affiliate* is ☐ a firm ☐ an individual
Registered: ☐ Yes ☐ No

Name (For individuals, Last, First, Middle)

☐ This DRP should be removed from the ADV record because the *advisory affiliate(s)* is no longer associated with the adviser.

☐ This DRP should be removed from the ADV record because: (1) the event or *proceeding* occurred more than ten years ago or (2) the adviser is registered or applying for registration with the SEC and the event was resolved in the adviser's or advisory affiliate's favor.

If you are registered or registering with a *state securities authority*, you may remove a DRP for an event you reported only in response to Item 11.H.(1)(a), and only if that event occurred more than ten years ago. If you are registered or registering with the SEC, you may remove a DRP for any event listed in Item 11 that occurred more than ten years ago.

☐ This DRP should be removed from the ADV record because it was filed in error, such as due to a clerical or data-entry mistake. Explain the circumstances:

B. If the *advisory affiliate* is registered through the IARD system or *CRD* system, has the *advisory affiliate* submitted a DRP (with Form ADV, BD or U-4) to the IARD or *CRD* for the event? If the answer is "Yes," no other information on this DRP must be provided.
☐ Yes ☐ No

NOTE: The completion of this form does not relieve the *advisory affiliate* of its obligation to update its IARD or *CRD* records.

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

PART II

1. Court Action initiated by: (Name of regulator, *foreign financial regulatory authority, SRO*, commodities exchange, agency, firm, private plaintiff, etc.)

____

2. Principal Relief Sought (check appropriate item):

☐Cease and Desist ☐Disgorgement ☐Money Damages (Private/Civil Complaint) ☐Restraining Order
☐Civil Penalty(ies)/Fine(s) ☐Injunction ☐Restitution ☐Other Private Placement

Other Relief Sought:

____

____

3. Filing Date of Court Action (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation: ____

4. Principal Product Type (check appropriate item):

☐Annuity(ies) - Fixed
☐Annuity(ies) - Variable
☐CD(s)
☐Commodity Option(s)
☐Debt - Asset Backed
☐Debt - Corporate
☐Debt - Government
☐Debt - Municipal
☐Derivative(s)
☐Direct Investment(s) - DPP & LP Interest(s)
☐Equity - OTC
☐Equity Listed (Common & Preferred Stock)
☐Futures - Commodity
☐Futures - Financial
☐Index Option(s)
☐Insurance
☐Investment Contract(s)
☐Money Market Fund(s)
☐Mutual Fund(s)
☐No Product
☐Options
☐Penny Stock(s)
☐Unit Investment Trust(s)
☐Other Private Placement

Other Product Types:

____

5. Formal Action was brought in (include name of Federal, State or Foreign Court, Location of Court - City or County and State or Country, Docket/Case Number):

____

6. *Advisory Affiliate* Employing Firm when activity occurred which led to the civil judicial action (if applicable):

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

7. Describe the allegations related to this civil action (your response must fit within the space provided):

8. Current status? ☐ Pending ☐ On Appeal ☒ Final

9. If on appeal, action appealed to (provide name of court) and Date Appeal Filed (MM/DD/YYYY):

10. If pending, date notice/process was served (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11. How was matter resolved (check appropriate item):

☐ Consent ☐ Judgment Rendered ☐ Settled
☐ Dismissed ☐ Opinion ☐ Withdrawn ☐ Other ____________

12. Resolution Date (MM/DD/YYYY): ☐ Exact ☐ Explanation

If not exact, provide explanation:

13. Resolution Detail:

A. Were any of the following Sanctions Ordered or Relief Granted (check appropriate items)?

☐ Monetary/Fine ☐ Revocation/Expulsion/Denial ☐ Disgorgement/Restitution

Amount: $ ☐ Censure ☐ Cease and Desist/Injunction ☐ Bar ☐ Suspension

B. Other Sanctions:

(continued)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (ADV)
(continuation)

C. Sanction detail: if suspended, *enjoined* or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification by exam/retraining was a condition of the sanction, provide length of time given to requalify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against you or an *advisory affiliate*, date paid and if any portion of penalty was waived:

14. Provide a brief summary of circumstances related to the action(s), allegation(s), disposition(s) and/or finding(s) disclosed above (your response must fit within the space provided).

Part 2A: The Brochure: This brochure discloses information about the qualifications and business practices of "Alternative Securities Markets Group Corporation", for the benefit of its clients and prospective clients. Please note that the terms "Registered Investment Adviser" or "Registered" do not imply a certain level of skill or training. If the Adviser uses a wrap fee program, it is found in Appendix #1. If you have any questions about the contents of this brochure, please contact us at the contacts given below. **Part 2B: The Brochure Supplement** discloses information about persons providing advice.

2A: ITEM 1: COVER PAGE FOR:

ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION
4640 ADMIRALITY WAY
MARINA DEL REY, CALIFORNIA 90292

TELEPHONE: (213) 407-4386
EMAIL: LEGAL@ALTERNATIVESECURITIESMARKET.COM
WEBSITE: http://www.ASMGCorp.com

Please note that this Brochure has not been approved by the Securities & Exchange Commission or by any State Securities Authority. This firm plans to register with the United States Securities & Exchange Commission within 120 days of the date of the document, and notice will be filed in one or more States; **REGISTRATION DOES NOT MEAN APPROVAL OR VERIFICATION BY THOSE REGULATORS.** More information about the firm will be available at Investment Adviser Public Disclosure: www.adviserinfo.sec.gov.

2A: Brochure: Item 2: Material Changes: If we amend this disclosure brochure, we are to send you either a new copy of the brochure or at least this Item 2 describing the changes made so you can decide if you want us to send you a complete, new copy. A summary of material change is:

____ Attached as an exhibit to, or
__X_ Included here as part of this updated brochure (initial filing)

The changes made are:

- NONE: This is our initial filing

2A: Brochure: Item 3: Table of Contents: Information that Investment Advisers must provide to prospective clients and to existing clients annually: 18 disclosure items that describe this firm's advisory business, and (if applicable) Appendix 1 with disclosures required for a "wrap fee" program brochure (a specialized brochure).

2A: Brochure: Items 4-18:

Item 4. This Advisory Firm's Business:

4.A: Alternative Securities Markets Group Corporation is a California Stock Corporation that is registered as an Investment Advisory Firm. Alternative Securities Markets Group Corporation (or "the Firm" or "the Adviser") is currently registering in the States of:

- California
- New York
- Florida
- Texas
- Arizona
- Nevada

Note: The use of the phrase "Registered Investment Adviser" or the term "Registered" do not imply a certain level of skill or training.

The Firm's owner(s) are / is:

- **Mr. Steven Joseph Muehler**, the Firm's Founder and Chief Executive Officer

In addition to the examinations any given state requires each Investment Adviser Representative to pass in order to give investment advice in that State, the Alternative Securities Markets Group Corporation requires its advisers to have at least a college education or FIVE YEARS of related industry experience. Along with this, they must demonstrate a history of being in compliance with all industry regulations.

The Alternative Securities Markets Group Corporation maintains business hours of 8:30 AM to 5:00 PM PST.

4.B: Alternative Securities Markets Group Corporation ("the Firm" or "the Adviser") provides both "Traditional Investment Advisory" and "Alternative Securities Investment" Investment Advisory Services to Investor Clients and Issuer Clients; as well as Financial Planning for Investor Clients. Alternative Securities Markets Group Corporation works on a contractual basis with all clients to clearly outline the mutually agreed upon services to be offered.

The Firm first conducts an interview with a prospective Investor and Issuer Client, in some cases using a standard questionnaire, to assist in determining a client's needs, goals and general risk tolerance.

If an Investor Client wishes to engage the Firm / Adviser for Investment Advisory Services for Alternative Securities Investment Advisory and/or for Financial Planning Services, a services agreement will be executed by both parties that clearly outlines the mutually agreed upon Financial Advisory Services to be offered. The Agreement must be determine what risk tolerance the client is able to withstand. The level of risk a client agrees to will primarily dictate which portfolio of traditional investment securities, and / or what market segment of the Alternative Securities Market the Adviser will advise the client about. In addition to the risk profile, clients may also be provided an investment policy statement which further confirms the agreed upon allocation and outlines the roles each party will play. The Firm at this time will not be establishing any types of discretionary or non-discretionary accounts for any clients, though the Company is currently in the process of establishing an operating procedure for the inclusion of both non-discretional and discretionary Investor Accounts. Unless the services are clearly outlined in the signed agreement, the Firm / Adviser cannot be held responsible nor be expected to offer advice or input on anything outside the scope of the agreement. The Firm / Adviser is not a law firm or a CPA Firm. Therefore, we do not offer any tax or legal advice. We strongly recommend the client discuss all aspects of any plan with their CPA or attorney before implementing it. The implementation of any planning discussed with the client it at the sole discretion of the client.

The Alternative Securities Markets Group Corporation's Financial Advisory Service to Investor Clients and Issuer Clients will be solely in regards to the following types of Securities:

- Exchange Listed Securities
- Municipal Securities
- Variable Life Insurance
- Variable Annuities
- Mutual Fund Shares
- U.S Government Securities
- Options Contracts
- Private Corporate Debt Securities
- Regulation D Securities
- Regulation S Securities
- Regulation A Securities
- Certain Intra-State Exempt Securities
- Oil and Gas Interests
- Certain Real Estate Investments
- Certain over-the-counter securities
- Foreign Issuers
- Certificates of Deposit
- Private Placements
- Mortgage Loans
- Equity CrowdFunding
- Life Settlement

4.C. Do we tailor our Advisory Services to a client's individual needs and how do we do so? Can client's impose restrictions on investing in certain securities or types of securities?

By their nature, financial planning services for Investors must be based on each client's individual needs to have any useful validity. As the Alternative Securities Markets Group Corporation does not "*currently*" manage accounts, an Investment Adviser of Alternative Securities Markets Group Corporation can only make recommendations that the Adviser feels are in the client's own best interest, based on an individual's stated and/or established, individual needs, goals, risk tolerance and investment time horizon. The firm seeks to establish this personal dimension through a careful, fact-finding interview and series of discussions with each client.

As Investment clients make investments from their own accounts at their own direction, and that the Alternative Securities Markets Group Corporation is not a manager of accounts (no fiduciary controls), there is no restrictions that need to be imposed. As stated in this brochure, the Alternative Securities Markets Group Corporation is moving towards offering both "discretionary" and "non-discretional" accounts to Investors, and accordingly, when the Firm chooses to make this change, this section of the brochure will be updated, and an updated copy will be mailed to all Client's of the Alternative Securities Markets Group Corporation.

Item 5. Fees and Compensation:

5.A: A description of the range of fees our Firm Charges.

Our fees are based on either a percentage of assets under management, hourly charges, or fixed fees for comprehensive financial plans.

Financial planning fees are negotiable. Investment Management fees are only negotiable when out of state travel is involved. Upon engagement of the Company's services, our Clients receive and are asked to sign a "Letter of Agreement" outlining the fee schedule.

An introductory meeting, which may be by telephone or in person, is free of charge and is an exploratory interview to determine to the extent to which our Financial Planning and Investment Management services may be beneficial to the Client.

Comprehensive Financial Planning Services and Fees
A Financial Plan is designed to help the Client with all aspects of Financial Planning.

The Financial Plan may include, but is not limited to: a net worth statement, a cash flow statement; a review of investment accounts including reviewing asset allocation and providing repositioning recommendations, strategic tax planning, a review of insurance policies and recommendations for changes (if necessary), one or more retirement scenarios, estate planning review and recommendations, and education planning with funding recommendations.

Detailed Investment Advice and specific recommendations may be provided as part of a financial plan. Implementation of the recommendations is at the discretion of the Client.

Financial Plans are priced according to the degree of complexity associated with the Client's situation. The fee for a financial plan is predicated upon the facts known at the start of the engagement. The typical fee range is $3,000 to $6,000. Since Financial Planning is a discovery process, situations occur wherein the Client is unaware of certain financial exposures or predicaments. In the event that the Client's situation is substantially different than disclosed at the onset of the engagement, a revised fee will be provided for mutual agreement. The Client must approve the change of scope in advance of the additional work being performed when a fee increase is necessary.

Fees for Financial Plans are billed upon delivery of the Financial Plan.

After delivery of a Financial Plan, Clients can continue to engage the Alternative Securities Markets Group Corporation on an hourly basis at the rate of $200 per hour or for a fixed fee.

Alternative Securities Financial Review or Consultation (Investors)
For client's desiring on a Financial Review or Consultation about a portfolio of Alternative Securities, or a Consultation about a potential purchase of Alternative Securities, the Firm charges a maximum charge of $200 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee.

Offering of Alternative Securities (Issuer)
For an Issuer Clients desiring a Consultation for a potential or current Alternative Securities Offering, the Firm charges a maximum fee of $350 per hour, charged in six minute increments. A qualified Principal of the Alternative Securities Markets Group Corporation has the ability to authorize a lower hourly fee

Investment Management Services and Fees
We require all of our Clients to sign an "Investment Advisory Agreement" outlining all aspects of Investment Management Services and Fees.

The Goals and Objectives for each Client's Investment Portfolio are identified and documented through the use of an "Investment Policy Statement". Investment Policy Statements are periodically reviewed with the Client and updated.

Investment Clients receive quarterly performance reports, billing summaries and the Alternative Securities Markets Group's Quarterly Newsletter. In addition, Clients receive monthly statements.

We provide portfolio review and rebalancing, as needed, for the assets held under advisement on a no less than semi-annual basis.

The fee schedule for Client Investment Management services for Clients under management after 1/1/2015 is a tiered schedule as follows:

Account Balance:	**Annual Fee as a % of Assets:**
$0 to $300,000	1.25%
$300,001 to $600,000	1.15%
$600,001 to $1,000,000	1.00%
$1,000,000 to $3,000,000	0.95%
$3,000,001 and above	0.85%

Family Accounts may be grouped when considering account size for fee. Investment Management Fees are billed quarterly, in arrears, meaning that Clients are invoiced after the three-month bill period has ended. The first quarter fees are pro-rate, and Clients may cancel their agreement within five days of signing without incurring any fees. Fees are deducted from the Client's account to facilitate billing. The Client must consent to advance to direct debiting of their investment account.

5.B-D: Does our Firm Bill its Clients for the incurred advisory fees?

Generally, our Firm's practice is charge each client an "upfront retainer" of a SIX HOURS, and after the full retainer is depleted, the Firm's ongoing practice is through "direct billing", in which we send a quarterly invoice to each client for the advisory fees charged by the firm.

The Alternative Securities Markets Group Corporation receives no additional compensation for its Advisory Services.

5.E: Does the Firm or any of its supervised persons accept compensation for the sale of any securities or other investment products, including asset-based sales charges or service fees from the sale of any products?

No, the Alternative Securities Markets Group Corporation is not a Broker Dealer, and receives no compensation from the sale of any securities.

Disclosure 5.E.1: No member of the Firm can earn a commission from the sale of any security.

Disclosure 5.E.2: The firm recommends no Broker Dealers for the purchase of any securities to any Investor Client, Affiliated or non-Affiliated.

Disclosure 5.E.3: The Firm Receives No Revenues through Commissions or other sales-based compensation.

Item 6. Performance Based Fees:

Does our Firm Charge Performance-Based Fees (fees based on a portfolio's increase in asset value)?

No, it does not.

Item 7. Types of Clients:

INVESTOR CLIENTS: Typically our clients will include high net worth individuals, homeowners with home equity greater than 30% equity in their property, corporations and other businesses. We are prepared to provide services to charitable organizations, estates, and trusts as well. We do not impose a minimum dollar amount any investor may be able to invest for our services.

ISSUER CLIENTS: Typically our clients will include Private U.S. Companies with an equity value less than $250 Million, which we refer to as "micro-cap companies". These Issuer Clients will be seeking to engage in some form of a securities offering utilizing one or more of the securities types detailed in Part II, Item 4.

Item 8. Methods of Analysis:

A. An Adviser must describe its methods of analysis and investment strategies used in formulating its investment advice. It must explain in detail any unusual risks.

CAUTION:
INVESTING IN ALTERNATIVE SECURITIES
INVOLVES RISK OF LOSS

An Adviser must explain the material risks involved for each significant investment, investment strategy, or method of analysis used and particular type of security recommended, with more detail if those risks are significant or unusual (i.e., not otherwise apparent from reading this brochure). A strategy or method of analysis is significant if the adviser uses the strategy or method in advising "more than a small portion of the adviser's client's assets."

Alternative Securities Markets Group Corporation follows an "open architecture" approach to building a diversified portfolio of both Traditional Investment Securities and Alternative Securities for clients. Though each portfolio will differ based on the needs of the Investment Client, Alternative Securities Markets Group Corporation's goal is to build Investment Portfolios for our Investment Advisory Clients that generate strong risk-adjusted returns and are consistent with the Investment Advisory Client's stated objectives and risk tolerance. To create consistency with advisors and clients, we narrow the scope of investments down to those investment opportunities that the Firm's Management feels offer the best options with certain asset classes of both Traditional Investments and Alternative Investments. This process allows a level of due diligence to be performed on all Investments being presented to Investment Advisory Clients by Alternative Securities Markets Group Corporation's Advisers.

B. Alternative Securities Markets Group Corporation does not advise any strategy that involves "frequent trading". The majority of the Alternative Securities that our Advisers recommend are either restricted from trade for a period of up to a minimum of one year, or do not have an established secondary market for the trade of the securities. The Alternative Securities Markets Group Corporation uses a "long term purchase approach" (holding for at least one year). The majority of the Firm's Alternative Securities Portfolio of Offerings do not have liquidity events for shareholders for 1-5 years.

C. Do we recommend primarily a particular type of security? What are the material risks involved with that type of security? Are those risks unusual or significant?

Private Corporate Debt Securities	Higher Risk than an Exchange Listed Corporate Bond, Generally Small Cap or Micro-cap Companies with Limited Operating History and Limited assets and revenues, May Lose Entire Amount, Not Covered by SIPC
Regulation D Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Regulation A Securities	Unrestricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Over-the-Counter Securities	More Susceptible to Market Fluctuations; Higher Risk than and Exchange Listed Company, May Lose Entire Amount, Not Covered by SIPC
Intra-State Exempt Securities	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Early Stage or Development Companies, May Lose Entire Amount, Not Covered by SIPC
Oil and Gas Interests	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested; Not Covered by SIPC
Real Estate	A Notably Volatile Industry Sector; Historically Prone to Bubble and After Effects; May Lose Entire Amount Invested, Not Covered by SIPC
Foreign Issuers	May Not be Subject to U.S. Financial Reporting Standards, Higher Risk than an Exchange Listed

	Company, May Lose Entire Amount Invested, Not Covered by SIPC
Certificates of Deposit	Limited Liquidity
Life Settlement	Restricted Securities, No Liquid Secondary Market, No Required Reporting Requirements, Generally Long Term Investments, May Lose Entire Amount, Not Covered by SIPC

All investment programs have certain risks that are borne by the investor. Our Investment approach constantly keeps the risk of loss in mind. Investors face the following investment risks.

- *Interest-Rate Risk* – Fluctuations in interest rates may cause investment prices to fluctuate. For example, when interest rates rise, yields on existing bonds become less attractive, causing their market values to decline.

- *Market Risk* – The price of a security, bond, or mutual fund may drop in reaction to tangible and intangible events and conditions. This type of risk is caused by external factors independent of a security's particular underlying circumstances. For example, political, economic and social conditions may trigger market events.

- *Inflation Risk* – When any type of inflation is present, a dollar today will not buy as much as a dollar next year, because purchasing power is eroding at the rate of inflation.

- *Currency Risk* – Overseas investments are subject to fluctuations in the value of the dollar against the currency of the investment's originating country. This is also referred to as exchange risk.

- *Reinvestment Risk* – This is the risk that future proceeds from investments may have to be reinvested at a potentially lower rate of return (i.e. interest rate). This primarily relates to fixed income securities.

- *Business Risk* – These risks are associated with a particular industry or a particular company within an industry. For example, oil-drilling companies depend on finding oil and then refining it, a lengthy process, before they can generate a profit. These companies carry a higher risk of profitability than an electric company, which generates its income from a steady stream of customers who buy electricity no matter what the economic environment is like.

- *Liquidity Risk* – Liquidity is the ability to readily convert an investment into cash. Generally, assets are more liquid if many traders are interested in a standardized product. For example, Treasury Bills are highly liquid, while real estate properties are not.

- *Financial Risk* - Excessive borrowing to finance a business' operations increases the risk of the profitability, because the company must meet the terms of its obligations in good times and bad. During periods of financial stress, the inability to meet loan obligations may result in bankruptcy and/or a declining market value.

Item 9. Disciplinary Information:

What facts about any legal or disciplinary event involving our Firm or its personnel should you know of, because it is material to an evaluation of the integrity of our Firm or its Management Persons?

The SEC requires that we inform you, our Client, if our Firm or any of our Management Persons has been involved in any of the events listed below within the last ten years, and if there is any material fact about any legal or disciplinary event that you should know about in order to evaluate our integrity.

You may also see these same questions answered online at the Investment Adviser Public Disclosure Site (IAPD), in Part 1A, Item 11.

HAS OUR FIRM OR ANY OF OUR MANAGEMENT PERSONS BEEN INVOLVED IN:

A Criminal or Civil action in a domestic, foreign or military court of competent jurisdiction in which our Firm or a Management person:

(1) Was Convicted of, or Pled Guilty or Nolo Contendere ("No Contest") to:
  a. Any Felony?
    i. NO
  b. A Misdemeanor that involved investments or an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, or extortion?
    i. NO
  c. A Conspiracy to commit any of these offenses?
    i. NO

(2) Is the named subject of a pending criminal proceeding that involves an investment-related business, fraud, false statements or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?
  a. NO

(3) Was found to have been involved in a violation of an investment-related statute or regulation?
  a. NO

(4) Was the subject of any order, judgment, or decree permanently or temporarily enjoining, or otherwise limiting, our Firm or a Management Person from engaging in any investment-related activity, or from violating any investment-related statute, rule, or order? NO

B. An Administrative proceeding before the SEC, any other Federal Regulatory Agency, any State Regulatory Agency, or any Foreign Financial Regulatory Authority in which our Firm or a Management Person –

(1) Was found to have caused an investment-related business to lose its authorization to do business?
    a. NO
(2) Was found to have been involved in a violation of an investment-related statute or regulation and was the subject of an order by the agency or authority:
    a. Denying, Suspending, or Revoking the authorization of your Firm or a Management Person to act in an investment-related business?
        i. NO
    b. Barring or suspending our Firm's, or a Management Person's, association with an investment-related business?
        i. NO
    c. Otherwise significantly limiting our Firm's, or a Management Person's, investment-related activities?
        i. NO
    d. Imposing a civil money penalty of more than $2,500 on our Firm, or a Management Person?
        i. NO

C. A Self-Regulatory Organization (SRO) proceeding in which our Firm or a Management person:

(1) Was found to have caused an investment-related business to lose its authorization to do business?
    a. NO
(2) Was found to have been involved in a violation of the SRO's rules and was:
    a. Barred or suspended from membership or from association with other members, or was expelled from membership?
        i. NO
    b. Otherwise significantly limited from investment-related activities?
        i. NO
    c. Fined more than $2,500
        i. NO

NOTE: IN AUGUST OF 2010, A FIRM THAT MR. MUEHLER WAS MANAGING WAS SERVED A 'CEASE AND DESIST' ORDER IN THE MATTER OF 'PUBLIC SOLICITION' OF A PRIVATE PLACEMENT (AN UN-SOLICITED EMAIL WAS SENT TO A POTENTIAL INVESTOR THAT STATED INVESTMENT TERMS AND CONDITIONS). THE FIRM THAT WAS SUBJECT OF THE CEASE AND DESIST ORDER CEASED OPERATIONS PRIOR TO THE SALE OF ANY SECURITIES TO ANY INVESTORS. A COPY OF THE 2010 ORDER IS ATTACHED AS AN EXHIBIT TO PART I OF THIS ADV FORM. A COPY OF THIS ORDER CAN BE REQUESTED BY

SENDING AN EMAIL REQUESTING A COPY OF THE "CALIFORNIA CEASE AND DESIST ORDER" TO LEGAL@ALTERNATIVESECURITIESMARKET.COM

Item 10. Other Financial Industry Activities and Affiliations: What material relationships does our Firm, or any of our Management Persons have, with related financial industry participants? What material conflicts of interest may arise from these relationships and how are these conflicts addressed?

A. Have we, or has any of our Management Persons, registered as a broker-dealer or as a representative of a broker-dealer?
   a. As of the date of this document, Mr. Steven J. Muehler was the 100% Owner of the Alternative Securities Markets Group Corporation. The Alternative Securities Market, LLC, a wholly owned subsidiary of the Alternative Securities Markets Group Corporation, is currently in the process of registering as a Broker-Dealer in the State of California.

B. Have we, or has any of our Management Persons, registered as a futures commission merchant, commodity pool operator, a commodity trading advisor, or an associated person of any of these entities named here?
   a. NO

C. Do w have any "related person" – a person or a firm that we control or that controls us through ownership, or as an officer – with whom we have a material relationship, any arrangement that may cause a conflict of interest when providing our clients with Investment Advice?
   a. YES

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Market, LLC
      - California Limited Liability Company
      - Registering as a Broker-Dealer in California
    - ASMG Insurance Company
      - California Stock Corporation
      - Registering as a multi-state insurance provider
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - California Limited Liability Company
      - Closed End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2015)

    - Closed Ended Fund
  - ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
    - Closed Ended Fund
  - ASMG Fixed Income Fund V, LLC (to be formed in 2015)
    - Closed Ended Fund
- Private Operating Companies (all to be formed in 2015)
  - Samba Brazilian Gourmet Pizza Corporation
  - Alternative Securities Market, Inc.
    - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    - Alternative Securities Markets Group Biofuels Market, LLC
    - Alternative Securities Markets Group California Water Rights Market, LLC
    - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Energy Market, LLC
    - Alternative Securities Markets Group Entertainment and Media Market, LLC
    - Alternative Securities Markets Group Fashion and Textiles Market, LLC
    - Alternative Securities Markets Group Financial Services Market, LLC
    - Alternative Securities Markets Group Food and Beverage Market, LLC
    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC

- Minority Equity Ownership Interests

- Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

NOTE: An Adviser's RELATED PERSONS are: (1) the Adviser's Officers, or Directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by, or under common control with the Adviser; (3) all of the Adviser's current employees; and (4) any person providing investment advice on the Adviser's behalf.

WE ADDRESS THIS ISSUE BY DISCLOSING THE RISKS TO OUR CLIENTS

The Risk of a conflict of interest in any such arrangement lies in the compensation to be received; it creates an incentive to recommend the service.

As of the date of this document, our Firm has not other related person that is a (THIS STATEMENT WILL CHANGE IN 2015, AND UPON THIS CHANGE BEING IMPLEMENTED, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS AND AN UPDATED BROCHURE PUBLISHED AT WWW.ASMGCORP.COM) :

- Municipal Securities Dealer
- Government Securities Dealer or Broker
- A Mutual Fund
- A Unit Investment Trust
- Offshore Fund
- Another Investment Adviser / Financial Planner
- A Futures Commission Merchant, Commodity Pool Operator or Commodity Trading Advisor
- A Bank or a Thrift Institution
- An Insurance Company or Agency
- A Pension Consultant
- A Real Estate Broker or Dealer
- A Sponsor or Syndicator of Limited Partnerships

D. Do we recommend or select other Investment Advisers for our Clients? NO, we do not. If an Adviser selects or recommends other advisers for a Client, the Adviser must disclose any compensation arrangements or other business relationships between the Advisory Firms that create material conflicts of interest between the adviser and its clients along with a discussion of the conflict and how they are addressed.

Do we receive compensation form other advisers for our referrals? NO, this does not apply. The compensation advisers may receive, clients should note, creates an incentive to make the recommendation and thereby an inherent risk of a conflict of interest. We address this possible conflict of interest first by bringing to our Clients' attention and by disclosing that this does not apply to our Firm.

De we have any other business relationships with advisers that could cause a conflict of interest, and if "yes", how do we address them? NO, we do not.

Item 11. Code of Ethics:

A. As required by the SEC Rule 204A-1 or similar state rules, our Firms has adopted a Code of Ethics. The Firm has created a Code of Ethics (November 2014) which addresses primarily issues involved in monitoring proprietary "investment" activities (there are no "trading activities" associated with Alternative Securities Markets Group Corporation). A Copy is available upon written request.

   Please note that using any insider information, information that is not readily available to all participants in a securities marketplace (upon making a reasonable effort to obtain that information), for any person, ourselves or relatives or clients or any other person, is strictly illegal and punishable by fines and imprisonment.

   How Our Firm Controls Sensitive Information:

   - Building Security: Controlled Entrances, Visitor Screening, Security Monitoring devices, including (but not limited to); security cameras, motion detectors, pass codes, and alarms
   - Office Door Locks
   - Locked File Cabinets
   - Password Protected Computer Screens and Databases; Computer "sleep" if left unused
   - Fire Prevention Equipment
   - Office area under continual supervision

B. Does your Firm or a related person recommend to our Clients, or de we buy or sell for our Client" accounts, securities in which we or a related person has a material interest?

   a. Our Firm and/or its Associates:
      i. Buy or Sell for the Firm or for themselves any securities that we also recommend to our Investment Advisory Clients
         1. WE DO NOT
      ii. Invest or are permitted to invest in securities related to those we may recommend to Investment Advisory Clients?
         1. WE DO NOT

   b. Our Firm and its Associates:
      i. Buy Securities for the Firm or for themselves from Advisory Clients?
         1. WE DO NOT
      ii. Sell Securities the Firm or its Associates own to Advisory Clients?

        1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
    iii. In their capacity as a broker / dealer agent, transact purchases or sales of any Investment Advisory Client's securities directly to any person?
        1. WE DO NOT
    iv. Recommend securities to our advisory clients in which our Firm or any person or other firm related to our Firm has some other proprietary ownership or other financial interest
        1. The Firm may recommend securities of Private Funds that the Firm is a Manager and is a wholly owned subsidiary
        2. The Firm may recommend securities of companies associated with the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com), of which, the Company holds a minority equity ownership interest in each of these companies, though it receives no financial compensation for any investments made.
    v. Act as an investment adviser to an investment company that we recommend to our Clients?
        1. WE DO NOT

C. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

D. Personal Trading: There are no "Trading Activities" Associated with the Alternative Securities Markets Group Corporation

Item 12. Brokerage Practices:

A. Does our Firm select a broker / dealer for you?
    a. No. we do not.

Item 13. Review of Accounts:

A. Does someone in our Firm review investment account portfolios and how often?

    a. The Alternative Securities Markets Group Corporation does not maintain investment accounts for our Investment Advisory Clients. Though, Mr. Steven J. Muehler, Founder and Chief Executive Officer of the Firm. At Mr. Muehler's discretion, he may delegate review of a client's "advisory portfolio of investments" to another qualified Registered Investment Adviser. Portfolios are review no less than every six months.

B. What factors might trigger a review in addition to our periodic review?

  a. Certain advisory portfolios may be reviewed in the event of significant changes in the markets or due to socio-political factors deemed to affect those portfolios or input provided through our own research. Changes to an Investment Advisory Client's expressed goals, needs, or financial condition may also tripper a review of a client's portfolio. Clients are encouraged to maintain regular contact with the Investment Adviser, especially to keep the Firm informed of any changes to the Client's status.

C. What regular reports do we or other provide you? Are they written reports? What do they contain?

  a. All Companies and Funds that we recommend will send confirmation of each transaction that the client chooses to complete, directly to the client. Each Company or Fund will send monthly or quarterly statements, unless the Company is a "non-reporting" company.

Item 14. Client Referrals and Other Compensation:

A. Does someone other than a Client of our Firm pay our Firm or related persons, or otherwise provide economic benefit to our Firm, for the investment advice we provide to Investment Advisory Clients?

  a. Our Firm is not compensated in any way from third parties for our Investment Advisory.

B. Does our Firm or a firm related to us through some form of ownership pay someone, directly or indirectly, for client referrals?

  a. NO WE DO NOT

Item 15: Custody:

A. Does our Firm have discretionary authority over Client Assets?

  a. NO WE DO NOT, AS OF THE DATE OF THIS DOCUMENT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS, THOUGH THIS WILL CHANGE IN THE FIRST HALF OF 2015. UPON CHANGES MADE TO THE COMPANY'S SERVICES, AN UPDATED BROCHURE WILL BE DELIVERED TO ALL CLIENTS, AND AN UPDATED BROCHURE WILL BE PUBLISHED AT WWW.ASMGCORP.COM

Item 16: Investment Discretion:

A. Does our Firm have Discretionary Authority over a Client's Assets?
    a. NO WE DO NOT, NO OPERATION OF THE ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION INVOLVES ANY TYPE OF CUSTODY OF ANY OF A CLIENTS ASSETS

Item 17: Voting Client Securities:

A. Does our Firm have, or will it accept authority, to vote Investment Advisory Client Securities?
    a. NO. The Firm's policies and procedures manual, our agreements and this disclosure brochure will state:
        i. *"Clients should note that the Adviser does not undertake to vote any proxies to the investments a client may choose to make, or have. It remains the Client's right to vote all proxies; voting proxies is an important means for the investor to understand the companies in whose securities he / she is invested."*
    b. This is our policy and our procedure: THAT WE DO NOT VOTE PROXIES. Our Firm does not vote its Advisory Client's proxies. We state in our agreement and here in these disclosures. Our Firm urges our Clients to read and participate in the voting process tied to the shares they own in various companies as an excellent means for our clients to become familiar with those companies in which they are invested.

Item 18: Financial Information:

A. Does your Firm have Custody of Client Funds or Securities?
    a. As of the date of this document, we do not, but the firm will start taking custody of Funds and Securities in 2015. A revised brochure will be delivered to all Clients as well as posted on the Firm's website at www.ASMGCorp.com

B. Does our Firm have any financial condition that could reasonably seem likely to impair our ability to meet our contractual commitments to clients?
    a. NO WE DO NOT

C. Has our Firm been the subject of a bankruptcy during the last ten years?
    a. No, it has not

Item 19: State Registration Information:

If you are registering or are registered with one or more State Securities Authorities, you must respond to the following additional items:

A. Identify each of your Principal Executive Officers and Management Persons, and describe their formal education and business background.

Mr. Steven Joseph Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, which opened the "Alternative Securities Market" to companies seeking both an initial public offering and a public listing of the Company's Securities in April of 2014..

Unlike the current "CrowdFunding" Sites over saturating the Alternative Securities Investment Industry today, the Alternative Securities Market is the FIRST and ONLY Private Market that is open to ALL INVESTORS (U.S. Citizens, Non-U.S. Citizens, Accredited Investors, Nom-Accredited Investors, Private Individual Investors, and Institutional Investors and Advisors).

The Alternative Securities Market is the First and Only Primary and Secondary Market for the initial issue and resale of Regulation A, Regulation S and Regulation D Securities (Regulation D, Regulation S, and certain Regulation A Securities of "shell companies" are restricted from resale for 6-12 months). The Alternative Securities Market operates as a private, transparent equity and debt securities marketplace, offering market participants a comprehensive range of services to meet their needs, including facilitating "initial public offerings" for Regulation A, Regulation S and Regulation D securities. The Alternative Securities Markets Group also supplies both market, industry and listed company data. The total product offering at the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes (asset backed & secured notes only) and Convertible Debt Notes.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street". The Show returns on January 2nd, 2014 with a weekly 2-3 hour broadcast.

Mr. Muehler is also the Founder and Chief Executive Officer of "Samba Brazilian Gourmet Pizza Corporation".

B. Describe any business in which you are actively engaged (other than giving investment advice) and the approximate amount of time spent on that business.

Alternative Securities Markets Group Corporation

- Wholly owned Subsidiaries
  - Investment Funds (Private)
    - Alternative Securities Market, LLC
      - California Limited Liability Company
      - Registering as a Broker-Dealer in California
    - ASMG Insurance Company
      - California Stock Corporation
      - Registering as a multi-state insurance provider
    - Alternative Securities Markets Group Corporation Fixed Income Fund, LLC
      - California Limited Liability Company
      - Closed End Fixed Return Fund
    - ASMG Fixed Income Fund I, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund II, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund III, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund IV, LLC (to be formed in 2015)
      - Closed Ended Fund
    - ASMG Fixed Income Fund V, LLC (to be formed in 2015)
      - Closed Ended Fund
  - Private Operating Companies (all to be formed in 2015)
    - Samba Brazilian Gourmet Pizza Corporation
    - Alternative Securities Market, Inc.

    - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
    - Alternative Securities Markets Group Biofuels Market, LLC
    - Alternative Securities Markets Group California Water Rights Market, LLC
    - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Energy Market, LLC
    - Alternative Securities Markets Group Entertainment and Media Market, LLC
    - Alternative Securities Markets Group Fashion and Textiles Market, LLC
    - Alternative Securities Markets Group Financial Services Market, LLC
    - Alternative Securities Markets Group Food and Beverage Market, LLC
    - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
    - Alternative Securities Markets Group Life Settlement Market, LLC
    - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
    - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
    - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
    - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
    - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
    - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
    - Alternative Securities Markets Group New Technologies Market, LLC
- Minority Equity Ownership Interests
  - Alternative Securities Markets Group Corporation holds 2-10% minority equity positions in all companies listed on the Alternative Securities Market (http://www.AlternativeSecuritiesMarket.com)

C. In addition to the description of your fees in response to Item 5 of part 2A, if you or a supervised person is compensated for advisory services with performance-based fees, explain how these fees will be calculated. Disclose specifically that performance-based compensation may create an incentive for the adviser to recommend an investment that may carry a higher degree of risk to the client.

a. We receive not "performance based" compensation for any Investment Advisory Services.

D. If you or a management person has been involved in one of the events listed below, disclose all material facts regarding the event:
   a. An award or otherwise being found liable in an arbitration claim alleging damages in excess of $2,500, involving any of the following:
      i. An investment or an investment-related business or activity;
      ii. Fraud, false statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS
   b. An award of otherwise being found liable in a civil, self-regulatory, or administrative proceeding involving any of the following:
      i. An investment or an investment-related business activity;
      ii. Fraud, False Statement(s), or omissions
      iii. Theft, embezzlement, or other wrongful taking of property;
      iv. Bribery, forgery, counterfeiting, or extortion; or
      v. Dishonest, unfair, or unethical practices.
      vi. NO WE HAVE NOT TO ALL POINTS

E. In addition to any relationship or arrangement described in response to Item 10.C of Part 2A, describe any relationship or arrangement that you or any of your Management Persons have with any issuer of securities that is not listed in Item 10.C of Part 2A
   a. NONE

PART 2B: ***The Brochure Supplement:*** Here we provide information about advisory personnel on whom you rely for Investment Advice. We must provide this supervised person's supplement to you, our client initially at or before the time when that specific supervised person begins to provide you with advisory services.

MR. STEVEN JOSEPH MUEHLER
Born August 11th, 1975

Item 2: ***Educational Background and Business Experience:***

Mr. Steven Joseph Muehler is the Firm's Founder and Chief Executive Officer. Mr. Muehler was born in August of 1975, and grew-up and attended High School in Wahpeton, North Dakota. After graduating from Wahpeton Senior High School in 1994, Mr. Muehler enlisted in the United States Marine Corps, and was honorably discharged from Active Duty in 1999.

While enlisted in the United States Marine Corps, Mr. Muehler began his college studies through the Marine Corps Distance Education Program. Mr. Muehler took college level courses and earned college credits from: The University of North Dakota, The University of Minnesota, The University of Minnesota, Brigham Young University, The University of Alabama and the University of South Carolina. Upon being honorably discharged from the United States Marine Corps in 1999, Mr. Muehler continued his college education at Charleston Southern University in North Charleston, South Carolina.

Mr. Muehler has more than fifteen years investment banking industry and corporate finance industry experience, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans and leading fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Securitizations, Energy, Biofuels, Mining and Mineral Rights, Oil and Natural Gas, Medical Device, Pharmaceuticals and New Technology Market Capitalization and Management ranging from Fortune 100 companies to early stage ventures.

Prior to founding the Alternative Securities Markets Group in April of 2014, Mr. Muehler served as a corporation capitalization and securities advisor for both private and public securities offerings.

Before beginning his career in the Corporate Investment Banking Market, Mr. Muehler Served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Reverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies, and during his time as an advisor, that Mr. Muehler gained valuable experience working with multinational finance and domestic investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

During the last year, Mr. Muehler has served as the "counter point to CrowdFunding" on his weekly Radio and HDWebTV Series, "Steve Muehler, On the Corner of Main Street and Wall Street".

Item 3. ***Disciplinary Information:*** In the Investment Adviser Public Disclosure Site one may find the following disclosures regarding Mr. Muehler. "This Investment Adviser Representative is currently registered in **ONE** jurisdiction.
Is this Investment Adviser Representative currently suspended with any jurisdiction? **NO**
Are there events disclosed about this Investment Adviser Representative? **NO**

Item 4: ***Other Business Activities:*** As noted above and in ADV Part 2A, Mr. Steven J. Muehler is the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation, and the sole shareholder of the Corporation. The Alternative Securities Markets Group Corporation has multiple subsidiaries and minority equity ownership interests as detailed in ADV Part 2A. Mr. Muehler, nor the Alternative Securities Markets Group Corporation, receives no commissions or financial compensation from Investment Advisory Clients who choose to invest in one of these companies.

Item 5: ***Additional Compensation:*** Mr. Muehler currently receives no other forms of income outside of the investment adviser counseling. Mr. Muehler in the future may receive investment related income from any of the previously mentioned wholly owned subsidiaries mentioned on pages 13 & 14 of this brochure. An amendment to this document will be filed and delivered to all Clients of the Alternative Securities Markets Group Corporation upon any change to Mr. Muehler's income.

Item 6: ***Supervision:*** Mr. Muehler is the Firm's Founder and Chief Executive Officer; he is largely his own supervisor. He maintains on file, in the Firm's office reports, his formulation of his recommendations for the regulator to review at will.

Item 7: ***State Registration Requirements:*** Mr. Muehler is registering as a representative of the Advisory firm in California, Florida, New York, Nevada, and Arizona. None of the disciplinary or regulatory events noted under this item applies to Mr. Muehler. He has not been subject of a bankruptcy filing in the past ten years.